                                               1934 Act Registration No. 1-31517

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2003

                                   ----------

                        China Telecom Corporation Limited
                 (Translation of registrant's name into English)

                                31 Jinrong Street
                              Beijing, China 100032
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [_]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [_] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ______________.)

================================================================================

                                    EXHIBITS

Exhibit Number                                                             Page
--------------                                                             ----
1.1  Announcement dated October 26, 2003                                      4
1.2  Shareholder's Circular dated October 27, 2003                           56

                           FORWARD-LOOKING STATEMENTS

     The Announcement and Shareholder's Circular of the Company, constituting
Exhibit 1.1 and 1.2, respectively, to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company's ability to successfully execute its business strategies.

     Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CHINA TELECOM CORPORATION LIMITED


Date:  October 30, 2003                By:  /s/ Zhou Deqiang
                                          --------------------------------------
                                       Name: Zhou Deqiang
                                       Title: Chairman and CEO

                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities.

                                 "China_Telecom"
                        China Telecom Corporation Limited

 (A joint stock limited company incorporated in the People's Republic of China with limited liability)
                    DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUMMARY

The Acquisition

The Company entered into the Acquisition Agreement on October 26, 2003, pursuant to which the Company agreed to acquire, and China Telecommunications Corporation, the Company's controlling shareholder and promoter, agreed to sell the Target Assets, subject to certain conditions.

The Target Companies are the leading providers of wireline telecommunications services including wireline telephone, data and Internet and leased line services in the Target Service Areas, comprising Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province in the PRC. As of June 30, 2003, the Target Group had a total of approximately 45.1 million access lines in service for its local telephone service. The Target Group had a 98.3% market share in the Target Service Areas in terms of the number of access lines in service as of June 30, 2003.

Consideration for the Acquisition

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The purchase price of the Acquisition amounts to RMB46,000 million (equivalent to approximately US$5,558 million), and will consist of the payment of an initial cash consideration of RMB11,000 million (equivalent to approximately US$1,329 million) on completion of the Acquisition and the payment of a deferred consideration of RMB35,000 million (equivalent to approximately US$4,229 million). From the date of the completion of the Acquisition, the Company will pay interest to China Telecommunications Corporation at half-yearly intervals on the actual amount of deferred consideration remaining outstanding. Interest will accrue daily and, for the first five years after completion of the Acquisition, will be payable at the rate of 5.184% per year, being the RMB lending rate of commercial banks in the PRC in respect of loans with tenure of more than five years of 5.76% per year as set by the People's Bank of China and prevailing on the date of the Acquisition Agreement, less a discount of 10%. Thereafter, the interest rate will be adjusted accordingly on the fifth anniversary of completion of the Acquisition. The Company intends to fund the interest payments with its internal cash resources.

The deferred consideration is payable ten years after the date of completion of the Acquisition. The Company may from time to time, prepay all or part of the deferred consideration, at any time after completion until the tenth anniversary of the completion of the Acquisition, without penalty.

China Telecommunications Corporation currently owns 77.78% of the issued share capital of the Company. Based on the audited financial statements of the Company prepared under IFRS, the book value of the net assets of the Listed Group as of December 31, 2002 was approximately RMB125,008 million (equivalent to approximately US$15,103 million). Based on the unaudited interim financial statements of the Company prepared under IFRS, the book value of the net assets of the Listed Group as of June 30, 2003 was approximately RMB133,595 million (equivalent to approximately US$16,141 million). Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes both a discloseable transaction and a connected transaction for the Company.

Reasons for and benefits of the Acquisition

The Company believes that the Acquisition represents a new and important opportunity for the Listed Group to strengthen its market position, improve its growth prospects, realize operating synergies, increase its earnings and improve its capital efficiency.

Independent Shareholders' Approval and Independent Financial Adviser

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions. JPMorgan has been retained as the Independent Financial Adviser to the Independent Board Committee.

The Acquisition, certain Prospective Connected Transactions and certain supplemental agreements relating to the Existing Connected Transactions require the approval of the Independent Shareholders at the Extraordinary General Meeting at which China Telecommunications Corporation and its Associates will abstain from voting.

Financial Advisers

CICC and Morgan Stanley are the financial advisers to the Company in respect of the Acquisition, the Prospective Connected Transactions and the supplemental agreements relating to the Existing Connected Transactions.

Connected Transactions

After the Reorganization, the Combined Group entered into various agreements with China Telecommunications Corporation and a number of its subsidiaries relating to the mutual provision of ongoing telecommunications and other services. The mutual provision of ongoing telecommunications and other services between the Parent Group and the Combined Group will constitute connected transactions within the meaning of the Hong Kong Listing Rules upon completion of the Acquisition.

As these connected transactions are expected to occur on a regular and continuous basis in the ordinary and usual course of business, the Company has made an application to the Hong Kong Stock Exchange for a waiver from compliance with the normal approval and disclosure requirements relating to certain connected transactions under the Hong Kong Listing Rules. In its application, the Company has sought a new waiver for the Combined Group from the Stock Exchange to combine certain categories of the Existing Connected Transactions, waiver of which were granted by the Stock Exchange in its letter dated October 28, 2002, with the corresponding categories of the Prospective Connected Transactions so that the waiver in respect of annual monetary limits of certain Existing Connected Transactions be aggregated. The new waiver will be effective for two years from January 1, 2004 until December 31, 2005.

Dispatch of shareholders circular

A circular containing, amongst other things, details of the terms of the Acquisition, the Prospective Connected Transactions and supplemental agreements relating to Existing Connected Transactions, letters from the Independent Board Committee and from JPMorgan, further financial and other information of the Target Assets and a notice to shareholders of the Company convening an Extraordinary General Meeting to approve, amongst other things, the terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions will be dispatched to the shareholders of the Company as soon as practicable.

1.   ACQUISITION OF THE TARGET ASSETS

(a)  The Acquisition

     The Company entered into the Acquisition Agreement on October 26, 2003, pursuant to which the Company agreed to acquire and China
     Telecommunications Corporation, the Company's controlling shareholder and promoter, agreed to sell the Target Assets, subject to certain conditions.

     The Company has agreed, subject to certain conditions, to acquire from the Parent the Target Assets for a purchase price of RMB46,000 million (equivalent to approximately US$5,558 million). The net indebtedness of the Target Group as of June 30, 2003 amounted to approximately RMB33,988 million (equivalent to approximately US$4,106 million). Upon completion of the Acquisition, each of the Target Companies will become a wholly-owned subsidiary of the Company.

     The Target Assets

     The Target Companies are the leading providers of wireline telecommunications services including wireline telephone, data and Internet and leased line services in the Target Service Areas, comprising Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province in the PRC. As of June 30, 2003, the Target Group had a total of approximately 45.1 million access lines in service for its local telephone service. The Target Group had a 98.3% market share in the Target Service Areas in terms of the number of access lines in service as of June 30, 2003.

     The Company will also acquire from the Parent certain assets which are used for network management, research and development purposes.

     The Reorganization

     In preparation for the Acquisition, Anhui Telecom was incorporated on August 26, 2003, Fujian Telecom, Guangxi Telecom and Sichuan Telecom were incorporated on August 28, 2003, Jiangxi Telecom was incorporated on September 18, 2003 and Chongqing Telecom was incorporated on August 22, 2003, each as a wholly-owned subsidiary of China Telecommunications Corporation. China Telecommunications Corporation's telecommunications operations in Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province, together with related assets and liabilities were transferred to these Target Companies. The assets, liabilities and operations of the Target Group have been segregated and separately managed since December 31, 2002. As part of the Reorganization, the Parent has undertaken to indemnify the Target Companies for any loss or damages suffered by the Target Companies as a result of, or related to, the Reorganization and/or in connection with events preceding the Reorganization.

     Set out below are the corporate structures of the Company and its principal subsidiaries immediately prior to and after the Acquisition.

               Corporate Structure immediately before Acquisition

"chart01"

       Corporate Structure immediately after Completion of the Acquisition

"chart02"

     Notes:

     1. Denotes the Target Companies to be acquired pursuant to the Acquisition.

     2. As part of the reform plan of rural telecommunications services, China Telecommunications Corporation has agreed to transfer 977,004,913 shares of the Company (representing 1.29% of the Company's issued share capital as at the Latest Practicable Date) to Fujian Electronic

          Information (Group) Co., Ltd. upon satisfaction of a number of conditions precedent. Such transfer will not be made prior to September 10, 2005.

(b)  The Consideration

     The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The purchase price of the Acquisition is RMB46,000 million (equivalent to approximately US$5,558 million), and will consist of payment of an initial consideration and a deferred consideration.

     The purchase price of the Acquisition was determined based on various factors, including the quality of the assets being acquired, their growth prospects, earnings potential, competitive advantages in their respective markets, the prospective profit contributions of the Target Group to the Combined Group and other relevant valuation benchmarks. The purchase price of the Acquisition will represent a multiple of 7.2 times the Target Group's forecast combined 2003 profit after taxation and minority interests but before extraordinary items (the "net profits") of approximately RMB6,352 million (equivalent to approximately US$767 million).

     The initial consideration of RMB11,000 million (equivalent to approximately US$1,329 million) will be satisfied on completion of the Acquisition by payment in cash in RMB. The Company intends to finance all of the initial consideration using internal cash resources, including proceeds raised from the Global Offering. Details of the amount of proceeds used to fund the initial consideration will be disclosed in the announcement following the EGM to be held on December 15, 2003.

     The deferred consideration represents the difference between the purchase price and the initial consideration and amounts to RMB35,000 million (equivalent to approximately US$4,229 million). From the date of the completion of the Acquisition, the Company will pay interest to the Parent at half-yearly intervals on the actual amount of deferred consideration remaining outstanding. Interest will accrue daily and, for the first five years after completion of the Acquisition, will be payable at the rate of 5.184% per year, being the RMB lending rate of commercial banks in the PRC in respect of loans with tenure of more than five years of 5.76% per year as set by the People's Bank of China and prevailing on the date of the Acquisition Agreement, less a discount of 10%. Thereafter, the interest rate will be adjusted accordingly on the fifth anniversary of completion of the Acquisition. The Company intends to fund the interest payments with its internal cash resources.

     The deferred consideration is payable ten years after the date of completion of the Acquisition. The Company may, from time to time, prepay all or part of the deferred consideration, at any time after completion until the tenth anniversary of the completion of the Acquisition, without penalty.

     The payment of the deferred consideration and the interest payments can be made in RMB, or any other currencies which may in the future be agreed between China Telecommunications Corporation and the Company, subject to the approvals of the relevant PRC governmental authorities. Any payment made in currencies other than RMB will be based on the exchange rates between RMB and such currencies prevailing at 12:00 noon (Beijing time) on October 24, 2003, being the Business Day immediately preceding the day of the execution of the Acquisition Agreement.

(c)  Conditions to Completion of the Acquisition

     Completion of the Acquisition is conditional upon the fulfilment (to the reasonable satisfaction of the Company) of the following conditions, among others, on or before December 31, 2003 or such later date as the Company and China Telecommunications Corporation may agree:

     (i) the passing of resolutions by the Board approving the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions;

     (ii) the passing of ordinary resolutions by Independent Shareholders approving the terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions;

     (iii) there having been no material adverse change to the financial conditions, business operations or prospects of the Target Assets; and

     (iv) the obtaining of various approvals from relevant PRC regulatory authorities.

     If any of the above-mentioned conditions is or are not satisfied (or in the case of (iii) above, not waived by the Company) by December 31, 2003, or such other date as the Company and China Telecommunications Corporation may agree, the Acquisition Agreement will lapse.

2.   REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition represents a new and important opportunity for the Listed Group to strengthen its market position, enhance its competitiveness, promote business development and improve financial performance, so as to benefit further from the sustained growth of the telecommunications industry in the PRC.

(a)  Enhancement of market position

     The Acquisition will expand the geographic coverage of the Company's telecommunications operations. This expansion will further enhance the market position and competitiveness of the Company by improving its ability to provide long distance, managed data and other telecommunications services that require extensive geographic coverage. The Acquisition is also expected to significantly increase the Company's subscriber base, revenue and net profit. The Company believes that the enhanced financial strength resulting from such increases will enable it to better deal with competitive pressure and capture growth opportunities.

     The table below sets out selected operating and financial data of the Target Group, the Listed Group and the pro forma data of the Combined Group as of or for the six-month period ended June 30, 2003:

                                           Listed     Target    Pro Forma
                                            Group      Group    Combined
                                          --------   --------   ---------
Access lines in service (in thousands)      62,199     45,073     107,272
Operating revenues (in RMB millions)        39,536     18,247      57,770(1)
Net profit (in RMB millions)                 9,260      3,371      12,054(1)
Earnings per share (in RMB)                   0.12        N/A        0.16(1)

Notes:

     (1) For further details of the Combined Group's pro forma financial information, please refer to Appendix VI to the shareholders' circular "Pro Forma Financial Information of the combined Group".

     (2) As a result of both the Target Group and the Company being under common control prior to the Acquisition, the acquisition of the Target Group will be considered as a "combination of entities under common control". Under a combination of entities under common control, the assets and liabilities of the Target Group to be acquired by the Company will be accounted for at historical amounts in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). In as-if pooling-of-interests accounting, the consolidated financial statements of the Company for periods prior to the combination will be restated to include the assets and liabilities and results of operations of the Target Group for those periods on a combined basis.

          The purchase price in respect of the acquisition of the Target Group will be treated as an equity transaction at the date of the acquisition.

(b)  Improvement of growth prospects

     The Company believes that the Acquisition will improve the growth potential for its telecommunications business. The total population in the Company's Listed Service Areas was 221 million at the end of 2002 (representing 17.2% of the total population in China at the end of 2002), while the total population in the service areas of the Combined Group, on a pro forma basis, would be 524 million at the end of 2002 (representing 40.8% of the total population in China at the end of 2002). In addition, the Target Service Areas, with sustained GDP growth and a lower-than-national-average telephone penetration rate, present significant growth potential for telecommunications services. For example, access lines in service and broadband subscriber growth rates of the Target Group were stronger than those of the Listed Group in the first six months of 2003.

                                           Listed     Target     Combined
                                            Group      Group      Group
                                          --------   --------   ---------

Total population(1)(2) (in millions)           221        303         524
Penetration rate(3)                           25.7%      13.4%       18.6%
Access lines in service growth(4)              9.4%      12.9%       10.8%
Broadband subscriber growth(4)                85.8%     108.3%       91.7%

     Notes:

     (1)  As of end of 2002.

     (2) Source: Data in respect of the total population in the Company's Listed Service Areas is estimated by the Company assuming that the growth rate of the population in the Company's Listed Service Areas in 2002 was the same as that in 2001.

     (3) Determined by dividing the number of wireline access lines in service by the total population in the relative service areas.

     (4)  In the first six months of 2003.

(c)  Realization of operating synergy

     The Company believes that the Acquisition will enable it to achieve significant cost savings through reduction of interconnection traffic between the Listed Group and the Parent Group. Cost savings can also be achieved through centralized investment planning, procurement and financial management. The Company intends to implement within the Combined Group the business process re-engineering initiatives it has successfully implemented in the Listed Group. Establishment of a more effective corporate governance system is another focus of the post-Acquisition management reform efforts. These measures are expected to achieve improved operating efficiency and financial performance.

     The network management, research and development facilities of the Parent to be acquired by the Company are an important part of the infrastructure necessary for the operation and development of the Company's business. The Company currently utilizes these facilities on a cost sharing basis with the Parent. Acquisition of these facilities will give the Company full operational control and is expected to strengthen the Company's ability to manage its network operations on a centralized basis and enable the Company to better coordinate its research and development efforts.

(d)  Significant earnings accretion

     As set out above, assuming that the Acquisition had been completed on January 1, 2003, the pro forma net profit of the Combined Group for the six-month period ended June 30, 2003 would have been RMB12,054 million (equivalent to approximately US$1,456 million), representing an increase of 30.2% of the net profit of the Company for the same period. Taking into account the interest payment in connection with the deferred consideration for the Acquisition and the other pro forma adjustments and on the basis that there is no intention to issue additional shares of the Company, the pro forma earnings per share of the Combined Group for the six-month period ended June 30, 2003 would have been RMB0.16 (equivalent to approximately US$0.02), representing an increase of 30.2% of the earnings per share of the Company for the same period.

(e)  Improvement of capital efficiency

     The Company believes that the Acquisition will significantly improve its return on equity. Based on the Company's audited financial statements for 2002 and unaudited interim financial statements for the six-month period ended June 30, 2003 prepared under IFRS, the Company had a return on equity (calculated by dividing the net profit by the average shareholders' equity) of 7.2% for the six-month period ended June 30, 2003. Assuming that the Acquisition had been completed on January 1, 2003, the return on equity, on a pro forma basis, would have been 10.7% for the Combined Group for the same period, representing an increase of 3.5 percentage points.

     In addition, the Acquisition will enable the Company to optimize and enhance its capital structure. Taking into account the deferred consideration outstanding from the Company to the Parent and the indebtedness of the Target Group, the Combined Group would have a higher proportion of debt in its capital structure post the Acquisition and the Board believes this is appropriate and desirable.

FINANCIAL INFORMATION

The following is a summary of the combined results of the Target Group for the years ended December 31, 2001 and 2002 and the six-month period ended June 30, 2003, as extracted from the audited combined financial statements of the Target Group prepared in accordance with IFRS included in the shareholders' circular to be issued by the Company.

(Amounts in millions)

                                                                                       Six-month
                                                                                      period ended
                                                          Years ended December 31,      June 30,
                                                          ------------------------    ------------
                                                             2001          2002           2003
                                                          ----------    ----------    ------------
                                                              RMB           RMB           RMB
Operating revenues                                            31,951        34,068          18,247
Operating expenses
Depreciation and amortisation                                (10,724)      (12,123)         (5,136)
Network operations and support                               (11,621)      (12,097)         (5,534)
Selling, general and administrative                           (4,550)       (4,993)         (2,602)
Other operating expenses                                        (538)         (236)           (112)
                                                          ----------    ----------    ------------
Total operating expenses                                     (27,433)      (29,449)        (13,384)
                                                          ----------    ----------    ------------
Operating profit                                               4,518         4,619           4,863
Deficit on revaluation of property, plant and equipment           --       (14,690)             --
Net finance costs                                             (1,169)       (1,512)           (726)

Investment (loss)/income                                          (9)           59              --
Share of profit from associates                                   --             2              --
                                                          ----------    ----------    ------------
Profit/(loss) before taxation and minority interests           3,340       (11,522)          4,137
Taxation                                                        (230)        4,437            (763)
                                                          ----------    ----------    ------------
Profit/(loss) before minority interests                        3,110        (7,085)          3,374
Minority interests                                                (7)           (6)             (3)
                                                          ----------    ----------    ------------
Net profit/(loss)                                              3,103        (7,091)          3,371
                                                          ==========    ==========    ============

The following is a summary of the combined balance sheets of the Target Group as at December 31, 2001 and 2002 and June 30, 2003, as extracted from the audited combined financial statements of the Target Group prepared in accordance with IFRS included in the shareholders' circular to be issued by the Company.

(Amounts in millions)

                                                    December 31,      June 30,
                                                -------------------   --------
                                                  2001       2002       2003
                                                --------   --------   --------
                                                   RMB        RMB        RMB
ASSETS
Non-current assets
Property, plant and equipment, net                82,710     71,596     72,503
Construction in progress                           9,490      7,650      8,259
Lease prepayments                                    518        617        620
Interests in associates                               50         35         39
Investments                                        2,563          1          1
Deferred tax assets                                1,816      2,408      2,819
Other assets                                       2,939      3,254      3,367
                                                --------   --------   --------
Total non-current assets                         100,086     85,561     87,608
                                                --------   --------   --------
Current assets
Inventories                                          824        687        769
Accounts receivable, net                           2,928      3,097      3,727
Prepayments and other current assets               2,024      1,116      1,007
Time deposits with maturity over three months         77         36         33
Cash and cash equivalents                          3,815      2,262      2,323
                                                --------   --------   --------
Total current assets                               9,668      7,198      7,859
                                                --------   --------   --------
Total assets                                     109,754     92,759     95,467
                                                ========   ========   ========

                                                    December 31,      June 30,
                                                -------------------   --------
                                                  2001       2002       2003
                                                --------   --------   --------
                                                  RMB        RMB        RMB
LIABILITIES AND OWNER'S EQUITY
Current liabilities
Short-term debt                                   15,087     21,161     21,011
Current portion of long-term debt                  5,095      3,455      4,837
Accounts payable                                   9,152      7,329      7,109
Accrued expenses and other payables                5,258      6,031      6,642
Income tax payable                                    --         --      1,068
Current portion of finance lease obligations         203         67         66
Current portion of deferred revenues               3,970      3,878      3,640
                                                --------   --------   --------
Total current liabilities                         38,765     41,921     44,373
                                                --------   --------   --------
Net current liabilities                          (29,097)   (34,723)   (36,514)
                                                --------   --------   --------
Total assets less current liabilities             70,989     50,838     51,094
                                                --------   --------   --------
Non-current liabilities
Long-term debt                                    14,681     12,741     10,379
Finance lease obligations                            367         82         51
Deferred revenues                                 12,112     10,123      9,319
Deferred tax liabilities                           6,110         --        106
                                                --------   --------   --------
Total non-current liabilities                     33,270     22,946     19,855
                                                --------   --------   --------
Total liabilities                                 72,035     64,867     64,228
Minority interests                                    48         52         53
Owner's equity                                    37,671     27,840     31,186
                                                --------   --------   --------
Total liabilities and owner's equity             109,754     92,759     95,467
                                                ========   ========   ========

Further detailed information in respect of the Target Group's historical results of operations and financial position is set out in the shareholders' circular to be issued by the Company.

3.   PROSPECTIVE FINANCIAL INFORMATION

The Target Group has prepared certain prospective financial information in respect of themselves for the year ending December 31, 2003. There is no present intention to update this information during the year or to publish such information in future years, although the Directors are aware of the requirements of paragraphs 2.10 and 2.11 of the Listing Agreement entered into between the Company and the Stock Exchange. This information is necessarily based upon a number of assumptions that, while presented with numerical specificity and considered reasonable by the Company and the Target Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the Target Group, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented below may vary from actual results, and these variations may be material.

The Company and the Target Group believe that, on the bases and the assumptions to be disclosed in the shareholders' circular to be issued by the Company, and in the absence of unforeseen circumstances, the Target Group's forecast combined profit after taxation and minority interests but before extraordinary items for the year ending December 31, 2003 under IFRS is unlikely to be less than RMB6,352 million (equivalent to approximately US$767 million). The texts of the letters from KPMG, CICC and Morgan Stanley in respect of the profit forecast are set out in the shareholders' circular to be issued by the Company.

4.   UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF THE TARGET GROUP

Certain pro forma financial information of the Target Group for the year ended December 31, 2002 has been prepared based on the historical combined statement of operations of the Target Group, after giving effect to the pro forma adjustments described below, as if the transactions and arrangements described had taken effect on January 1, 2002.

A pro forma combined balance sheet is not prepared as the effect of revaluation of the Target Group's property, plant and equipment has been fully reflected in its historical combined balance sheet as at December 31, 2002.

The unaudited pro forma combined financial information of the Target Group is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma combined statement of operations of the Target Group for the year ended December 31, 2002 does not purport to describe the results of the Target Group's operations that would have been achieved had the Reorganization and the effects of the related service agreements taken effect on January 1, 2002, nor does it purport to predict the Target Group's future financial position or results of operations.

The unaudited pro forma combined financial information of the Target Group should be read in conjunction with the audited combined financial statements of the Target Group, including notes thereto, and other financial information included in the shareholders' circular.

Unaudited pro forma combined statement of operations for the year ended December 31, 2002

                                 Target Group    Pro Forma      Target Group
                                  Historical    Adjustments       Pro Forma
                                 ------------  ------------     ------------
                                 RMB millions  RMB millions     RMB millions

Operating revenues                     34,068                         34,068
Operating expenses
Depreciation and amortisation         (12,123)        2,643(1)        (9,421)
                                                         59(2)
Network operations and support        (12,097)                       (12,097)
Selling, general and
administrative                         (4,993)          (33)(2)       (5,026)
Other operating expenses                 (236)                          (236)
                                 ------------                   ------------
Total operating expenses              (29,449)                       (26,780)
                                 ------------                   ------------

Operating profit                        4,619                          7,288
Deficit on revaluation of
property, plant and equipment         (14,690)                       (14,690)
Net finance costs                      (1,512)                        (1,512)
Investment income                          59           (59)(3)           --
Share of profit from associates             2                              2
                                 ------------                   ------------
Loss before taxation and
minority interests                    (11,522)                        (8,912)
Taxation                                4,437          (861)(4)        3,576
                                 ------------  ------------     ------------
Loss before minority interests         (7,085)                        (5,336)
Minority interests                         (6)                            (6)
                                 ------------                   ------------
Net loss                               (7,091)                        (5,342)
                                 ============                   ============
Notes:

(1) In connection with the Reorganization, the property, plant and equipment of the Target Group were revalued as at December 31, 2002 which resulted in a net revaluation deficit of RMB13,930 million. The pro forma adjustment reflects the reduction in depreciation charge resulting from the revaluation of the Target Group's property, plant and equipment as if the results of the revaluation had been recorded on January 1, 2002.

(2) In connection with the Reorganization, certain properties and buildings associated with the wireline telecommunications business and related operations of the Target Group were not transferred to the Target Group but were retained by China Telecommunications Corporation. Pursuant to property leasing agreements between the Target Group and the Parent Group, the Target Group leases the properties and buildings from the Parent Group. The amount to be paid by the Target Group to the Parent Group is based on market rates, with reference to amounts stipulated by local price bureaus. The pro forma adjustment reflects the effects of a reduction in depreciation charge relating to these properties and buildings and an increase in rental expense as if the Reorganization occurred and the property leasing agreements took effect on January 1, 2002.

(3) In connection with the Reorganization, certain long-term investments and interests in associates that are unrelated to the telecommunications industries were not transferred to a Target Group but were retained by China Telecommunications Corporation. The pro forma adjustment reflects a reduction in investment income generated from these investments as if the Reorganization occurred on January 1, 2002.

(4) The pro forma adjustment reflects the tax effect of the above pro forma adjustments using the statutory tax rate of 33%.

5.   INFORMATION ON THE TARGET ASSETS

Industry Background

The telecommunication industry in China has experienced rapid growth in recent years. According to the MII, the total number of wireline access lines in service increased from 144.8 million as of the end of 2000 to 214.4 million as of the end of 2002, representing a compound annual growth rate of 21.7%. Wireline telephone penetration rate increased from 11.4% to 16.7% during the same period. As a result of the increasing demand for information services and technology development, the market for data communications and Internet services in China also experienced rapid growth during that period. The number of Internet users in China increased from 22.5 million as of the end of 2000 to 49.7 million as of the end of 2002, representing a compound annual growth rate of 48.6%.

The following table sets forth certain information relating to the telecommunications and information industry in China as of the dates indicated.

                                                                      Compound
                                                                       Annual
                                            As of December 31,      Growth Rate
                                       ---------------------------  -----------
                                        2000      2001      2002    (2000-2002)
                                       -------   -------   -------  -----------

China's population (in millions)         1,267     1,276     1,285          0.7%
China's GDP per capita (RMB)             7,081     7,543     8,184          7.5%
Wireline telephone
Access lines in service (in millions)    144.8     180.4     214.4         21.7%
Penetration rate(1)                       11.4%     14.1%     16.7%          --
Internet
Users (in millions)                       22.5      33.7      49.7         48.6%
Penetration rate(1)                        1.8%      2.6%      3.9%          --

Note:

(1) Determined by dividing the number of access lines in service or users by the total population of China.

Sources: Data in respect of China's population and GDP per capita, which is calculated at current prices, are derived from information published by the National Statistical Bureau; data in respect of wireline access lines in service are derived from information published by the MII; data in respect of Internet users of 2000 and 2001 are derived from information published by China Internet Network Information Centre, or CNNIC, and that of 2002 are derived from information published by the MII.

The Parent and the Company face competition from other telecommunications service providers, such as China Netcom Group, China Mobile, China Unicom and China Railcom in their wireline telephone, data, Internet, and leased line services. All of the principal competitors are wholly or majority owned by the Chinese government. The government encourages orderly and fair competition in the telecommunications industry in China. Currently, providers of basic telecommunications services must apply for a license from the MII. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China.

Market Environment of the Target Group

The Target Service Areas accounted for 18.9% of the total GDP of China in 2002, with a compound annual growth rate of GDP of 9.3% from 2000 to 2002. The wireline penetration rate in the Target Service Areas reached 13.4% as of December 31, 2002. The penetration rate in these service regions is relatively low compared to that in the Listed Service Areas. The Board believes this will enhance growth potential for the Company.

The table below sets out selected demographic and market information related to these service areas and the whole country as of or for the year ended December 31, 2002, unless otherwise indicated.

                                                  Target Service
                                                       Areas          China
                                                  --------------    ---------
Population (in millions)                                     303        1,285
GDP per capita (RMB)(1)                                    6,538        8,184
2000-2002 compound annual growth rate of GDP(1)              9.3%         8.2%
Wireline telephone penetration rate(2)                      13.4%        16.7%
Number of Internet subscribers (in thousands)              7,569(3)    49,700(4)
Internet penetration rate(5)                                 2.5%         3.9%

Notes:

(1)  GDP is calculated at current prices.

(2) Calculated by dividing the number of wireline access lines in service by the relevant population.

(3) Excludes inactive subscribers, who have registered accounts with the Target Group but have not used the Target Group's Internet access services.

(4)  Includes inactive subscribers.

(5) Calculated by dividing the number of Internet subscribers by the relevant population.

Sources: Data in respect of China's population, 2002 GDP per capita, 2000 to 2002 compound annual growth rate of GDP and wireline telephone penetration rate of China are derived from information published by the National Statistical Bureau and MII; data in respect of wireline access lines in service are derived from information provided by Provincial Telecommunications Administrations in the Target Service Areas; and data in respect of Internet users are derived from information published by the MII.

Overview of the business of the Target Group

The Target Group is the leading provider of wireline telephone, data, Internet and leased lines services in its service regions. The following table sets forth the percentages of contribution by the Target Group's different services to its total operating revenues for the periods indicated:

                                                                    Six months
                                                                       ended
                                       Year ended December 31,       June 30,
                                     ---------------------------   ------------
                                         2001           2002           2003
                                     ------------   ------------   ------------
Wireline telephone services:
Local
Installation fees                             1.5%           1.7%           1.8%
Monthly fees                                 16.0%          19.2%          20.2%
Local usage fees                             36.0%          35.3%          34.3%
Domestic long distance(1)                    18.6%          16.9%          16.1%
International long distance(1)(2)             1.2%           1.2%           1.1%
Interconnection                               4.7%           4.6%           5.1%
Upfront connection fees                       8.2%           7.5%           6.4%
                                     ------------   ------------   ------------
Sub-total                                    86.2%          86.4%          85.0%
Data and Internet services:
Internet(3)                                   2.0%           3.3%           4.6%
Managed data(4)                               1.8%           1.9%           1.7%
                                     ------------   ------------   ------------
Sub-total                                     3.8%           5.2%           6.3%
Leased line services                          3.7%           3.3%           3.1%
Other services(5)                             6.3%           5.1%           5.6%
                                     ------------   ------------   ------------
Total operating revenue of
the Target Group                            100.0%         100.0%         100.0%
                                     ============   ============   ============

Notes:

(1)  Includes revenue from VoIP long distance services.

(2)  Includes revenue from calls to Hong Kong, Macau and Taiwan.

(3) Includes revenue from dial-up, dedicated and broadband Internet access services as well as value-added data services.

(4)  Includes revenue from DDN, frame relay and ATM services.

(5) Include revenue from value-added voice services and sales and maintenance of customer-end equipment, and lease of telecommunications network facilities.

Wireline Telephone Services

The wireline telephone services of the Target Group consist of local telephone, domestic and international long distance and interconnection services.

Wireline telephone services are the Target Group's main services, generating 86.4% of its total operating revenue in 2002. Revenue generated by these services in the Target Service Areas increased from RMB27,546 million in 2001 to RMB29,420 million in 2002 and reached RMB15,519 million in the six months ended June 30, 2003. The demand for value-added voice and information services has also increased in recent years. The Target Group's wireline telephone services will continue to provide steady revenue stream and drive the overall earnings growth of the Combined Group.

Local Telephone Services

The local telephone services in the Target Service Areas have grown significantly in terms of number of access lines in service in recent years, representing the largest revenue source for the wireline telephone services of the Target Group and contributing 56.2% of its total operating revenue in 2002 and 56.3% in the six months ended June 30, 2003, as compared to 53.5% in 2001.[]Access lines. The following table sets out selected information regarding the local telephone services of the Target Group as of the dates indicated:

                                                                     As of
                                           As of December 31,       June 30,
                                       ---------------------------  --------
                                        2000      2001      2002      2003
                                       -------  --------  --------  --------
                                         (in thousands, except percentages)
Number of access lines in service(1):
Residential                             20,800    26,166    30,165    32,663
Enterprise                               3,350     3,664     3,931     3,849(2)
Public telephones                        1,006     1,265     1,783     2,029
Wireless local access                      283     1,260     4,049     6,532
                                       -------  --------  --------  --------
Total(3)                                25,440    32,356    39,929    45,073
Wireline telephone penetration rate        8.5%     10.8%     13.4%     15.1%(4)
Market share measured by number of
access lines in service(5)                99.7%     99.3%     98.6%     98.3%

Notes:

(1)  Includes ISDN lines as measured by the number of bearer channels.

(2) The decline in the number of access lines in service for enterprise subscribers from 3.9 million ended December 31, 2002 to 3.8 million ended June 30, 2003 is due to an elimination of inactive enterprise subscribers.

(3) The total number of access lines in service is different with the sum of all kinds of access lines because of rounding discrepancies.

(4) Population used for calculating the penetration rate is estimated based on the population as of the end of 2002, and assuming that the growth rate in the first half of 2003 is the same as the growth rate in 2002.

(5) Sources: Data in respect of the number of the Target Group's access lines in service are provided by the Target Group. Data in respect of the total number of access lines in the Target Service Areas are derived from the Provincial Telecommunications Administrations in the Target Service Areas.

The number of the Target Group's access lines in service has increased rapidly from 25.4 million as of the end of 2000 to 39.9 million as of the end of 2002 and 45.1 million as of June 30, 2003. The Target Group had a 98.3% market share in the Target Service Areas in terms of the number of access lines in service as of June 30, 2003. The wireline penetration rate in the Target Service Areas increased from 8.5% as of the end of 2000 to 15.1% as of June 30, 2003.

Being an extension and supplement to local wireline telephone services, wireless local access provides personal communications at an attractive price and enjoys strong demand in niche markets. The continued decline in the price of wireless access equipment has made it a more profitable business. The Target Group's wireless local access customers grew by 2.5 million in the first half of 2003.

The Target Group also operates an extensive network of public telephones in the Target Service Areas, and the number of public telephones reached approximately
2.0 million as of the end of June 30, 2003. Public telephone services are targeted at the large and fast growing mobile population in the Target Service Areas. The Company believes demand for the Target Group's public telephone services in these areas will continue to expand.

Service usage. The following table sets out certain usage information regarding the Target Group's local telephone services for the periods indicated:

                                                                      Six
                                                                     months
                                                                     ended
                                          Year ended December 31,   June 30,
                                       ---------------------------  --------
                                         2000     2001      2002      2003
                                       -------  --------  --------  --------

Total usage (pulses in billions)(1)(2)    79.9     111.4     119.8      59.6
Total usage (minutes in billions)(3)      88.1     118.7     121.6      57.3

Notes:

(1) Pulses are the billing units for calculating local telephone usage fees. The definition of a pulse for intra-district calls changed in connection with the 2001 tariff adjustments. The pulse data for 2000 were converted into pulses under the new definition through a statistical sampling of calling patterns, and may be subject to certain statistical error.

(2) Include 8.1 billion pulses in 2000, 20.1 billion pulses in 2001, 19.3 billion pulses in 2002 and 6.9 billion pulses in the six months ended June 30, 2003, in respect of Internet dial-up usage generated by our Internet subscribers and subscribers of other Internet access providers.

(3) Minutes reported were calculated from pulses through a statistical sampling of calling patterns.

The total usage of the Target Group's local telephone services, including those associated with voice and VoIP long distance calls, increased from 111.4 billion pulses in 2001 to 119.8 billion pulses in 2002 and reached 59.6 billion pulses in the six months ended June 30, 2003. Dial-up Internet usage as a percentage of total local usage in terms of pulses, decreased from 18.0% in 2001 to 16.1% in 2002 and 11.5% in the six months ended June 30, 2003. Tariffs for the communications fees of dial-up Internet access were much lower than the usage fees for voice services.

Tariffs. For its local telephone services, the Target Group charges an upfront installation fee, a fixed monthly fee and local call usage fees based on call duration. The tariffs are regulated by the Chinese government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. In December 2000, the Chinese government issued a notice of tariff adjustments, which the Target Group implemented in the first half of 2001. The tariff adjustments changed the tariff levels for many telecommunications services, including local and long distance telephone, data and leased line services.

The following table sets out the changes in the Target Group's tariffs before and after the tariff adjustments implemented in 2001 for local telephone services:

                              Before Tariff                 After Tariff
                               Adjustments                   Adjustments
                        ------------------------   -----------------------------
                                               (RMB)

Monthly fee(1):
Residential customers                   7.6-21.6                       10.0-25.0
Enterprise customers                   12.0-33.0                       25.0-35.0
Usage fee:
                                                     0.20-0.22 for the first two
                                                     pulses (first three minutes
                                                                    or less) and
Intra-district               0.18-0.20 per pulse   0.10-0.11 for each additional
                        (three minute intervals)    pulse (one minute intervals)

Inter-district               0.20-0.50 per pulse             0.20-0.50 per pulse
                          (one minute intervals)          (one minute intervals)
Communications fee:

Internet dial-up             0.09-0.10 per pulse                  0.02 per pulse
                        (three minute intervals)          (one minute intervals)
Note:

(1) Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital, a city, a county or rural areas.

Prior to July 2001, the Target Group charged an upfront connection fee for basic access services. State guidance rates for connection fees for basic access services varied from time to time and ranged from RMB100 to RMB1,000. The connection fees were eliminated entirely in July 2001. The decrease in and ultimate elimination of the connection fees have stimulated customer growth, especially for residential customers. In addition, all previous surcharges on telephone services, which were mostly levied by provincial and local governments, were eliminated in July 2001.

Domestic Long Distance Services

The Target Group offers long distance services through its public switched telephone network as well as VoIP long distance services. Total revenue from the Target Group's domestic long distance services represented 16.9% of its total operating revenue in 2002 and 16.1% in the six months ended June 30, 2003, compared to 18.6% in 2001. The Target Group is the largest provider of domestic long distance services in the Target Service Areas, with a 55.7% market share, as measured by total minutes carried through, of all wireline and mobile operators in Target Service Areas in 2002. The market share of the Target Group decreased to 51.8% in the six months ended June 30, 2003. In addition, the Target Group commenced offering VoIP domestic long distance services in 1999. From 2000 to 2002, the proportion of VoIP services in total long distance usage increased from 2.1% to 42.1%.

Service usage. The following table shows the total minutes of domestic long distance calls carried through the Target Group's long distance network and the market share of its domestic long distance services for the periods indicated:

                                                                   Six months
                                                                     ended
                                     Year ended December 31,        June 30,
                               ---------------------------------   ----------
                                  2000       2001        2002         2003
                               ---------   ---------   ---------   ----------

Total minutes of usage
(in millions)(1)                  10,657      12,070      13,168        6,790
Market share(2)                     80.0%       68.2%       55.7%        51.8%
Percentage of usage via VoIP         2.1%       28.1%       42.1%        45.1%

Notes:

(1) Includes calls originated by mobile subscribers that are carried over the Target Group's long distance networks.

(2) Sources: Data in respect of the number of domestic long distance call minutes of the Target Group are provided by the Target Group. Data in respect of the total number of domestic long distance call minutes in the Target Service Areas are derived from the Provincial Telecommunications Administrations in the Target Service Areas.

The decrease in the market share of the Target Group's domestic long distance services from 2000 to June 30, 2003 was mainly attributable to the expansion of mobile operators' long distance networks and their increased routing of long distance calls placed by their mobile subscribers through their own long distance networks as well as increased competition from other wireline long distance service providers. Despite such competition, the total minutes of usage of domestic long distance services of the Target Group have maintained a steady growth through marketing and further development of distribution channels.

Tariffs. The tariff adjustments in 2001 abolished the distance-based tariff structure, reduced the unit of billing from one minute to six seconds and eliminated long distance call surcharges.

The following table sets out the tariffs for the Target Group's domestic long distance telephone services before and after the tariff adjustments in 2001, which are based on state tariff rates:

                                             Before Tariff Adjustments                  After Tariff Adjustments
                                             -------------------------   --------------------------------------------------
                                                                     (RMB)
Public switched telephone network services                               All at the unified rate of 0.07 per six seconds(1)
Intra-provincial less than 300 km              0.50-0.60 per minute(2)
Intra-provincial more than 300 km                   0.60 per minute(2)
Inter-provincial less than 800 km                   0.80 per minute(2)
Inter-provincial more than 800 km                   1.00 per minute(2)
VoIP services(3)                                       0.30 per minute                                        Not regulated

Notes:

(1) A discount rate of up to 40% applies to calls made during off-peak hours, which are from 12:00 a.m. to 7:00 a.m. every day.

(2) A discount rate of 50% applies to calls made during off-peak hours, which are from 9:00 p.m. to 12:00 a.m. for weekdays and from 7:00 a.m. to 12:00 a.m. on public holidays and weekends; a discount rate of 70% applies to calls made during 12:00 a.m. to 7:00 a.m. everyday.

(3) Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

The tariff adjustments in 2001 also deregulated the tariffs for VoIP services. VoIP long distance services have lower tariff rates than those for long distance services using public switched telephone networks. However, the Target Group also charges local usage fees on VoIP long distance calls.

International Long Distance Services

The Target Group is the largest provider of international long distance services in its service regions, with a 65.1% market share in 2002 and a 59.0% market share in the six months ended June 30, 2003 as measured by the total number of outgoing call minutes generated in the Target Service Areas and carried through international gateways of all wireline and mobile operators. The Target Group's international long distance telephone services contributed 1.2% to its total operating revenue in 2001 and 2002 and 1.1% in the six months ended June 30, 2003. The Target Group began offering VoIP international long distance services in 1999, similar to its VoIP domestic long distance services in the Target Service Areas.

Service usage. The following table sets out certain information related to the usage and market share of the Target Group's international long distance services, including usage of international long distance services by mobile subscribers, for the periods indicated:

                                                                   Six months
                                                                     ended
                                     Year ended December 31,        June 30,
                               ---------------------------------   ----------
                                 2000        2001        2002         2003
                               ---------   ---------   ---------   ----------
Outgoing call minutes
(in millions)(1)                   122.6       155.3       168.7         77.4
Market share by outgoing
call minutes(2)                     78.0%       68.2%       65.1%        59.0%
Percentage of usage via VoIP         5.1%       43.2%       64.6%        68.5%

Notes:

(1) Includes calls originated by mobile subscribers that are carried through the international gateways of China Telecommunications Corporation.

(2) Sources: Data in respect of the number of outgoing call minutes of the Target Group are provided by the Target Group. Data in respect of the total number of outgoing call minutes in the Target Service Areas are derived from the Provincial Telecommunications Administrations in the Target Service Areas.

The market share in terms of outgoing call minutes of the Target Group's international long distance services declined from 78.0% in 2000 to 65.1% in 2002, mainly because mobile operators established their own international gateways and diverted international calls previously placed by their mobile subscribers through the Parent's international gateways.

Tariffs. The tariff adjustments in 2001 reduced the basic unit of billing from one minute to six seconds and simplified the rate schedule by abolishing the distance-based tariff structure.

The following table sets out the international long distance tariffs of the Target Group before and after the tariff adjustments in 2001, which are based on state tariff rates:

                                             Before Tariff Adjustments After Tariff Adjustments
                                             --------------------------------------------------
                                                                    (RMB)

Public switched telephone network services:
To Hong Kong, Macau and Taiwan                     5.00 per minute(1)        0.20 per 6 seconds
To all international destinations            5.30-15.00 per minute(2)     0.80 per 6 seconds(3)
VoIP services(4):
To Hong Kong, Macau and Taiwan                        2.50 per minute             Not regulated
To all international destinations                     4.80 per minute             Not regulated

Notes:

(1)  A discount rate of 40% applied to calls made during off-peak hours.

(2) Rates of RMB5.30-12.00 per minute applied to calls made to Asian countries and regions and a rate of RMB15.00 per minute applied to calls to all other international destinations. A discount rate of 40% applied to calls made during off-peak hours.

(3)  A discount rate of up to 40% applies to calls made during off-peak hours.

(4) Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

Since the tariff adjustments, the Target Group charges RMB1.50 per minute for VoIP long distance calls to Hong Kong, Macau and Taiwan and RMB2.40-4.60 per minute for VoIP long distance calls to international destinations, but offers various incentive programs and discounts from time to time.

The Target Group offers international long distance services through the international gateways of China Telecommunications Corporation. China Telecommunications Corporation negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and those settlement arrangements and rates also apply to the Target Group.

Interconnection

All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII in 2001.

Subsidiaries of China Telecommunications Corporation, including the provincial subsisting companies in the Target Service Areas, have entered into interconnection agreements with other telecommunications service providers in the Target Service Areas. These agreements provide for interconnection settlement with respect to local calls and domestic and international long distance calls involving the Target Group's networks. In connection with the Reorganization in preparation for the Acquisition, China Telecommunications Corporation has assigned to the Target Companies, and the Target Companies have assumed, its rights and obligations under these agreements. The economic terms and the settlement procedures under those agreements are in accordance with the standards set forth in the interconnection rules and regulations.

Based on the existing interconnection arrangement between the Company and China Telecommunications Corporation, the proposed acquisition of the Target Group would reduce the Combined Group's interconnection revenue and expense with respect to the traffic between the Target Group and the Listed Group, and would increase the Combined Group's interconnection revenue and expense with respect to the traffic between the Target Group and the Parent Group.

Value-added Voice and Information Services

Value-added voice service. In addition to basic local and long distance services, the Target Group offers a number of value-added voice services. The Target Group continues to leverage its extensive network resources, customer base and distribution channels and cooperate with other service providers to develop new revenue sources, including caller ID display, telephone information services, telephone directory services, conference calling and toll-free services. Caller ID display service has approximately 20.7 million users with a penetration rate of 46.0% as of June 30, 2003 amongst the Target Group's wireline access lines in service. The Target Group has strengthened the promotion of value-added services, gradually introduced new products such as call-center out-sourcing, video conferencing, 17901 direct dial VoIP, "Telephone QQ", wireline short messaging services, and "Walk with Me". Subscribers are becoming familiar with these branded services through active marketing by the Target Group. The Company believes that these services allow the Company to enhance customer satisfaction and increase its revenue after the Acquisition. As subscribers in China become more accustomed to these value-added voice services, the Company expects significant growth potential in this area.

Telephone information services. The Target Group has significantly expanded the scope of its automated and operator-assisted telephone information and applications services in recent years. The Target Group's general information services allow users to access information at its standard telephone usage rates plus information usage fees. The Target Group also provides other specialized telephone information and applications services, such as telephone banking and telephone advertising. Total usage of the telephone information services provided by the Target Group reached 281.2 million minutes in the six months ended June 30, 2003. The Target Group intends to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

Telephone directory services. The Target Group publishes telephone directories, known as Yellow Pages, in the Target Service Areas. In addition, the Target Group has introduced online telephone directory and other related information services. The Target Group derives advertising revenue from its printed and on-line directories.

Data and Internet Services

The Target Group is the leading provider of data and Internet services in the Target Service Areas. The data and Internet services of the Target Group is supported by extensive local access networks in the Target Service Areas and the largest nationwide fiber optic backbone transmission network jointly operated by the Combined Group and the Parent. Revenue from the Target Group's Internet services was RMB1,139 million in 2002, representing 3.3% of its total operating revenue for that year, and reached RMB841 million in the six months ended June 30, 2003, representing 4.6% of its total operating revenue for that period. Revenue from the Target Group's managed data services was RMB642 million in 2002, representing 1.9% of its total operating revenue for that year, and was RMB308 million in the six months ended June 30, 2003, representing 1.7% of its total operating revenue for that period.

The following table sets forth selected information regarding the data, Internet and related services of the Target Group as of the dates or for the periods indicated:

                                                                        As of
                                                                        or for
                                                                       the six
                                                                        months
                                         As of or for the year ended    ended
                                               December 31,            June 30,
                                         --------------------------------------
                                           2000     2001      2002       2003
                                         -------   -------   -------   --------
Managed data services:
Number of ports (in thousands):
DDN services                                51.7      64.5      72.1       73.3
Frame relay services                         2.8       5.5       9.4       10.8
ATM services                                 0.0       0.1       0.5        0.7
Bandwidth leased (in thousands):
DDN services (x64Kbps)                      46.6      63.8      70.6       79.8
Frame relay services (x128Kbps)              2.7       7.3      15.5       18.2
ATM services (x2Mbps)                        0.0       0.2       5.1        3.7
Dial-up and dedicated Internet access
services:
Dial-up subscribers (in thousands)       1,844.6   4,366.3   5,978.5    6,303.0
Dial-up on-line usage (minutes in
billions)                                    7.8      19.1      16.9        6.0
Dedicated Internet access lines (in
thousands)                                   1.8       1.8       1.5        1.2
Broadband access services (in
thousands):
DSL subscribers                              1.3      36.1     303.2      688.9
FTTx + LAN subscribers                        --      50.6     187.0      337.9
Others                                        --        --       4.5        3.8

Managed Data Services

The Target Group's managed data services include DDN, frame relay and ATM services. The Target Group is the market leader in the managed data services in the Target Service Areas.

DDN services. The Target Group's DDN services provide high-quality and reliable transmission at speeds ranging from 64Kbps to 2Mbps and continue to meet the increasing demand for low-to medium-speed transmission capacity from enterprise customers. DDN systems are composed of optic fibers, digital transmission paths and digital cross multiplexing nodes. DDN systems are capable of providing high-quality private circuits and other services at various data rates to satisfy users' multimedia communications needs.

Frame relay/ATM services. The Target Group offers advanced high-speed data communications services based on frame relay and ATM technologies. These services enable flexible and cost-effective use of bandwidth resources. Frame relay is a type of connection-oriented packet switching technology that employs statistical multiplexing over a shared network. Frame relay offers both access to a network and transmission of data across a network and is used by customers with significant amounts of data traffic. ATM is a high bandwidth and multiplexing technology. ATM is developed for high data rates with a high quality of service, and can offer integrated voice, data and video services at various data rates.

Tariffs. The Target Group determines most of the tariffs for its data services within a price range set by the Chinese government. The Target Group generally charges an upfront fee for installation and testing for its data services and a fixed monthly fee. The Target Group offers various incentive programs and discounts for the customers who wish to upgrade to higher brandwidth services. These incentive programs and discounts have stimulated demand for data services.

The following table sets forth the monthly fees in 2002 for DDN services at the bandwidth of 64Kbps and 2Mbps:

                                       Monthly Fee
                                       -----------
                                             (RMB)

64Kbps
Intra-district                               1,500
Inter-district                               2,000
Intra-provincial                             3,500
Inter-provincial (less than 800 km)          3,500
Inter-provincial (more than 800 km)          3,500
2Mbps
Intra-district                               6,000
Inter-district                               8,000
Intra-provincial                            12,000
Inter-provincial (less than 800 km)         12,000
Inter-provincial (more than 800 km)         12,000

The following tables set forth the monthly fees in 2002 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

                                            Bandwidth
                                            ---------
                                2Mbps  10Mbps   100Mbps   155Mbps
                                -----  ------   -------   -------
                                             (RMB)

Monthly Fees for port access    1,000   5,000     9,000    10,000

PVC monthly fees (RMB)(1):

                               PVC Monthly Fees
                               ----------------
                                               Domestic
Bandwidth    Intra-District  Inter-District  Long Distance
             --------------  --------------  -------------
                                     (RMB)
256Kbps                 800           1,150          2,200
2Mbps                 1,500           2,200          4,000
10Mbps                5,000          11,500         15,500
155Mbps              14,500          39,000        130,000

Note:

(1) One-way tariff for PVC circuits of ATM services.

Dial-up and Dedicated Internet Access Services

The Target Group is the largest provider of dial-up and dedicated Internet access services in the Target Service Areas in terms of the number of subscribers. The Target Group classifies its dial-up Internet access users into registered users, non-registered users and prepaid users. The Target Group provides a variety of dedicated Internet access services to its business and government customers.

The dial-up Internet access subscribers of the Target Group increased from 4.4 million as of the end of 2001 to 6.0 million as of the end of 2002 and 6.3 million as of June 30, 2003. Total dial-up usage generated from the Target Group's subscribers declined from 19.1 billion minutes in 2001 to 16.9 billion minutes in 2002, and reached 6.0 billion minutes in the first six months in 2003. The decrease of the dial-up usage was mainly caused by the upgrade made by some of the dial-up subscribers to broadband services.

To further develop dial-up Internet access services, the Target Group has strengthened its content application services by introducing a new Internet dial-up value-added business known as "D-net". Relying on the extensive dial-up network resources, access number resources and billing channels of the Target Group, the Target Group cooperates with Internet content providers to provide dial-up Internet subscribers with a dedicated platform for value-added services, thereby achieving the integration of dial-up Internet access services with the provision of value-added services by Internet content providers. Upon its introduction, this form of cooperation received immediate positive responses from Internet content providers, increasing the attractiveness of service content to dial-up subscribers and aiding the enhancement of the Target Group's reputation with subscribers.

Dial-up Internet access services and application services have created more subscriber interest in the Internet. Furthermore, the convenience of dial-up Internet access also satisfies the need of certain customer groups. Due to the interactive relationship between dial-up Internet access services and broadband access services, the Target Group aims to balance the development between dial-up Internet access and broadband access.

Tariffs. Registered dial-up Internet access users pay an Internet access fee as well as a local communications fee. Dedicated Internet access users pay usage fees for the leased dedicated lines or fiber optic access. The tariff adjustment in 2001 reduced tariffs for dial-up Internet access service.

The following table sets forth the tariffs for the Target Group's dial-up Internet access services before and after the tariff adjustment in 2001:

                      Before Tariff Adjustments   After Tariff Adjustments
                      -------------------------   ------------------------

Dial-up Internet access fees _________RMB4.00 per hour _______ RMB3.00 per hour The following table sets forth the tariffs for the dedicated Internet access services in 2002:

Bandwidth                 RMB per month
                          -------------
64Kbps-128Kbps                    4,000
1Mbps-2Mbps                      20,000

Broadband Internet Access

DSL services. The Target Group promotes DSL services as the primary broadband Internet access means for residential customers and small- and medium-sized enterprise customers. DSL services can be offered over copper wires and are suitable for high-speed Internet access. The Target Group's DSL service charges are based on bandwidth and whether the customer is a residential customer or enterprise customer. The Target Group's service fees include an upfront installation fee, monthly fees and overtime charges. The Target Group had 303,220 DSL subscribers as of the end of 2002 and 688,929 DSL subscribers as of June 30, 2003.

Fiber-Ethernet access services. The Target Group offers broadband access services through fiber optic cables that directly link Ethernet technology-based LANs in office buildings or high value residential complexes to the Internet. Fiber-Ethernet access uses optic fiber technology and Ethernet protocol to connect residential users and business users to a telecommunications network and greatly expands capacity of the access network. As of the end of 2002 and June 30, 2003, the Target Group had 186,988 customers and 337,902 customers, respectively, using Fiber-Ethernet access services.

Wireless LAN services. The Target Group provides fast and convenient wireless LAN services through its wireless local area networks in public places, such as airports, hotels, conference centers and office buildings.

Broadband application services. The Target Group continues to leverage its broadband access networks and distribution channels to develop various broadband application services, such as distance education, distance medical services, video conferencing, on-line games, entertainment and video-on-demand.

Cooperating with certain service providers and relying on the large subscriber base, network resources, application platforms and the reliable supporting system, customers management and billing channels, the Target Group has introduced ChinaVnet to provide the content/application service providers with billing platforms and channels and to promote to subscribers the modified and consolidated network services provided by the content/application service providers. ChinaVnet actively promotes the continual developments of Internet industrial chain and creates a new business model. Through the integration of content and application from providers and the creation of a rich and varied Internet service for Internet subscribers, ChinaVnet will effectively promote the rapid proliferation of broadband applications and stimulate growth in subscriber base and revenue.

Tariffs. The following table sets forth the tariffs for DSL services in 2002:

Type of Service  Connection Fee                                                              Network Fee
                 --------------   ----------------------------------------------------------------------
                 (RMB per Port)                                                           (RMB per Port)
                                   200 per month if less than 120 hours and 4.00 per hour for every hour
Residential                 400                                             exceeding the 120-hour limit

                                  800 per month if less than 180 hours, and 6.00 per hour for every hour
Enterprise                1,000                                             exceeding the 180-hour limit

Note:

(1) Some companies would provide some packaged DSL promotion to meet the needs of customers.

For customers connected through LANs, the Target Group charges either a monthly network fee plus a fiber optic access fee determined by bandwidth, or a monthly network fee plus an upfront connection fee. The following table sets forth the guidance tariffs for its Fiber-Ethernet access services:

Type of Customer     Port Bandwidth  Connection Fee(1)   Network Fee
                     --------------  -----------------   -----------
                                        (RMB per Port)     (RMB per
                                                           Port per
                                                            month)
Residential                  10Mbps                400           200
                            100Mbps                 --           300
Enterprise                   10Mbps              1,000         1,000
                            100Mbps                 --         2,000
Note:
(1) Includes registration fee, installation fee and labor expenses, but does not include equipment fees incurred by customers

System Integration and Other Value-Added Services

The Target Group offers system integration and solution services to its customers. Its system integration services encompass initial consulting, network planning, network implementation, application development and maintenance. The current development of the Target Group focuses on system integration and information management such as network management and data mining and analysis services.

The Target Group's Internet data centers primarily offer co-location and web hosting services. It operates many large Internet data centers that together provide more than 6,300 square meters of rack space. As part of those services, the Target Group also leases to its customers various resources at these Internet data centers, such as servers and database storage capacity. In addition, the Target Group is developing a range of Internet-based services to meet increasing corporate outsourcing requirements for website development and maintenance as well as Internet-based applications.

Leased Line Services

The Target Group also provides leased line services in the Target Service Areas. In addition to leased lines, the Target Group also leases other network elements to business and government customers and other telecommunications service providers. It mainly leases digital circuits, digital trunk lines and optic fibers. The revenue from the Target Group's leased line services is mainly derived from the lease of digital circuits. Revenue from the Target Group's leased line services was RMB1,119 million in 2002, representing 3.3% of its total operating revenue for that year, and reached RMB566 million in the six months ended June 30, 2003.

The Target Group offers these services as part of its total telecommunications solutions and markets these services to large enterprise customers and other operators through its large enterprise customer service teams. The decline in total digital circuits leased in 2002 and the six months ended June 30, 2003 was primarily due to the reduction of circuits leased by mobile operators in the Target Service Areas, as these operators develop their own network infrastructure. Increasing demand from business and government subscribers has partially offset the impact of such reduction.

The following table sets forth the total amounts of bandwidth of leased line service of the Target Group as of the dates indicated:

                                                                   As of
                                           As of December 31,     June 30,
                                         ----------------------   --------
Leased Digital Circuits                   2000    2001    2002      2003
                                         ------  ------  ------   --------
Total bandwidth (in 2Mbps equivalents)   25,625  29,343  28,326     27,767

Tariffs. The Target Group charges monthly fees for leased lines based on tariff rates set by the Chinese government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years. The tariff adjustments in 2001 substantially reduced tariffs for leased line services.

The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits in 2002:

                                         Monthly Fee
                                         -----------
                                               (RMB)
2Mbps
Intra-district                                 2,000
Inter-district                                 4,000
Intra-provincial(1)                            6,000
Inter-provincial(1) (less than 800km)          6,000
Inter-provincial(1) (more than 800km)          6,000

155Mbps
Intra-district                                44,000
Inter-district                                88,000
Intra-provincial(1)                          132,000
Inter-provincial(1) (less than 800km)        132,000
Inter-provincial(1) (more than 800km)        132,000

Note:

(1)  Does not include the tariffs for local digital circuits and access lines.

Marketing, Distribution and Customer Services

Marketing Initiatives

The Target Group markets all of its telecommunications services under the "China Telecom" brand name, which is one of the best-known brand names in China. The Target Group offers a full range of differentiated services to its customers to address their telecommunications needs. The Target Group offers individually tailored services to its large enterprise customers, specialized services to its small- and medium-sized enterprise customers and standardized services to its residential customers. In addition, the Target Group plans to increase its advertising activities to enhance customer awareness of its available services and promote brand loyalty.

Sales, Distribution and Customer Services

Dedicated customer manager system for large enterprise customers. The Target Group has implemented a large enterprise customer manager system. Under this system, dedicated customer managers of the Target Group directly markets their services to large enterprise customers. These customer managers form dedicated management teams based on the industry background or geographical locations of the customers. The Target Group conducts periodic performance reviews and evaluations of the performance of the customer managers based on several factors, including revenue growth, market share, customer satisfaction and customer retention. To strengthen its marketing efforts, the Target Group has increased the total number of its customer managers from 1,979 as of the end of 2002 to 2,422 as of the end of June 2003.

Community manager system. The Target Group offers integrated sales and maintenance services to small- and medium-sized enterprise customers through its community manager system and divides its community coverage responsibilities by geographical area. The Target Group's community managers are responsible for customer development and customer care. The Target Group links its compensation mainly to the voice traffic in its coverage areas. In addition, community managers of the Target Group are also responsible for gathering market and demand information.

Contract system in rural areas. Under this system, the Target Group selects certain local residents to be responsible for service promotion, customer development, equipment maintenance and fee collection. This system enables the Target Group to lower operational costs effectively while at the same time satisfying the needs of its rural customers.

Customer service hotlines. The Target Group provides customer services through its customer service hotlines with the uniform access number of "10000." These customer service hotlines offer unified electronic-based services to the residential and enterprise customers in the Target Service Areas. These customer service hotlines handle service inquiries and service applications, collect bill payments and handle customer complaints.

Billing services. The Target Group bills its residential customers on a monthly basis and provide a range of payment choices for the convenience of its customers, including direct-debit service, which automatically deducts the monthly payment from the subscriber's designated bank or postal account. The Target Group also provides specially tailored billing and collection services to their large enterprise customers to help them more effectively plan and monitor their telecommunications needs.

Marketing and sales agencies and other wholesale channels. The Target Group markets its services through its own retail outlets as well as agents and distributors. The Target Group's cooperation with third party agencies and distributors helps it reach a broader customer base and reduce its operating expenses. As of December 31, 2002, the Target Group had a total of 6,149 authorized third-party agencies and distributors in addition to 3,886 retail outlets that the Target Group owned and operated directly.

The Target Group provides a range of wireline telecommunications services, including, among others, local and long distance telephone and data services, to government agencies and regulatory authorities at all levels as well as to many state-owned enterprises in the Target Service Areas. A number of these government entities and state-owned enterprises are among the largest customers of the Target Group. The Target Group provides these services in the normal course of business and do not offer them any special tariff discounts.

Network System

The Target Group was able to realize significant economies of scale as a result of the extensive coverage and scale of its network. It employs a variety of advanced technologies and suitable architecture and can be efficiently migrated to the next generation of network technology. The Target Group's network system is managed and operated by its experienced network management and maintenance teams and offers flexible functionality and reliable operation. It supports a comprehensive range of end-to-end wireline telecommunications services and enables customized products to be delivered for a variety of telecommunications needs.

Network Architecture

The Target Group's network system consists of transport networks, service networks, an application layer and support networks.

     Transport networks: Transport networks provide the transport functions of voice and data signals for all of the Target Group's services.

     Service networks: Service networks include wireline telephone network, data networks, Internet network and other service networks such as intelligent networks, and support the Target Group's basic and value-added telecommunications services.

     Application layer: The application layer provides the platform for a variety of applications and services such as e-commerce, video-on-demand, and on-line games.

     Support networks: Support networks include signaling networks, digital synchronous networks and network management systems and support the reliable and effective operation of the Target Group's networks at all levels.

Network Capacity and Technology

Local access networks. The Target Group owns extensive local access networks in the Target Service Areas. As of December 31, 2002, the Target Group's local access networks covered all cities, counties and rural villages in the Target Service Areas. As part of its strategic focus on the data and Internet market, the Target Group continues to expand its broadband local access networks utilizing its existing copper line resources. In addition, the Target Group continues to upgrade its existing local access lines using DSL technology. At the same time, the Target Group is selectively connecting additional large office buildings and business centers with fiber optic access. As of December 31, 2002, the total capacity of DSL access ports of the Target Group reached 686,306 lines. The Target Group has also selectively developed PHS networks for wireless local telephone service to supplement its wireline access systems. Moreover, the Target Group is developing wireless LANs in airports and other commercial centers to provide business travellers with broadband access services.

Transport network. The Target Group's transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout its service regions. The Target Group's fiber optic transport network is also supplemented by satellite transmissions and digital microwave links. Its fiber optic network had a total cable length of 263,844 kilometers in its service regions as of the end of 2002. The Target Group's transport network is integrated with the fiber optic network of the Parent Group outside the Target Service Areas, which, together with the Company's current networks, forms the largest nationwide fiber optic transport network in China, and is connected with networks worldwide.

The Target Group's fiber optic transport network employs SDH architecture and DWDM technology extensively, both of which allow for simpler and more easily managed networks with enhanced reliability. The Target Group uses DWDM technology on most of its long distance transmission routes to expand transmission capacity. The main routes of the Target Group's backbone fiber optic networks in its service regions have been upgraded to 10Gbps-based DWDM systems and provide transmission bandwidth of up to 32 x 10Gbps or 160 x 10Gbps. In addition, the Target Group has deployed self-healing, DXC, 1+1 protection and other protection technologies and provides customers with network services of various levels of reliability based on their requirements.

Wireline telephone networks. The Target Group's wireline telephone network has been substantially built in the last decade utilizing digital technology. It consists of long distance switching facilities and 69 local switching networks. As of the end of 2002, the total capacity of local switches reached 49.8 million lines, and the capacity of long distance toll switches reached 1.8 million ports. In developing its wireline telephone networks, the Target Group has adopted technologies that enable high capacity and fewer exchanges to reduce its construction and operating costs. The Target Group has installed advanced intelligent networks over its telephone networks. Intelligent networks combine advanced computer technologies with traditional switching techniques to provide flexible value-added services such as prepaid services, virtual private network services and toll free call services.

Data and Internet networks. The Target Group has developed a large-capacity, high-quality, reliable and extensive data and Internet network system in the Target Service Areas. The Target Group's data and Internet networks allow it to provide services both at the network layer, such as Internet access, managed data and virtual private network services, and at the application layer, such as Internet data center, e-commerce and video-on-demand services. These networks cover all cities and counties in the Target Service Areas. The Target Group's ATM network allows multi-service access and flexible bandwidth management and provides high-quality, integrated end-to-end services.

The Target Group's Internet network is part of ChinaNET, the largest public Internet network in China, operated by the Parent Group. ChinaNET deploys mainstream Gigabyte routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 2.5Gbps circuits.

Support networks. The operation of the Target Group's wireline telephone, data and Internet networks depends on various support networks, including a signaling network based on a signaling technology known as Signaling System 7 protocol, a digital synchronous network and network management systems for various networks and services such as Internet data center, e-commerce and video-on-demand services.

Equipment procurement. The Target Group purchases most of its network equipment from leading international suppliers or their joint ventures in China. The Target Group also purchases from local suppliers a variety of network equipment, such as transport equipment and local switches. The Target Group makes most of its purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Research and Development

The Target Group's emphasis on research and development has enhanced a clear vision in market direction, the development of advanced network system and the rollout of new applications and services. The Target Group's research and development is carried out by specialised research centers or small teams of experts. Researchers are primarily responsible for conducting researches on business strategies, network planning and support, new product trials and investment decisions.

IT Systems

As a consistent corporate focus, the Target Group sought to improve operational and management efficiency through establishing strong IT systems. IT systems (CTG-MBOSS) include the Business Support System (BSS), Operation Support System
(OSS) and Management Support System (MSS). Implementation of IT design heralds the technological and organizational restructuring of the IT systems. Adoption of the Enterprise Application Integration (EAI) technology has allowed for smooth interconnection between all major systems, enabling full information sharing within the Company. The planned future development of the IT system is expected to further enhance market responsiveness and improve customer service, significantly raise operation and management levels and strengthen competitiveness.

Organizational Reorganization and Business Process Re-engineering

Determined to maintain market leadership and improve the Target Group's competitiveness, the Target Group continues to implement internal restructuring and business process re-engineering measures aimed at further gearing toward a "market-oriented, customer-centered and return-driven" business model.

The Target Group has implemented various initiatives to reorganize its organisation and has undertaken a business process re-engineering, or BPR, project. These BPR project aims to effect organizational and operational changes in a number of areas, including organizational structure, network investment process, allocation of network resources, large customer management, billing and collection and employee evaluation and incentive scheme.

In addition, the Target Group has taken various steps to centralize and streamline the management of its business. For example, the Target Group has improved its capital budgeting process and centralized equipment procurement in order to reduce the cost of network expansion and maximize return on investment. The Target Group has also centralized network maintenance of local networks to optimize the network maintenance system and reduce maintenance costs.

The Target Group has launched an organizational restructuring that involved all levels of operations. A new "front-end-back-end" structure has been established at each level to enhance market responsiveness. The front-end is composed of "customer interface units" with related marketing functions, while at the back-end, all network resources have been consolidated to provide the front-end with service provisioning, quality control, billing and operation support services. An internal Service Level Agreement (SLA) system has been set up between the front-end and the back-end to ensure more concerted and high quality end-to-end service delivery.

Capital Expenditure

The table below sets forth the Target Group's historical capital expenditures for the years indicated.

                                   Year ended December 31,
                                   -----------------------
                                       2001         2002
                                       ----         ----
                                      (RMB in millions)

Total capital expenditures           18,787       16,095
The Target Group has further rationalized the allocation of its capital expenditures in 2002. It has continued to allocate a majority of its capital expenditures to the development of access infrastructure in order to meet the demands of the subscriber growth and to strengthen its position as owners of the "last mile" in the Target Service Areas. Internet and data networks are another major area of capital expenditures as the Target Group capitalized on the surging demand for broadband, managed data and Internet services. In addition, the Target Group has increased expenditures for the Business Support System
(BSS), Operation Support System (OSS) and Management Support System (MSS) as part of its effort to improve customer service quality, operating efficiency and information disclosure.

The Board expects to fund the capital expenditure needs of the Target Group through a combination of cash generated from operating activities, short-term and long-term bank loans and other debt and equity financing. The Board believes the Target Group will have sufficient resources to meet capital expenditure requirements for the foreseeable future.

Network management and research Facilities

Apart from the Target Group, the Company will also acquire from the Parent certain assets which are used for network management, research and development purposes. The network management assets to be acquired from the Parent are essential for the smooth operation of the entire China Telecom network systems. Capabilities of the network management assets include function management, resource allocation, performance monitoring, network security and billing. The network management assets also provide certain value-added services, such as SLA reporting and VPN. The research and development assets, including a research institute located in Beijing, are used for developing new telecommunications products and technologies. Based on an asset appraisal report prepared by an independent appraiser appointed by the Company, the value of such assets as of December 31, 2002 amounted to RMB432 million. There has been no material change to the value of such assets after December 31, 2002.

6.   RELATIONSHIP WITH CHINA TELECOMMUNICATIONS CORPORATION

As of the Latest Practicable Date, China Telecommunications Corporation directly owned 77.78% of the Company's issued share capital. In connection with the Global Offering of the Company, China Telecommunications Corporation has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support the Company's existing operations and future development, including that the Company will be treated equally with any other operators of wireline telephone, data and Internet, leased line or other related telecommunications services that are controlled by China Telecommunications Corporation and the Company will have the option to provide additional telecommunications services in the service regions that fall within China Telecommunication Corporation's scope of business.

ARRANGEMENT RELATING TO THE REORGANIZATION AND THE ACQUISITION

The following arrangement has been entered into between the Parent Group and the Company, the performance of which will technically be considered as a connected transaction after the Acquisition.

Amounts due to the Parent

In 1994, the Ministry of Finance obtained a loan from the World Bank (the World Bank Loan) which was subsequently novated to the former Ministry of Posts and Telecommunications. After a series of further novations made in conjunction with the restructuring of the telecommunications industry by the Chinese government, China Telecommunications Corporation became the borrower of record of the World Bank Loan. A portion of the World Bank Loan was advanced by China Telecommunications Corporation to, and utilized by, the provincial subsisting companies of Jiangxi province, Guangxi Zhuang autonomous region and Sichuan province, which also bore the costs of servicing that portion of the World Bank Loan. In connection with the Reorganization, the parties agreed with effect from December 31, 2002 that the Parent would assume the above-mentioned World Bank Loan advanced to the provincial subsisting companies of Jiangxi province, Guangxi Zhuang autonomous region and Sichuan province, in exchange for an unsecured interest-free indebtedness of US$47.4 million due from Jiangxi Telecom, Guangxi Telecom and Sichuan Telecom. Subsequent to December 31, 2002, the Parent would bear the costs of servicing that portion of the World Bank Loan.

The Company has agreed to cause the entire amount of that account payable outstanding from Jiangxi Telecom, Guangxi Telecom and Sichuan Telecom to be repaid to the Parent using their internal cash resources on the next business day following the completion of the Acquisition.

CONNECTED TRANSACTIONS

As a result of the Reorganization, certain transactions entered into between the Target Companies and the Parent Group will constitute Prospective Connected Transactions. Specific agreements to be entered into in respect of each of the Prospective Connected Transactions are described in this section.

The Prospective Connected Transactions set out in this section which relate to the operations of the Target Group are identical in nature and substance to the corresponding Existing Connected Transactions. The pricing standards and principal terms of the Prospective Connected Transactions are also identical to those of the Existing Connected Transactions.

The Company and the Target Group have included certain historical amounts in respect of the Prospective Connected Transactions that occurred prior to the Reorganization. These historical amounts are based on the Company's and the Target Group's respective audited and unaudited financial statements. The Target Group's audited financial statements for periods prior to January 1, 2003 were prepared to include the operating results related to certain assets that were retained by the Parent Group in connection with Reorganization and reflect transactions under old pricing mechanisms that were in place before the Reorganization. Accordingly, the historical amounts in respect of the Target Group for the year ended December 31, 2002 should not be read as an indication of future transaction amounts. New arrangements in relation to connected transactions, including new pricing mechanisms as set out in the relevant connected transaction framework agreements took effect from January 1, 2003. Therefore the historical figures for the six months ended June 30, 2003 are comparable to future transaction amounts in terms of pricing mechanism and basis of reporting. However, the expenditures of the connected transactions are incurred unevenly during a financial year, and the transaction amounts for the six months ended June 30, 2003 shall not be used as a basis for prediction of the transaction amounts likely to be incurred for the entire year.

1.   Ongoing Connected Transactions Between the Company and China
     Telecommunications Corporation

     After the Reorganization, the Company entered into various agreements with China Telecommunications Corporation and a number of its subsidiaries relating to the mutual provision of ongoing telecommunications and other services.

     The mutual provision of ongoing telecommunications and other services between the Parent Group and the Company will constitute connected transactions within the meaning of the Hong Kong Listing Rules. Such agreements include the following:

     (a)  Supplemental Trademark Licence Agreement

          On September 10, 2002, the Company and China Telecommunications Corporation entered into a trademark licence agreement to grant to the Company the right to use certain trademarks owned by the Parent Group on a royalty-free basis.

          On October 26, 2003, the Company and China Telecommunications Corporation entered into a supplemental trademark licence agreement (the Supplemental Trademark Licence Agreement) to extend the scope of the licensees to include the Target Companies and to amend the list of trademarks as set out in the trademark licence agreement entered into by the same parties on September 10, 2002. The Supplemental Trademark Licence Agreement further extends the term of the licence from December 31, 2004 to December 31, 2005, after which the licence will be automatically renewed for further periods of three years unless the Company provides three months' written notification to China Telecommunications Corporation of its intention not to renew the agreement at the expiration of its current term.

          Pursuant to the Supplemental Trademark Licence Agreement, the Parent has granted to the Combined Group the right to use certain trademarks currently used by the Parent Group in the provision of its telecommunications services on a royalty free basis.

     (b) Supplemental Agreement Relating to Centralized Services, Interconnection, Optic Fibers Leasing and Non-competition Agreement

          The Company and China Telecommunications Corporation entered into a supplemental agreement in relation to centralized services, interconnection, optic fibers leasing and non-competition agreement on October 26, 2003 (the Supplemental Connected Transactions Agreement) to amend the original centralized services agreement, the interconnection agreement, the optic fibers leasing agreement and the non-competition agreement, all entered into by the same parties on September 10, 2002.

          Centralized Services

          The Supplemental Connected Transactions Agreement modifies the scope of the centralized services to include sharing the use and costs of headquarters and certain network support premises and related facilities such as air-conditioning, electricity and certain ancillary facilities. Costs of the centralized services such as the management of large enterprise customers, network management center, business support center by the Company and sharing the use of headquarters, international gateways and certain other premises together with costs such as labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research, are to be apportioned between the Parent and the Company per annum according to their respective proportional income or aggregate volume of inbound and outbound international calls, where appropriate. The Supplemental Connected Transactions Agreement also amends the scope of international telecommunications facilities to include international land cables and related domestic extended portions and extends the term of the centralized services agreement from December 31, 2004 to December 31, 2005. Such agreement will be automatically renewed for further periods of three years unless the Company provide three months' written notification to the Parent of its intention not to renew the agreement. Apart from the amendments described above, the other terms and conditions set out in the original centralized services agreement remain unchanged.

          For the year ended December 31, 2002 and the six months ended June 30, 2003, the Target Group's portion of the costs in respect of the centralized services set out above were RMB173 million and RMB71 million, respectively.

          For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's portion of costs in respect of the centralized services set out above were RMB483 million and RMB144 million, respectively.

          Interconnection

          The Supplemental Connected Transactions Agreement extends the term of the original interconnection agreement from December 31, 2004 to December 31, 2005. The interconnection agreement will be automatically renewed for further periods of three years unless the Company provides three months' written notification to the Parent of its intention not to renew the agreement. The original interconnection agreement does not provide for early termination or non-renewal by the Parent. Furthermore, under Article 17 of the Telecommunications Regulations, a telecommunications operator cannot refuse to enter into interconnection arrangements with another operator if requested. Apart from the amendment described above, the other terms and conditions of the original interconnection agreement remain unchanged.

          Prior to the completion of the Acquisition, no such interconnection settlement arrangement was in effect between the Parent Group and the Target Companies, or between the Listed Group and the Target Companies. After the completion of the Acquisition, such interconnection arrangement will be in effect between the Parent Group and the Combined Group.

          For the year ended December 31, 2002 and the six months ended June 30, 2003, the net settlement payments made by the Listed Group to the Parent pursuant to the original interconnection agreement were RMB385 million and RMB181 million, respectively.

          Optic Fibers Leasing

          The Supplemental Connected Transactions Agreement extends the term of the original optic fibers leasing agreement from December 31, 2004 to December 31, 2005. The optic fibers leasing agreement will be automatically renewed for further periods of three years unless the Company provides three months' written notification to the Parent of its intention not to renew the agreement at the expiration of its current term. Apart from the amendment described above, the other terms and conditions of the original optic fibers leasing agreement remain unchanged.

          Pursuant to the Reorganization, all optic fibers required for inter-provincial transmission within the Target Service Areas were transferred to the relevant Target Companies. Accordingly, no leasing arrangement for such optic fibers was put in place between the Parent and the Target Companies after the Reorganization.

          For the year ended December 31, 2002 and the six months ended June 30, 2003, the total amounts paid by the Listed Group to the Parent with respect to optic fibers leasing were RMB102 million and RMB46 million, respectively.

          Non-Competition Agreement

          To be in line with an amendment to Directory of Categorization of the Telecommunications Services (the Directory) promulgated by the MII on February 21, 2003, the Supplemental Connected Transactions Agreement amends the definition of "basic telecommunications services" to include 3G businesses. The Supplemental Connected Transactions Agreement also amends the expression of "value-added telecommunications services" in order to be in line with the Directory, which contains domestic multi-parties telecommunications service, Internet access services, Internet data center services, Internet VPN services and VPN services within the scope of such expression. Apart from the amendment described above, the other terms and conditions set out in the original agreement remain unchanged.

2. Ongoing Connected Transactions Between Subsidiaries of the Company and Subsidiaries/Associates of China Telecommunications Corporation

     After the Reorganization, certain ancillary, and mostly non-telecommunications related businesses and assets of the Parent Group within the Target Service Areas, continue to be operated or held by certain subsidiaries and/or Associates of the Parent (the Provincial Subsisting Companies). Any transactions between the Provincial Subsisting Companies and subsidiaries of the Company would constitute connected transactions under the Hong Kong Listing Rules.

     Since the terms and conditions of the Prospective Connected Transactions are identical to the terms and conditions of the corresponding Existing Connected Transactions, we will not be setting out in this announcement the commercial background, reasons and terms for such transactions which were set out in the Company's Prospectus.

     (a)  Engineering Agreements

          The Target Companies and the Provincial Subsisting Companies have entered into engineering framework agreements (the Engineering Framework Agreements) to govern the arrangements with respect to certain engineering related services. Each Engineering Framework Agreement will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

          The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tender process. The Target Companies do not accord any priority to any of the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favorable as those offered by another tenderer, the relevant Target Company may award the tender to the relevant Provincial Subsisting Company.

          For the year ended December 31, 2002, the Target Group's expenditure for engineering services made available by the Provincial Subsisting Companies to the Target Group was RMB2,172 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Engineering Framework Agreements, was RMB873 million.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of engineering related services similar to those proposed in the Engineering Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding engineering services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB3,243 million and RMB982 million, respectively.

     (b)  Property Leasing Agreements

          Mutual leasing of properties

          Pursuant to various property leasing framework agreements between the Target Companies and the Provincial Subsisting Companies (the Property Leasing Framework Agreements), the Target Group has leased from the Provincial Subsisting Companies a total of 673 properties covering an aggregate gross floor area of approximately 176,467.7 square metres for use as its business premises, offices, equipment storage facilities and sites for network equipment. These properties are situated in many locations within the Target Service Areas. Pursuant to the Property Leasing Framework Agreements and as part of the Reorganization, the Target Companies have also leased certain properties covering an aggregate gross floor area of approximately 99,182.9 square metres to the Provincial Subsisting Companies.

          Each Property Leasing Framework Agreement will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

          The rental charge in respect of each property is based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the telecommunications industry when leasing properties. Rental charges are payable monthly in arrears and subject to review every three years.

          Pursuant to the Reorganization, the properties occupied by the Target Group with defective titles were retained by the Provincial Subsisting Companies, and such properties are now leased by the Target Group from the Provincial Subsisting Companies. Therefore, the scope of properties leased by the Target Group has been broadened, and no comparable historical figures are available. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Property Leasing Framework Agreement, was RMB22 million. For the same period, the Provincial Subsisting Companies' expenditure for the rental charges in respect of properties leased from the Target Group was RMB8 million.

          Chesterton, an independent appraiser appointed by the Company for the purpose of the Acquisition, has reviewed the Property Leasing Framework Agreements and has confirmed that the rental charges payable under the Property Leasing Framework Agreements are fair and reasonable so far as the Target Companies are concerned, and do not exceed market rates in respect of both properties leased to and from the Target Companies.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of mutual leasing of properties similar to those proposed in the Property Leasing Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding property leasing pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB266 million and RMB135 million, respectively. For the same period, the Provincial Subsisting Companies' expenditures for corresponding property leasing pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejing Telecom were RMB3 million and RMB4 million, respectively.

          Sub-Leasing of Third Party Properties

          Following the Reorganization, the Provincial Subsisting Companies have sub-let to the Target Group certain properties owned by and leased from independent third parties for use as offices, retail outlets, spare parts storage facilities and sites for network equipment (the Third Party Properties). In order to formalize such arrangement, the Target Companies and the Provincial Subsisting Companies have entered into sub-leasing agreements (the Third Party Properties

          Sub-leasing Agreements) which will expire on December 31, 2005, but will be automatically renewed for further three-year periods unless a relevant Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

          The amounts payable by the Target Group to the Provincial Subsisting Companies under the Third Party Properties Sub-leasing Agreements are the same as the amounts payable by the Provincial Subsisting Companies to the relevant third parties. The rental charges for the Third Party Properties are based on market rates negotiated between the Provincial Subsisting Companies and the relevant third parties on an arm's length basis.

          Prior to the Reorganization, no such sub-leasing arrangement was in effect between the Provincial Subsisting Companies and the Target Group. For the six months ended June 30, 2003, the Target Group's expenditure for properties sub-leasing was RMB59 million.

          Chesterton, an independent appraiser appointed by the Company for the purpose of the Acquisition, has confirmed that the rental charge payable for each of the Third Party Properties under the Third Party Properties Sub-leasing Agreements is fair and reasonable so far as the Target Group is concerned, and does not exceed market rents.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of sub-leasing of third party properties similar to those proposed in the Third Party Properties Sub-leasing Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding properties sub-leasing pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB321 million and RMB160 million, respectively.

     (c)  IT Services Agreements

          The Target Companies have entered into framework agreements with the Provincial Subsisting Companies in each of the Target Service Areas pursuant to which the Provincial Subsisting Companies have agreed to provide the Target Group with certain information technology services such as office automation and software adjustment (the IT Services Framework Agreements). The agreements will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

          The Provincial Subsisting Companies are entitled to tender for the right to provide Target Companies with IT services. The charges payable for such IT services under the IT Services Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through the tender process. The Target Companies do not accord any priority to the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favorable as those offered by another tenderer, the relevant Target Company may award the tender to the relevant Provincial Subsisting Company.

          For the year ended December 31, 2002, the Target Group's expenditure for the IT services made available by the Provincial Subsisting Companies to the Target Group was RMB59 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the IT Services Framework Agreements, was RMB18 million.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of IT services similar to those proposed in the IT Services Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding IT services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB151 million and RMB3 million, respectively.

     (d)  Equipment Procurement Services Agreements

          Pursuant to the equipment procurement framework agreements entered into between the Target Companies and the Provincial Subsisting Companies in each of the Target Service Areas (the Equipment Procurement Framework Agreements), the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services.

          Pursuant to the Equipment Procurement Framework Agreements between the Target Companies and the Provincial Subsisting Companies, the Target Companies may request that the Provincial Subsisting Companies act as their agents in procuring foreign and domestic telecommunications equipment and other domestic non-telecommunications materials. Each Equipment Procurement Framework Agreement will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement. The Target Companies may give priority to the Provincial Subsisting Companies if the terms and conditions of the services provided by them are at least as favorable as those offered by independent third parties.

          Commission charges for these services are calculated at the maximum rate of:

          (1) 1% of the contract value, in the case of imported telecommunications equipment; or

          (2) 1.8% of the contract value, in the case of domestic telecommunications equipment and other domestic non-telecommunications materials.

          The Target Group believes that the above charges are the same as market rates or those rates which it would be required to pay had it appointed an independent third party to provide the same procurement services.

          Prior to the Reorganization certain of the Target Group's equipment was first purchased from suppliers by the Parent Group and then resold to the Target Group. Under those circumstances, the Parent Group acted primarily as a principal rather than as an agent earning commissions and therefore no historical figures of a comparable nature are available.

          For the six months ended June 30, 2003, the Target Group's expenditure for the equipment procurement services provided by the Provincial Subsisting Companies to the Target Group, following the new corporate structure and the pricing mechanism set out in the Equipment Procurement Framework Agreements, was RMB36 million.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of equipment procurement services similar to those proposed in the Equipment Procurement Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding equipment procurement pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB78 million and RMB45 million, respectively.

     (e)  Community Services Agreements

          The Parent Group, through the Provincial Subsisting Companies, provides certain cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services to the Target Group. The arrangements are set out in the community services framework agreements between the Target Companies and the Provincial Subsisting Companies in each of the Target Service Areas (the Community Services Framework Agreements) which will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless terminated by either party with at least three months' written notification to the other party. However, if the Target Companies cannot, without incurring significant cost and expense, obtain these services from a third party after such termination, the Provincial Subsisting Companies cannot terminate the provision of such services.

          The Community Services Framework Agreements stipulate that the above community services be provided at:

          (1)  the government-prescribed price;

          (2) where there is no government-prescribed price but where there is a government-guided price, the government-guided price applies;

          (3) where there is neither a government-prescribed price nor a government-guided price, the market price applies. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

          (4) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable cost incurred in providing the same plus a reasonable profit margin (For this purpose, "reasonable costs" means such costs as confirmed by both parties after negotiations).

          The Target Group believes that the services provided by the Provincial Subsisting Companies under the Community Services Framework Agreements will be on normal commercial terms which are no less favorable than those provided by independent third parties.

          For the year ended December 31, 2002, the Target Group's expenditure for community services made available by the Provincial Subsisting Companies to the Target Group was RMB359 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Community Services Framework Agreements, was RMB192 million.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of community services similar to those proposed in the Community Services Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding community services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB1,291 million and RMB571 million, respectively.

     (f)  Ancillary Telecommunications Services Agreements

          Following the Reorganization, the Provincial Subsisting Companies have agreed to provide certain repair services to the Target Group, such as the repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers' services (the Ancillary Telecommunications Services) on a non-exclusive basis.

          Under the framework agreements between the Target Companies and the Provincial Subsisting Companies in each of the Target Service Areas for the provision of Ancillary Telecommunications Services (the Ancillary Telecommunications Services Framework Agreements), the Provincial Subsisting Companies have agreed to provide Ancillary Telecommunications Services to the Target Group. Such agreements will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless either party notifies the other at least three months prior to the expiration of the term in writing of its intention to terminate the relevant agreement. However, if the Target Companies cannot, without incurring significant cost and expense, obtain these services from a third party, the Provincial Subsisting Companies cannot terminate the provision of such services.

          The Ancillary Telecommunications Services under the Ancillary Telecommunications Services Framework Agreements are provided in accordance with the same pricing policy as that of the Community Services Framework Agreements.

          For the year ended December 31, 2002, the Target Group's expenditure for Ancillary Telecommunications Services made available by the Provincial Subsisting Companies to the Target Group was RMB220 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Ancillary Telecommunication Services Framework Agreements, was RMB143 million.

          Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of ancillary telecommunications services similar to those proposed in the Ancillary Telecommunications Services Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditure for corresponding Ancillary Telecommunications Services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB1,219 million and RMB409 million, respectively.

APPLICATION FOR WAIVER

Scope of Waivers

Following the completion of the Acquisition, the Combined Group will continue to enter into the transactions described above. Such transactions will constitute connected transactions for the Company under the Hong Kong Listing Rules for so long as members of the Parent Group remain as connected persons within the meaning of the Hong Kong Listing Rules.

The Independent Board Committee is of the opinion that the Prospective Connected Transactions and the supplemental agreements pursuant to Existing Connected Transactions described above have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Group and on normal commercial terms which are fair and reasonable so far as the interests of the Independent Shareholders of the Company are concerned.

Pursuant to the Hong Kong Listing Rules, each of the interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements described above would normally require full disclosure and prior approval by Independent Shareholders in the extraordinary general meeting. It is considered that such disclosure and approval in full compliance with the Hong Kong

Listing Rules would be impracticable. The Company has applied to the Stock Exchange, subject to the conditions set out below, for a waiver from strict compliance with the requirements of Chapter 14 of the Hong Kong Listing Rules, in relation to such transactions. In its application, the Company has sought a new waiver for the Combined Group from the Stock Exchange to combine certain Existing Connected Transactions such as interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements, waiver of which were granted by the Stock Exchange in its letter dated October 28, 2002, with corresponding Prospective Connected Transactions so that the waiver in respect of annual monetary limits of certain Existing Connected Transactions be aggregated. The new waiver will be effective for two years from January 1, 2004 until December 31, 2005.

Conditions of Waiver

The Stock Exchange has indicated that it will grant the waiver applied for in relation to the interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements for the Combined Group for two years from January 1, 2004 to December 31, 2005 on the following conditions:

(a) Arm's length basis: The transactions as well as the respective agreements governing such transactions shall be:

     (1) entered into by the Combined Group in the ordinary and usual course of its business; and

     (2)  either

          (i)   on normal commercial terms, or

          (ii) where there is no available comparison to judge whether they are on normal commercial terms, on terms no less favorable than those available to or from independent third parties,

          (iii) on terms that are fair and reasonable so far as the Independent Shareholders of the Company are concerned, and

          (iv) if applicable, with the annual aggregate value of each category of the connected transactions not exceeding the relevant annual limits.

(b) Disclosure: The Company shall disclose in its annual report details of the transactions as required by Rule 14.25(1)(A) to (D) of the Hong Kong Listing Rules, i. e.

     (i)   the date or period of the transactions;

     (ii)  the parties thereto and a description of their relationship;

     (iii) a brief description of the transactions and the purpose of the transactions;

     (iv)  the total consideration and the terms; and

     (v) the nature and extent of the interest of the connected persons in the transactions.

(c) Independent directors' review: Members of the Independent Board Committee shall review annually the transactions and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in the conditions above.

(d) Auditors' review: The auditors of the Company shall carry out review procedures annually on the transactions and shall confirm to the Directors of the Company in writing (with a copy to the Stock

     Exchange at least 10 business days prior to the bulk print of the Company's annual report) whether, based on those procedures, the transactions:

     (1)  have received the approval of the Company's Directors;

     (2) have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable;

     (3) have been entered into in accordance with the terms of the agreements governing the transactions; and

     (4)  have not exceeded the annual limits specified in paragraph (f) below.

     For the purpose of the above review by the auditors of the Company, the Parent Group has undertaken to the Company to provide the auditors with access to its accounting records, as well as (where possible) those of its subsidiaries and Associates.

(e) Shareholders' approval: Details of the transactions are disclosed to the Independent Shareholders who will be asked to vote in favor of an ordinary resolution to approve the transactions and the annual limits set out in paragraph (f) below at the Company's EGM.

(f)  Annual limits:

     In determining the proposed annual limits of the following categories of connected transactions for the Combined Group, the Board has considered the relative size of the total assets and operating revenues of the Target Group against the Listed Group, the budget of the Combined Group in terms of capital expenditures, general and administrative expenses and sale and maintenance expenses. The Board (including the independent non-executive directors) is of the view that the monetary limits are set so as to (i) not hinder the ability of the Combined Group to conduct its business in the ordinary and usual course and (ii) allow the Combined Group to benefit from future growth. The aggregate annual value of the following categories of connected transactions for the Combined Group shall not exceed the limits set out below:

           Transactions                                 Proposed Annual Limits
                                                        ----------------------

           (1)  Engineering agreements                     RMB7,020 million
           (2)  Community services agreements              RMB3,410 million
           (3)  Ancillary telecommunications services
                agreements                                 RMB2,640 million

Details of the reasons for increment of the proposed annual limits for the above connected transactions are set out in the shareholders' circular to be dispatched to the Shareholders as soon as practicable. If any of the material terms of the agreements referred to above are altered (unless as provided for under the terms of the relevant agreement or arrangement) or if the Combined Group enters into any new agreements or arrangements with any connected persons (within the meaning of the Hong Kong Listing Rules) in the future under which the aggregate consideration paid or payable by the Combined Group in each year exceeds the limits referred to above, the Company will comply with the provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

Reasons for no cap for transactions contemplated under the Interconnection Agreement

The Company submits that the value of the settlement of interconnection charges arising from domestic long distance calls under the interconnection agreement, should not be subject to any annual limits for the following reasons:

(a) the Company's revenue depends on growth in call revenue and in its customer base for its various services. Any such growth in the domestic long distance service will necessarily result in increased transaction volumes under the interconnection agreement, which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company's ability to conduct or expand its business in the ordinary course; and

(b) the tariffs payable under the interconnection agreement is prescribed by the MII and are subject to change from time to time.

No waivers applied for certain categories of connected transactions

Each of the transactions above other than the interconnection agreement and the engineering agreements, community services agreements and ancillary telecommunications services agreements are subject to Rule 14.25(1) of the Hong Kong Listing Rules, which are on normal commercial terms in which the total consideration or value is not expected to exceed 3% of the book value of the net tangible assets of the Company as of June 30, 2003 and accordingly, disclosure requirement as set out in Rule 14.25(1) of the Hong Kong Listing Rules shall apply to each of such transactions. The Directors, including independent non-executive directors of the Company submit that no waivers are necessary for any of such transactions because details of the transactions as required under Rule 14.25(1) of the Hong Kong Listing Rules are published in the Company's annual report, accounts and press notice each year for so long as such transactions are in place. If at any time Rule 14.25(1) of the Hong Kong Listing Rules does not apply to any of these transactions, the Company will notify and consult with the Stock Exchange promptly.

7.   DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

                                  the proposed acquisition by the Company of the
"Acquisition"               Target Assets pursuant to the Acquisition Agreement,
                                       as further described in this announcement

                               the conditional sale and purchase agreement dated
"Acquisition Agreement"           October 26, 2003 between the Company and China
                                  Telecommunications Corporation relating to the
                                                                     Acquisition

                                                      American depositary shares
"ADSs"                      Anhui Telecom Company Limited, a company established

                            with limited liability under the laws of the PRC and
                               currently a wholly-owned subsidiary of the Parent
"Anhui Telecom"                     which, upon the successful completion of the
                              Acquisition, will become a wholly-owned subsidiary
                                                                  of the Company

                            has the meaning given to it by the Hong Kong Listing
"Associate"                                                                Rules

"Board"                                    the board of directors of the Company

                                  a day (excluding Saturdays) on which banks are
"Business Day"                 generally open in Hong Kong, New York and the PRC
                                  for the transaction of normal banking business

                              Chesterton Petty Limited, a chartered surveyor and
"Chesterton"                          independent property valuer to the Company

                              the People's Republic of China (excluding, for the
"China or PRC"                   purposes of this circular, Hong Kong, Macau and
                                                                         Taiwan)

                              China Mobile Communications Corporation, a company
"China Mobile"                             established under the laws of the PRC

                               China Network Communications Group Corporation, a
"China Netcom Group"               company established under the laws of the PRC

                                China Railway Communication Co., Ltd., a company
"China Railcom"                            established under the laws of the PRC

                                  China United Telecommunications Corporation, a
"China Unicom"                     company established under the laws of the PRC

                             China Telecommunications Corporation, a state-owned
                             enterprise established under the laws of the PRC on
"China Telecommunications    May 17, 2000 and the controlling shareholder of the
Corporation" or "Parent"                                                 Company

                                    Chongqing Telecom Company Limited, a company
                            established with limited liability under the laws of
"Chongqing Telecom"           the PRC and currently a wholly-owned subsidiary of
                             the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

                             China International Capital Corporation (Hong Kong)
                                Limited, which is licensed by the Securities and
                               Futures Commission for Types 1, 4 and 6 regulated
                                     activities under the Securities and Futures
"CICC"                       Ordinance, being a financial adviser to the Company
                                  in respect of the Acquisition, the Prospective
                              Connected Transactions and supplemental agreements
                                 relating to the Existing Connected Transactions

"Combined Group"                           the Listed Group and the Target Group

                              the Companies Ordinance (Chapter 32 of the Laws of
"Companies Ordinance"                                                 Hong Kong)

                                China Telecom Corporation Limited, a joint stock
                            limited company incorporated in the PRC with limited
"Company"                    liability on September 10, 2002, whose H Shares are
                                 listed on the Stock Exchange and whose ADSs are
                                           listed on the New York Stock Exchange

"Directors"                                         the directors of the Company

                               the connected transactions entered into between a
                                  member of the Listed Group and Parent Group in
                             respect of trademark licence agreement, centralized
                            services agreement, interconnection agreement, optic
"Existing  Connected            fiber leasing agreement, engineering agreements,
Transactions"                property leasing agreements, IT service agreements,
                             equipment procurement service agreements, community
                               services agreements, ancillary telecommunications
                                  services agreements and special communications
                                                             services agreements

                                  the waiver from the strict compliance with the
                            relevant requirements of the Hong Kong Listing Rules
"Existing Waiver"              granted by the Stock Exchange in its letter dated
                                                 October 28, 2002 to the Company

                             the extraordinary general meeting of the Company to
"Extraordinary General      be convened on December 15, 2003, notice of which is
Meeting" or "EGM"            set out at the end of the shareholders' circular to
                                be dispatched by the Company, or any adjournment
                                                                         thereof

                                    CICC and Morgan Stanley, being the financial
                                       advisers to the Company in respect of the
"Financial Advisers"                 Acquisition of the Target Assets from China
                              Telecommunications Corporation and the Prospective
                                                          Connected Transactions

                                       Fujian Telecom Company Limited, a company
                            established with limited liability under the laws of
                              the PRC and currently a wholly-owned subsidiary of
"Fujian Telecom"             the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

"GDP"                                                     gross domestic product

                              the global offering of the Company that took place
                                  in November 2002 in respect of 7,556,400,000 H
"Global Offering"              Shares and an over-allotment option in respect of
                                                            471,010,000 H Shares

                                    Guangdong Telecom Company Limited, a company
"Guangdong Telecom"         established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

                                      Guangxi Telecom Company Limited, a company
                            established with limited liability under the laws of
                              the PRC and currently a wholly-owned subsidiary of
"Guangxi Telecom"            the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

                                  overseas listed foreign invested shares in the
"H Share(s)"                    Company's registered capital with a par value of
                                 RMB1.00 per share which are listed on the Stock
                                                                        Exchange

"Hong Kong"                   Hong Kong Special Administrative Region of the PRC
                            the Rules Governing the Listing of Securities on the
"Hong Kong Listing Rules"                                         Stock Exchange

                                   the underwriters listed in the Section headed
"Hong Kong Underwriters"    "Underwriting" under "Hong Kong Underwriters" of the
                                                            Company's Prospectus

                                     International Financial Reporting Standards
"IFRS"                               promulgated by the International Accounting
                                                                 Standards Board

                                 the committee of Directors, consisting of Zhang
                            youcai, Vincent Lo Hong Sui and Shi Wanpeng, who are
                                  independent non-executive Directors, formed to
"Independent Board             advise the Independent Shareholders in respect of
Committee"                        the terms of the Acquisition, the terms of the
                             Prospective Connected Transactions and the terms of
                                 certain supplemental agreements relating to the
                                                 Existing Connected Transactions
"Independent Financial
Adviser"                                                                JPMorgan

                                Shareholders other than China Telecommunications
"Independent Shareholders"                                           Corporation

                                      Jiangsu Telecom Company Limited, a company
"Jiangsu Telecom"           established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

                                      Jiangxi Telecom Company Limited, a company
                            established with limited liability under the laws of
"Jiangxi Telecom"             the PRC and currently a wholly-owned subsidiary of
                             the Parent which, upon successful completion of the
                              Acquisition, will become a wholly-owned subsidiary
                                                                  of the Company

                            J.P. Morgan Securities (Asia Pacific) Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 7 regulated activities under
                                 the Securities and Futures Ordinance, being the
"JPMorgan"                      Independent Financial Adviser to the Independent
                              Board Committee in respect of the Acquisition, the
                                  Prospective Connected Transactions and certain
                                supplemental agreements relating to the Existing
                                                          Connected Transactions

                             October 24, 2003, being the latest practicable date
"Latest Practicable Date"         prior to the printing of this announcement for
                               ascertaining certain information contained herein

                                     the Company together with Shanghai Telecom,
                                 Guangdong Telecom, Jiangsu Telecom and Zhejiang

                               Telecom and their subsidiaries from time to time.
"Listed Group"                    For the avoidance of doubt, references in this
                            announcement to the Listed Group excludes the Target
                                                                           Group

                              Shanghai municipality, Guangdong province, Jiangsu
"Listed Service Areas"                            province and Zhejiang province

"MII"                            the Ministry of Information Industry of the PRC

"MOFCOM"                                     the Ministry of Commerce of the PRC

                               Morgan Stanley Dean Witter Asia Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 7 regulated activities under
                                   the Securities and Futures Ordinance, being a
"Morgan Stanley"              financial adviser to the Company in respect of the
                             Acquisition, the Prospective Connected Transactions
                            and supplemental agreements relating to the Existing
                                                          Connected Transactions

                               National Development and Reform Commission of the
                             PRC (previously known as the State Development and
"NDRC"                             Planning Commission) China Telecommunications
                              Corporation and its subsidiaries. Unless otherwise
                                                             expressly stated or

                                   the context otherwise requires, references to
"ParentGroup"                  "Parent Group" exclude the Company, the Company's
                                               subsidiaries and the Target Group

                             the connected transactions between the Target Group
                            and the Parent Group described in the section headed
"Prospective Connected              "Connected Transactions -- Ongoing Connected
Transactions"               Transactions Between Subsidiaries of the Company and
                             Subsidiaries/Associates of China Telecommunications
                                                                    Corporation"

                             the prospectus dated November 6, 2002 issued by the
"Prospectus"                                               Company in connection
                                                with its initial public offering
                                              the successive steps whereby China
                                  Telecommunications Corporation transferred the
                              telecommunication operations in the Target Service
"Reorganization"                 Areas and related assets and liabilities to the
                                   Target Companies, as further described in the
                                     Section headed "the Reorganization" of this
                                                                    announcement

"RMB"                                   Renminbi, the lawful currency of the PRC

                                     Shanghai Telecom Company Limited, a company
"Shanghai Telecom"          established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

"Shareholders"                                       shareholders of the Company

                                      Sichuan Telecom Company Limited, a company
                            established with limited liability under the laws of
"Sichuan Telecom"            the PRC, and currently a wholly-owned subsidiary of
                             the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

                                China International Capital Corporation Limited,
"Sponsors"                     Merrill Lynch Far East Limited and Morgan Stanley
                                Dean Witter Asia Limited (in alphabetical order)

"State Council"                                     the State Council of the PRC

"Stock Exchange"                         The Stock Exchange of Hong Kong Limited

                                  the entire issued share capital of each of the
                                Target Companies and certain network management,
"Target Assets"              research and development facilities currently owned
                                   by the Parent which are to be acquired by the Company pursuant to the Acquisition Agreement

                                 Anhui Telecom, Fujian Telecom, Jiangxi Telecom,
"Target Companies"                Guangxi Telecom, Chongqing Telecom and Sichuan
                                                                         Telecom

"Target Group"                 the Target Companies and their subsidiaries, from
                                                                    time to time

                              Auhui province, Fujian province, Jiangxi province,
"Target Service Areas"               Guangxi Zhuang autonomous region, Chongqing
                                               municipality and Sichuan province

"Telecommunications          The PRC Telecommunications Regulations which became
Regulations"                                  effective as of September 25, 2000

                               United States dollars, the lawful currency of the
"U.S. dollars" or "US$"                                 United States of America

                                     Zhejiang Telecom Company Limited, a company
"Zhejiang  Telecom"         established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

For your convenience, this announcement contains translations between U.S. dollars and RMB amounts at US$1 = RMB8.2768, the prevailing rate on the Latest Practicable Date. The translations are not representations that the Renminbi amounts could actually be converted into U.S. dollars at that rate, or at all.

FURTHER INFORMATION

China Telecommunications Corporation currently owns approximately 77.78% of the issued share capital of the Company and the total purchase price for the Acquisition is approximately 37% of the book value of the net tangible assets value of the Company as at December 31, 2002. Accordingly, under the Listing Rules, the Acquisition constitutes both a discloseable transaction and a connected transaction for the Company.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions. JPMorgan has been retained as the Independent Financial Adviser to the Independent Board Committee.

China Telecommunications Corporation and its Associates being connected persons to the Acquisition, will abstain from voting on the ordinary resolutions to approve the terms of the

Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to Existing Connected Transactions.

A circular containing, amongst other things, details of the terms of the Acquisition, the Prospective Connected Transactions and the supplemental agreements relating to the Existing Connected Transactions, letters from the Independent Board Committee and from JPMorgan (the independent financial adviser), further financial and other information of the Target Companies and a notice to shareholders of the Company convening an Extraordinary General Meeting to approve, amongst other things, the terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions will be dispatched to the Shareholders as soon as practicable.

Yours faithfully,
China Telecom Corporation Limited
Zhou Deqiang
Chairman and CEO
Beijing, October 26, 2003

                                                                     Exhibit 1.2

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company's securities in the United States will be made only by means of a prospectus relating to such securities.

\raster(100%,p)="ChinaTelecom_col"

                        China Telecom Corporation Limited

           (A joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                     DISCLOSEABLE AND CONNECTED TRANSACTIONS

                              Financial Advisers to
                        China Telecom Corporation Limited

"CICC"
                                                            "morgan_stanley_new"

China International Capital Corporation
(Hong Kong) Limited                      Morgan Stanley Dean Witter Asia Limited

                      Independent Financial Adviser to the
                           Independent Board Committee

"JP_Morgan"

                  J.P. Morgan Securities (Asia Pacific) Limited

A letter from the Independent Board Committee of China Telecom Corporation Limited is set out on pages 34 to 35 of this circular. A letter from JPMorgan containing its advice to the Independent Board Committee is set out on pages 36 to 59 of this circular.

A notice dated October 27, 2003 convening an extraordinary general meeting of the Company to be held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC on December 15, 2003 at 10:00 a.m. is set out on pages 147 to 149 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                                            Page

Definitions                                                                    1
Letter from the Chairman
1.    Introduction                                                             6
2.    The Acquisition                                                          8
3.    The Consideration                                                        8
4.    Conditions to Completion of the Acquisition                              9
5.    Reasons for and Benefits of the Acquisition                             10
6.    The Reorganization                                                      12
7.    Prospective Financial Information                                       16
8.    Relationship with China Telecommunications Corporation                  16
9.    Arrangement Relating to the Reorganization and the Acquisition          17
10.   Connected Transactions                                                  17
11.   Application for Waiver                                                  26
12.   Extraordinary General Meeting                                           32
13.   Recommendation of the Independent Board Committee                       33
14.   Additional Information                                                  33
Letter from the Independent Board Committee                                   34
Letter from JPMorgan to the Independent Board Committee                       36
Appendix I      Further Information of the Target Assets                      60
Appendix II     Regulations                                                   82
Appendix III    Audited Financial Statements of the Target Group              88
Appendix IV     Pro Forma Financial Information of the Target Group          125
Appendix V      Financial Information of the Listed Group                    128
Appendix VI     Pro Forma Financial Information of the Combined Group        134
Appendix VII    Profit Forecast                                              140
Appendix VIII   General Information                                          143
Notice of the Extraordinary General Meeting                                  147

     In this circular, unless the context otherwise requires, the following expressions have the following meanings:

                                  the proposed acquisition by the Company of the
"Acquisition"               Target Assets pursuant to the Acquisition Agreement,
                                           as further described in this circular

                               the conditional sale and purchase agreement dated
"Acquisition Agreement"           October 26, 2003 between the Company and China
                                  Telecommunications Corporation relating to the
                                                                     Acquisition

"ADSs"                                                American depositary shares

                            Anhui Telecom Company Limited, a company established with limited liability under the laws of the PRC and
"Anhui Telecom"                currently a wholly-owned subsidiary of the Parent
                                    which, upon the successful completion of the
                              Acquisition, will become a wholly-owned subsidiary
                                                                  of the Company

                            has the meaning given to it by the Hong Kong Listing
"Associate"                                                                Rules

"Board"                                    the board of directors of the Company

                                  a day (excluding Saturdays) on which banks are
"Business Day"                 generally open in Hong Kong, New York and the PRC
                                  for the transaction of normal banking business

                              Chesterton Petty Limited, a chartered surveyor and
"Chesterton"                          independent property valuer to the Company

                              the People's Republic of China (excluding, for the
"China" or "PRC"                 purposes of this circular, Hong Kong, Macau and
                                                                         Taiwan)

                              China Mobile Communications Corporation, a company
"China Mobile"                             established under the laws of the PRC

                               China Network Communications Group Corporation, a
"China Netcom Group"                                         company established
                                                       under the laws of the PRC
                                China Railway Communication Co., Ltd., a company
"China Railcom"                            established under the laws of the PRC

                                  China United Telecommunications Corporation, a
"China Unicom"                     company established under the laws of the PRC

                             China Telecommunications Corporation, a state-owned
"China Telecommunications enterprise established under the laws if the PRC on Corporation" or Parent" May 17, 2000 and the controlling shareholder of the
                                                                         Company

                                    Chongqing Telecom Company Limited, a company
                            established with limited liability under the laws of
"Chongqing Telecom"           the PRC and currently a wholly-owned subsidiary of
                             the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

                             China International Capital Corporation (Hong Kong)
                                Limited, which is licensed by the Securities and
                               Futures Commission for Types 1, 4 and 6 regulated
                                     activities under the Securities and Futures
"CICC"                       Ordinance, being a financial adviser to the Company
                                  in respect of the Acquisition, the Prospective
                              Connected Transactions and supplemental agreements
                                 relating to the Existing Connected Transactions

"Combined Group"                           the Listed Group and the Target Group

                              the Companies Ordinance (Chapter 32 of the Laws of
"Companies Ordinance"                                                 Hong Kong)

                                China Telecom Corporation Limited, a joint stock
                            limited company incorporated in the PRC with limited
"Company"                   liability on September 10, 2002, whose H Shares are
                                 listed on the Stock Exchange and whose ADSs are
                                           listed on the New York Stock Exchange

"Directors"                                         the directors of the Company

                               the connected transactions entered into between a
                                  member of the Listed Group and Parent Group in
                             respect of trademark licence agreement, centralized
                            services agreement, interconnection agreement, optic
"Existing Connected"            fibre leasing agreement, engineering agreements,
Transactions                 property leasing agreements, IT service agreements,
                             equipment procurement service agreements, community
                               services agreements, ancillary telecommunications
                                  services agreements and special communications
                                                             services agreements

                                  the waiver from the strict compliance with the
                            relevant requirements of the Hong Kong Listing Rules
"Existing Waiver"              granted by the Stock Exchange in its letter dated
                                                 October 28, 2002 to the Company

                             the extraordinary general meeting of the Company to
"Extraordinary General      be convened on December 15, 2003, notice of which is
Meeting of "EGM"                     set out at the end of this circular, or any
                                                             adjournment thereof

                                    CICC and Morgan Stanley, being the financial
                                      advisers to the Company in respect of the
                                     Acquisition of the Target Assets from China
"Finincial Advisers"             Telecommunications Corporation, the Prospective
                                     Connected Transactions and the supplemental
                                   agreements relating to the Existing Connected
                                                                    Transactions

                                       Fujian Telecom Company Limited, a company
                            established with limited liability under the laws of
"Fujian Telecom"              the PRC and currently a wholly-owned subsidiary of
                             the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

"GDP"                                                     gross domestic product

                              the global offering of the Company that took place
                                  in November 2002 in respect of 7,556,400,000 H
"Global Offering"              Shares and an over-allotment option in respect of
                                                            471,010,000 H Shares

                                    Guangdong Telecom Company Limited, a company
"Guangdong Telecom"         established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

                                      Guangxi Telecom Company Limited, a company
                            established with limited liability under the laws of
"Guangxi Telecom"             the PRC and currently a wholly-owned subsidiary of
                             the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

                                  overseas listed foreign invested shares in the
                                Company's registered capital with a par value of
"H Sares(s)"                     RMB1.00 per share which are listed on the Stock
                                                                        Exchange

"Hong Kong"                   Hong Kong Special Administrative Region of the PRC

                            the Rules Governing the Listing of Securities on the
"Hong Kong Listing Rules"                                         Stock Exchange

                                   the underwriters listed in the Section headed
"Hong Kong Underwriters"    "Underwriting" under "Hong Kong Underwriters" of the
                                                            Company's Prospectus

                                     International Financial Reporting Standards
"IFRS"                               promulgated by the International Accounting
                                                                 Standards Board

                                 the committee of Directors, consisting of Zhang
                            Youcai, Vincent Lo Hong Sui and Shi Wanpeng, who are
                                  independent non-executive Directors, formed to
"Independent Board             advise the Independent Shareholders in respect of
Committee"                        the terms of the Acquisition, the terms of the
                             Prospective Connected Transactions and the terms of
                                 certain supplemental agreements relating to the
                                                 Existing Connected Transactions

"Independent Financial
Adviser"                                                                JPMorgan

                                Shareholders other than China Telecommunications
"independent Shareholders"                                           Corporation

                                      Jiangsu Telecom Company Limited, a company
"Jiangsu Telecom"           established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

                                      Jiangxi Telecom Company Limited, a company
                            established with limited liability under the laws of
                              the PRC and currently a wholly-owned subsidiary of
"Jiangxi Telecom"            the Parent which, upon successful completion of the
                              Acquisition, will become a wholly-owned subsidiary
                                                                  of the Company

                            J.P. Morgan Securities (Asia Pacific) Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 7 regulated activities under
                                 the Securities and Futures Ordinance, being the
"JPMorgan"                      Independent Financial Adviser to the Independent
                              Board Committee in respect of the Acquisition, the
                                  Prospective Connected Transactions and certain
                                supplemental agreements relating to the Existing
                                                          Connected Transactions

                             October 24, 2003, being the latest practicable date
"Latest Practicable Date"             prior to the printing of this circular for
                               ascertaining certain information contained herein

                                     the Company together with Shanghai Telecom,
                                 Guangdong Telecom, Jiangsu Telecom and Zhejiang
"Listed Group"                 Telecom and their subsidiaries from time to time.
                                  For the avoidance of doubt, references in this
                                 circular to the Listed Group exclude the Target
                                                                           Group

                              Shanghai municipality, Guangdong province, Jiangsu
"Listed Service Areas"                            province and Zhejiang province

"MII"                            the Ministry of Information Industry of the PRC

"MOFCOM"                                     the Ministry of Commerce of the PRC

                               Morgan Stanley Dean Witter Asia Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 7 regulated activities under
"Morgan Stanley"                   the Securities and Futures Ordinance, being a
                              financial adviser to the Company in respect of the
                             Acquisition, the Prospective Connected Transactions
                            and supplemental agreements relating to the Existing
                                                          Connected Transactions

                               National Development and Reform Commission of the
"NDRC"                        PRC (previously known as the State Development and
                                                            Planning Commission)

                                    China Telecommunications Corporation and its
                              subsidiaries. Unless otherwise expressly stated or
"Parent Group"                     the context otherwise requires, references to
                               "Parent Group" exclude the Company, the Company's
                                               subsidiaries and the Target Group

                             the connected transactions between the Target Group
"Prospective Connected         and the Parent Group described in section 10.2 of
Transactions"                                     the "Letter from the Chairman"

                             the prospectus dated November 6, 2002 issued by the
"Prospectus"                       Company in connection with its initial public
                                                                        offering

                                              the successive steps whereby China
                                  Telecommunications Corporation transferred the
                              telecommunication operations in the Target Service
"Recorganization"                Areas and related assets and liabilities to the
                                   Target Companies, as further described in the
                            Section headed "the Reorganization" of this circular

"RMB"                                   Renminbi, the lawful currency of the PRC

                                     Shanghai Telecom Company Limited, a company
"Shanghai Telecom"          established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

"Shareholders"                                       shareholders of the Company

                                      Sichuan Telecom Company Limited, a company
                            established with limited liability under the laws of
                             the PRC, and currently a wholly-owned subsidiary of
"Sichuan Telecom"            the Parent which, upon the successful completion of
                                     the Acquisition, will become a wholly-owned
                                                       subsidiary of the Company

                                China International Capital Corporation Limited,
"Sponsors"                     Merrill Lynch Far East Limited and Morgan Stanley
                                Dean Witter Asia Limited (in alphabetical order)

"State Council"                                     the State Council of the PRC

"Stock Exchange"                         The Stock Exchange of Hong Kong Limited

                                  the entire issued share capital of each of the
                                Target Companies and certain network management,
"Target Assets"              research and development facilities currently owned
                                   by the Parent which are to be acquired by the Company pursuant to the Acquisition Agreement

                                 Anhui Telecom, Fujian Telecom, Jiangxi Telecom,
"Target Companies"                Guangxi Telecom, Chongqing Telecom and Sichuan
                                                                         Telecom

                               the Target Companies and their subsidiaries, from
"Target Group"                                                      time to time

                              Anhui province, Fujian province, Jiangxi province,
"Target Service Areas"               Guangxi Zhuang autonomous region, Chongqing
                                               municipality and Sichuan province

"Telecommunications          The PRC Telecommunications Regulations which became
Regulations"                                  effective as of September 25, 2000

                               United States dollars, the lawful currency of the
"U.S.dollars" or "US$"                                  United States of America

                                     Zhejiang Telecom Company Limited, a company
"Zhejiang Telecom"          established with limited liability under the laws of
                            the PRC and a wholly-owned subsidiary of the Company

     For your convenience, this circular contains translations between U.S. dollars and RMB amounts at US$1 = RMB8.2768, the prevailing rate on the Latest Practicable Date. The translations are not representations that the Renminbi amounts could actually be converted into U.S. dollars at that rate, or at all.

"China_Telecom"

                        China Telecom Corporation Limited

      (A joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Zhou Deqiang
Chang Xiaobing
Wu Andi
Zhang Jiping
Huang Wenlin
Li Ping
Wei Leping
Cheng Xiyuan
Feng Xiong

Independent Non-Executive Directors:
Zhang Youcai
Vincent Lo Hong Sui
Shi Wanpeng
Registered Office:
31 Jinrong Street, Xicheng District,
Beijing 100032, PRC

Place of business in Hong Kong:
38th Floor
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
                                                                October 27, 2003
To the Shareholders

Dear Sir or Madam,

                     DISCLOSEABLE AND CONNECTED TRANSACTIONS

                ACQUISITION OF TELECOMMUNICATIONS BUSINESSES AND
                ASSETS FROM CHINA TELECOMMUNICATIONS CORPORATION

1.   INTRODUCTION

     On October 27, 2003, the Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire and China Telecommunications Corporation, the Company's controlling shareholder and promoter, agreed to sell the Target Assets, subject to certain conditions.

     The purpose of this letter is to provide you with further information relating to the Acquisition, the Prospective Connected Transactions and certain supplemental agreements pursuant to the Existing Connected Transactions arising from the completion of the Acquisition and to seek your approval of the ordinary and special resolutions set out in the notice of the Extraordinary General Meeting on pages 147 to 149 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on pages 34 to 35 of this circular.

(a)  Consideration for the Acquisition

     The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms.

     The purchase price of the Acquisition amounts to RMB46,000 million (equivalent to approximately US$5,558 million), and will consist of the payment of an initial cash consideration of RMB11,000 million (equivalent to approximately US$1,329 million) on completion of the Acquisition and the payment of a deferred consideration of RMB35,000 million (equivalent to approximately US$4,229 million). The Board is of the view that the purchase price for the Acquisition payable by the Company for the Target Assets is fair and reasonable, and that the Acquisition is in the best interests of the Company and its Shareholders.

     As of the Latest Practicable Date, China Telecommunications Corporation owned 77.78% of the issued share capital of the Company. Based on the audited financial statements of the Company prepared under IFRS, the book value of the net assets of the Listed Group as of December 31, 2002 was approximately RMB125,008 million (equivalent to approximately US$15,103 million). Based on the unaudited interim financial statements of the Company prepared under IFRS, the book value of the net assets of the Listed Group as of June 30, 2003 was approximately RMB133,595 million (equivalent to approximately US$16,141 million). Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes both a discloseable transaction and a connected transaction for the Company.

(b)  Prospective Connected Transactions

     After the Reorganization, a number of transactions were entered into between (a) the Target Group on the one hand; and (b) China Telecommunications Corporation and/or its subsidiaries/Associates (other than the Company, its subsidiaries and the Target Group) on the other, which will constitute connected transactions for the Company under the Hong Kong Listing Rules upon completion of the Acquisition. Further details of such transactions are set out from pages 17 to 32 of this circular.

(c)  Independent Shareholders' Approval and Independent Financial Adviser

     An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions. JPMorgan has been retained as the Independent Financial Adviser to the Independent Board Committee and a copy of its letter of advice is set out on pages 36 to 59 of this circular.

     The terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions require the approval of the Independent Shareholders at the Extraordinary General Meeting at which China Telecommunications Corporation and its Associates will abstain from voting.

(d)  Financial Advisers

     CICC and Morgan Stanley are the financial advisers to the Company in respect of the Acquisition, the Prospective Connected Transactions and the supplemental agreements relating to the Existing Connected Transactions.

2.   THE ACQUISITION

     The Company has agreed, subject to certain conditions, to acquire from the Parent the Target Assets for a purchase price of RMB46,000 million (equivalent to approximately US$5,558 million). The net indebtedness of the Target Group as of June 30, 2003 amounted to approximately RMB33,988 million (equivalent to approximately US$4,106 million). Upon completion of the Acquisition, each of the Target Companies will become a wholly-owned subsidiary of the Company.

     The Target Assets

          The Target Companies are the leading providers of wireline telecommunications services including wireline telephone, data and Internet and leased line services in the Target Service Areas, comprising Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province in the PRC. As of June 30, 2003, the Target Group had a total of approximately 45.1 million access lines in service for its local telephone service. The Target Group had a 98.3% market share in the Target Service Areas in terms of the number of access lines in service as of June 30, 2003.

          The Company will also acquire from the Parent certain assets which are used for network management, research and development purposes. For further details of such assets, see "Appendix I -- Network management and research facilities".

3.   THE CONSIDERATION

     The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The purchase price of the Acquisition is RMB46,000 million (equivalent to approximately US$5,558 million), and will consist of payment of an initial consideration and a deferred consideration.

     The purchase price of the Acquisition was determined based on various factors, including the quality of the assets being acquired, their growth prospects, earnings potential, competitive advantages in their respective markets, the prospective profit contributions of the Target Group to the Combined Group and other relevant valuation benchmarks. The purchase price of the Acquisition will represent a multiple of 7.2 times the Target Group's forecast combined 2003 profit after taxation and minority interests but before extraordinary items (the "net profits") of approximately RMB6,352 million (equivalent to approximately US$767 million).

     The initial consideration of RMB11,000 million (equivalent to approximately US$1,329 million) will be satisfied on completion of the Acquisition by payment in cash in RMB. The Company intends to finance all of the initial consideration using internal cash resources, including proceeds raised from the Global Offering. Details of the amount of proceeds used to fund the initial consideration will be disclosed in the announcement following the EGM to be held on December 15, 2003.

     The deferred consideration represents the difference between the purchase price and the initial consideration and amounts to RMB35,000 million (equivalent to approximately US$4,229 million). From the date of the completion of the Acquisition, the Company will pay interest to the Parent at half-yearly intervals on the actual amount of deferred consideration remaining outstanding. Interest will accrue daily and, for the first five years after completion of the Acquisition, will be payable at the rate of 5.184% per year, being the RMB lending rate of commercial banks in the PRC in respect of loans with tenure of more than five years of 5.76% per year as set by the People's Bank of China and prevailing on the date of the Acquisition Agreement, less a discount of 10%. Thereafter, the interest rate will be adjusted accordingly on the fifth anniversary of completion of the Acquisition. The Company intends to fund the interest payments with its internal cash resources.

     The deferred consideration is payable ten years after the date of completion of the Acquisition. The Company may, from time to time, prepay all or part of the deferred consideration, at any time after completion until the tenth anniversary of the completion of the Acquisition, without penalty.

     The payment of the deferred consideration and the interest payments can be made in RMB, or any other currencies which may in the future be agreed between China Telecommunications Corporation and the Company, subject to the approvals of the relevant PRC governmental authorities. Any payment made in currencies other than RMB will be based on the exchange rates between RMB and such currencies prevailing at 12:00 noon (Beijing time) on October 24, 2003, being the Business Day immediately preceding the day of the execution of the Acquisition Agreement.

     The Board takes the view that the purchase price payable by the Company for the Target Assets and the other terms of the Acquisition are fair and reasonable. In particular, the Board is of the opinion that the terms of the deferred consideration are more attractive to the Company than the usual terms of a commercial bank loan of a similar amount and tenure. The Board is of the view that the Acquisition is in the best interests of the Company and its Shareholders.

4.   CONDITIONS TO COMPLETION OF THE ACQUISITION

     Completion of the Acquisition is conditional upon the fulfilment (to the reasonable satisfaction of the Company) of the following conditions, among others, on or before December 31, 2003 or such later date as the Company and China Telecommunications Corporation may agree:

     (i) the passing of resolutions by the Board approving the terms of the Acquisition, the terms of the Prospective Connected transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions;

     (ii) the passing of ordinary resolutions by Independent Shareholders approving the terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions;

     (iii) there having been no material adverse change to the financial conditions, business operations or prospects of the Target Assets, and

     (iv) the obtaining of various approvals from relevant PRC regulatory authorities.

     The Board has approved on October 27, 2003, the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions and therefore condition (i) above has been satisfied. If any of the other above-mentioned conditions is or are not satisfied (or in the case of (iii) above, not waived by the Company) by December 31, 2003, or such other date as the Company and China Telecommunications Corporation may agree, the Acquisition Agreement will lapse.

5.   REASONS FOR AND BENEFITS OF THE ACQUISITION

     The Board believes that the Acquisition represents a new and important opportunity for the Listed Group to strengthen its market position, enhance its competitiveness, promote business development and improve financial performance, so as to benefit further from the sustained growth of the telecommunications industry in the PRC.

     (a)  Enhancement of market position

          The Acquisition will expand the geographic coverage of the Company's telecommunications operations. This expansion will further enhance the market position and competitiveness of the Company by improving its ability to provide long distance, managed data and other telecommunications services that require extensive geographic coverage. The Acquisition is also expected to significantly increase the Company's subscriber base, revenue and net profit. The Company believes that the enhanced financial strength resulting from such increases will enable it to better deal with competitive pressure and capture growth opportunities.

          The table below sets out selected operating and financial data of the Target Group, the Listed Group and the pro forma data of the Combined Group as of or for the six-month period ended June 30, 2003:

                                         Listed Group  Target Group  Pro Forma Combined
                                         ------------  ------------  ------------------
Access lines in service (in thousands)         62,199        45,073             107,272
Operating revenues (in RMB millions)           39,536        18,247              57,770/(1)/
Net profit (in RMB millions)                    9,260         3,371              12,054/(1)/
Earnings per share (in RMB)                      0.12           N/A                0.16/(1)/

<F1>
          (1) For further details of the Combined Group's pro forma financial information, please refer to Appendix VI -- Pro Forma Financial Information of the Combined Group.
<F2>
          (2) As a result of both the Target Group and the Company being under common control prior to the Acquisition, the acquisition of the Target Group will be considered as a "combination of entities under common control". Under a combination of entities under common control, the assets and liabilities of the Target Group to be acquired by the Company will be accounted for at historical amounts in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). In as-if pooling-of-interests accounting, the consolidated financial statements of the Company for periods prior to the combination will be restated to include the assets and liabilities and results of operations of the Target Group for those periods on a combined basis. The purchase price in respect of the acquisition of the Target Group will be treated as an equity transaction at the date of the acquisition.

     (b)  Improvement of growth prospects

          The Company believes that the Acquisition will improve the growth potential for its telecommunications business. The total population in the Company's Listed Service Areas was 221 million at the end of 2002 (representing 17.2% of the total population in China at the end of 2002), while the total population in the service areas of the Combined Group, on a pro forma basis, would be 524 million at the end of 2002 (representing 40.8% of the total population in China at the end of 2002). In addition, the Target Service Areas, with sustained GDP growth and a lower-than-national-average telephone penetration rate, present significant growth potential for telecommunications services. For example, access lines in service and broadband subscriber growth rates of the Target Group were stronger than those of the Listed Group in the first six months of 2003.

                                        Listed Group   Target Group   Combined Group
                                        ------------   ------------   --------------
Total population/(1)(2)/ (in millions)           221            303              524
Penetration rate/(3)/                           25.7%          13.4%            18.6%
Access lines in service growth/(4)/              9.4%          12.9%            10.8%
Broadband subscriber growth/(4)/                85.8%         108.3%            91.7%

<F1>
          (1) As of end of 2002.
<F2>
          (2) Source: Data in respect of the total population in the Company's Listed Service Areas is estimated by the Company assuming that the growth rate of the population in the Company's Listed Service Areas in 2002 was the same as that in 2001.
<F3>
          (3) Determined by dividing the number of wireline access lines in service by the total population in the relative service areas.
<F4>
          (4) In the first six months of 2003.

     (c)  Realization of operating synergy

          The Company believes that the Acquisition will enable it to achieve significant cost savings through reduction of interconnection traffic between the Listed Group and the Parent Group. Cost savings can also be achieved through centralized investment planning, procurement and financial management. The Company intends to implement within the Combined Group the business process re-engineering initiatives it has successfully implemented in the Listed Group. Establishment of a more effective corporate governance system is another focus of the post-Acquisition management reform efforts. These measures are expected to achieve improved operating efficiency and financial performance.

          The network management, research and development facilities of the Parent to be acquired by the Company are an important part of the infrastructure necessary for the operation and development of the Company's business. The Company currently utilizes these facilities on a cost sharing basis with the Parent (see section 10.1 of this Letter "Ongoing Connected Transactions between the Company and China Telecommunications Corporation" for more details of the terms with respect to such cost sharing under the centralized service agreement). Acquisition of these facilities will give the Company full operational control and is expected to strengthen the Company's ability to manage its network operations on a centralized basis and enable the Company to better coordinate its research and development efforts.

     (d)  Significant earnings accretion

          As set out above, assuming that the Acquisition had been completed on January 1, 2003, the pro forma net profit of the Combined Group for the six-month period ended June 30, 2003 would have been RMB12,054 million (equivalent to approximately US$1,456 million), representing an increase of 30.2% of the net profit of the Company for the same period. Taking into account the interest payment in connection with the deferred consideration for the Acquisition and the other pro forma adjustments set out in Appendix VI to this circular and on the basis that there is no intention to issue additional shares of the Company, the pro forma earnings per share of the Combined Group for the six-month period ended June 30, 2003 would have been RMB0.16 (equivalent to approximately US$0.02), representing an increase of 30.2% of the earnings per share of the Company for the same period.

     (e)  Improvement of capital efficiency

          The Company believes that the Acquisition will significantly improve its return on equity. Based on the Company's audited financial statements for 2002 and unaudited interim financial statements for the six-month period ended June 30, 2003 prepared under IFRS, the Company had a return on equity (calculated by dividing the net profit by the average shareholders' equity) of 7.2% for the six-month period ended June 30, 2003. Assuming that the Acquisition had been completed on January 1, 2003, the return on equity, on a pro forma basis, would have been 10.7% for the Combined Group for the same period, representing an increase of 3.5 percentage points.

          In addition, the Acquisition will enable the Company to optimize and enhance its capital structure. Taking into account the deferred consideration outstanding from the Company to the Parent and the indebtedness of the Target Group, the Combined Group would have a higher proportion of debt in its capital structure post the Acquisition and the Board believes this is appropriate and desirable.

6.   THE REORGANIZATION

     In preparation for the Acquisition, Anhui Telecom was incorporated on August 26, 2003, Fujian Telecom, Guangxi Telecom and Sichuan Telecom were incorporated on August 28, 2003, Jiangxi Telecom was incorporated on September 18, 2003 and Chongqing Telecom was incorporated on August 22, 2003, each as a wholly-owned subsidiary of China Telecommunications Corporation. China Telecommunications Corporation's telecommunications operations in Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province, together with related assets and liabilities were transferred to these Target Companies. The assets, liabilities and operations of the Target Group have been segregated and separately managed since December 31, 2002. As part of the Reorganization, the Parent has undertaken to indemnify the Target Companies for any loss or damages suffered by the Target Companies as a result of, or related to, the Reorganization and/or in connection with events preceding the Reorganization.

     Prior to the date of the Acquisition Agreement, China Telecommunications Corporation owned 77.78% of the Company's issued shares. As part of a reform plan approved by the State Council on the administration of rural telecommunications services, China Telecommunications Corporation agreed to transfer 977,004,913 shares of the Company (representing 1.29% of the Company's outstanding shares as at the Latest Practicable Date) to Fujian Electronic Information (Group) Co., Ltd., which is a state-owned enterprise owned and controlled by the provincial government in Fujian province, as compensation for the financial support it has provided historically in the construction of rural telecommunications infrastructure in Fujian province. Such transfer will only be made after the third anniversary of the Company's incorporation and upon satisfication of certain conditions precedent, including the share transfer being approved by the relevant authorities.

     Set out below are the corporate structures of the Company and its principal subsidiaries prior to and after the Acquisition.

             Corporate Structure immediately before the Acquisition

"chart01"

          /1/ Corporate Structure immediately after Completion of the Acquisition

"chart02"

1    Denotes the Target Companies to be acquired pursuant to the Acquisition.

2 As part of the reform plan of rural telecommunications services, China Telecommunications Corporation has agreed to transfer 977,004,913 shares of the Company (representing 1.29% of the Company's outstanding shares as at the Latest Practicable Date) to Fujian Electronic Information (Group) Co., Ltd. upon satisfaction of a number of conditions precedent. Such transfer will not be made prior to September 10, 2005.

Further information of the Target Assets is set out in Appendix I.

Summary of financial data

     The following table sets out certain financial data relating to the telecommunications operations of the Target Group extracted from the Target Group's audited IFRS financial statements which are included in Appendix III to this circular:

     Income Statement Data

                                                                     Six-month
                                                                       period
                                                                       ended
                                        Year ended December 31,       June 30,
                                      ---------------------------   -----------
                                          2001           2002           2003
                                      ------------   ------------   -----------
                                          RMB            RMB            RMB
                                        millions       millions       millions

Operating revenues                          31,951         34,068        18,247
Depreciation and amortization              (10,724)       (12,123)       (5,136)
Network operations and support             (11,621)       (12,097)       (5,534)
Selling, general and administrative         (4,550)        (4,993)       (2,602)
Other operating expenses                      (538)          (236)         (112)
                                      ------------   ------------   -----------
Operating profit                             4,518          4,619         4,863
Deficit on revaluation of property,
plant and equipment/(1)/                        --        (14,690)         --
Net finance costs                           (1,169)        (1,512)         (726)
Investment (loss)/income                        (9)            59          --
Share of profit from associates                 --              2          --
Taxation                                      (230)         4,437          (763)
Minority interests                              (7)            (6)           (3)
                                      ------------   ------------   -----------
Net profit/(loss)                            3,103         (7,091)        3,371
                                      ============   ============   ===========

----------
/1/ 14.16(9)

     Balance Sheet Data

                                                                       As of
                                             As of December 31,       June 30,
                                          -----------------------   -----------
                                              2001         2002         2003
                                          -----------   ---------   -----------
                                             RMB          RMB           RMB
                                           millions      millions     millions
Cash and cash equivalents                       3,815       2,262         2,323
Property, plant and equipment, net/(1)/        82,710      71,596        72,503
Total assets/(1)/                             109,754      92,759        95,467
Owner's equity/(1)/                            37,671      27,840        31,186

            Other Financial Data

                                                                    Six-month
                                                                   period ended
                                         Year ended December 31,     June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Net cash from operating activities           13,887        15,056         8,290
Net cash used in investing activities       (20,445)      (17,965)       (6,862)
Net cash from/(used in) financing
activities                                    5,876         1,356        (1,367)

          (1) Includes the effect of the revaluation of property, plant and equipment as of December 31, 2002. See Note 3 to the audited financial statements of the Target Group included in Appendix III to this circular.

7.   PROSPECTIVE FINANCIAL INFORMATION

     The Target Group has prepared certain prospective financial information in respect of themselves for the year ending December 31, 2003. There is no present intention to update this information during the year or to publish such information in future years, although the Directors are aware of the requirements of paragraphs 2.10 and 2.11 of the Listing Agreement entered into between the Company and the Stock Exchange. This information is necessarily based upon a number of assumptions (see Appendix VII) that, while presented with numerical specificity and considered reasonable by the Company and the Target Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the Target Group, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented below may vary from actual results, and these variations may be material.

     The Company and the Target Group believe that, on the bases and the assumptions discussed in Appendix VII and in the absence of unforeseen circumstances, the Target Group's forecast combined profit after taxation and minority interests but before extraordinary items for the year ending December 31, 2003 under IFRS is unlikely to be less than RMB6,352 million (equivalent to approximately US$767 million). The texts of the letters from KPMG, CICC and Morgan Stanley in respect of the profit forecast are set out in Appendix VII to this circular.

8.   RELATIONSHIP WITH CHINA TELECOMMUNICATIONS CORPORATION

     /2/As of the Latest Practicable Date, China Telecommunications Corporation directly owned 77.78% of the Company's issued share capital. In connection with the Global Offering of the Company, China Telecommunications Corporation has, by a letter of undertakings that is legally binding indefinitely, undertaken that it will support the Company's existing operations and future development, including that the Company will be treated equally with any other operators of wireline telephone, data and Internet, leased line or other related telecommunications services that are controlled by China Telecommunications Corporation and the Company will have the option to provide additional telecommunications services in the service regions that fall within China Telecommunication Corporation's scope of business.

----------
/2/ 14.30(1)(d)

9.   ARRANGEMENT RELATING TO THE REORGANIZATION AND THE ACQUISITION

     The following arrangement has been entered into between the Parent Group and the Company, the performance of which will technically be considered as a connected transaction after the Acquisition.

     Amounts due to the Parent

          In 1994, the Ministry of Finance obtained a loan from the World Bank (the World Bank Loan) which was subsequently novated to the former Ministry of Posts and Telecommunications. After a series of further novations made in conjunction with the restructuring of the telecommunications industry by the Chinese government, China Telecommunications Corporation became the borrower of record of the World Bank Loan. A portion of the World Bank Loan was advanced by China Telecommunications Corporation to, and utilized by, the provincial subsisting companies of Jiangxi province, Guangxi Zhuang autonomous region and Sichuan province, which also bore the costs of servicing that portion of the World Bank Loan. In connection with the Reorganization, the parties agreed with effect from December 31, 2002 that the Parent would assume the above-mentioned World Bank Loan advanced to the provincial subsisting companies of Jiangxi province, Guangxi Zhuang autonomous region and Sichuan province, in exchange for an unsecured interest-free indebtedness of US$47.4 million due from Jiangxi Telecom, Guangxi Telecom and Sichuan Telecom. Subsequent to December 31, 2002, the Parent would bear the costs of servicing that portion of the World Bank Loan.

          The Company has agreed to cause the entire amount of the indebtedness due from Jiangxi Telecom, Guangxi Telecom and Sichuan Telecom to be repaid to the Parent using their internal cash resources on the next business day following the completion of the Acquisition.

10.  CONNECTED TRANSACTIONS

     As a result of the Reorganization, certain transactions entered into between the Target Companies and the Parent Group will constitute Prospective Connected Transactions. Specific agreements to be entered into in respect of each of the Prospective Connected Transactions are described in this section.

     The Prospective Connected Transactions set out in this section which relate to the operations of the Target Group are identical in nature and substance to the corresponding Existing Connected Transactions. The pricing standards and principal terms of the Prospective Connected Transactions are also identical to those of the Existing Connected Transactions.

     The Company and the Target Group have included certain historical amounts in respect of the Prospective Connected Transactions that occurred prior to the Reorganization. These historical amounts are based on the Company's and the Target Group's respective audited and unaudited financial statements. The Target Group's audited financial statements for periods prior to January 1, 2003 were prepared to include the operating results related to certain assets that were retained by the Parent Group in connection with the Reorganization and reflect transactions under old pricing mechanisms that were in place before the Reorganization. Accordingly, the historical amounts in respect of the Target Group for the year ended December 31, 2002 should not be read as an indication of future transaction amounts. New arrangements in relation to connected transactions, including new pricing mechanisms as set out in the relevant connected transaction framework agreements took effect from January 1, 2003. Therefore the historical figures for the six months ended June 30, 2003 are comparable to future transaction amounts in terms of pricing mechanism and basis of reporting. However, the expenditures of the connected transactions are incurred unevenly during a financial year and the transaction amounts for the six months ended June 30, 2003 shall not be used as a basis for prediction of the transaction amounts likely to be incurred for the entire year.

     10.1 Ongoing Connected Transactions Between the Company and China Telecommunications Corporation

          After the Reorganization, the Company entered into various agreements with China Telecommunications Corporation relating to the mutual provision of ongoing telecommunications and other services.

          The mutual provision of ongoing telecommunications and other services between the Parent Group and the Company constitute connected transactions within the meaning of the Hong Kong Listing Rules. Such agreements include the following:

          (a)  Supplemental Trademark Licence Agreement

               On September 10, 2002, the Company and China Telecommunications Corporation entered into a trademark licence agreement to grant to the Company the right to use certain trademarks owned by the Parent on a royalty-free basis.

               On October 26, 2003, the Company and China Telecommunications Corporation entered into a supplemental trademark licence agreement (the Supplemental Trademark Licence Agreement) to extend the scope of the licensees to include the Target Companies and to amend the list of trademarks as set out in the trademark licence agreement entered into by the same parties on September 10, 2002. The Supplemental Trademark Licence Agreement further extends the term of the licence from December 31, 2004 to December 31, 2005, after which the license will be automatically renewed for further periods of three years unless the Company provides three months' written notification to China Telecommunications Corporation of its intention not to renew the agreement at the expiration of its current term.

               Pursuant to the Supplemental Trademark Licence Agreement, the Parent has granted to the Combined Group the right to use certain trademarks currently used by the Parent in the provision of its telecommunications services on a royalty-free basis.

          (b) Supplemental Agreement Relating to Centralized Services, Interconnection, Optic Fibers Leasing and Non-competition Agreement

               The Company and China Telecommunications Corporation entered into a supplemental agreement in relation to centralized services, interconnection, optic fibers leasing and non-competition agreement on October 26, 2003 (the Supplemental Connected Transactions Agreement) to amend the original centralized services agreement, the interconnection agreement, the optic fibers leasing agreement and the non-competition agreement, all entered into by the same parties on September 10, 2002.

Centralized Services

                    The Supplemental Connected Transactions Agreement modifies the scope of the centralized services to include sharing the use and costs of headquarters and certain network support premises and related facilities such as air-conditioning, electricity and certain ancillary facilities. Costs of the centralized services such as the management of large enterprise customers, network management center, business support center by the Company and sharing the use of headquarters, international gateways and certain other premises together with costs such as labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research, are to be apportioned between the Parent and the Company per annum according to their respective proportional income or aggregate volume of inbound and outbound international calls, where appropriate. The Supplemental Connected Transactions Agreement also amends the scope of international telecommunications facilities to include international land cables and related domestic extended portions and extends the term of the centralized services agreement from

               December 31, 2004 to December 31, 2005. Such agreement will be automatically renewed for further periods of three years unless the Company provide three months' written notification to the Parent of its intention not to renew the agreement. Apart from the amendments described above, the other terms and conditions set out in the original centralized services agreement remain unchanged.

                    For the year ended December 31, 2002 and the six months
               ended June 30, 2003, the Target Group's portion of the costs in respect of the centralized services set out above were RMB173 million and RMB71 million, respectively.

                    For the year ended December 31, 2002 and the six months
               ended June 30, 2003, the Listed Group's portion of costs in respect of the centralized services set out above were RMB483 million and RMB144 million, respectively.

Interconnection

                    The Supplemental Connected Transactions Agreement extends
               the term of the original interconnection agreement from December 31, 2004 to December 31, 2005. The interconnection agreement will be automatically renewed for further periods of three years unless the Company provides three months' written notification to the Parent of its intention not to renew the agreement. The original interconnection agreement does not provide for early termination or non-renewal by the Parent. Furthermore, under
               Article 17 of the Telecommunications Regulations, a telecommunications operator cannot refuse to enter into interconnection arrangements with another operator if requested. Apart from the amendment described above, the other terms and conditions of the original interconnection agreement remain unchanged.

                    Prior to the completion of the Acquisition, no such
               interconnection settlement arrangement was in effect between the Parent Group and the Target Companies, or between the Listed Group and the Target Companies. After the completion of the Acquisition, such interconnection arrangement will be in effect between the Parent Group and the Combined Group.

                    For the year ended December 31, 2002 and the six months
               ended June 30, 2003, the net settlement payments made by the Listed Group to the Parent pursuant to the original interconnection agreement were RMB385 million and RMB181 million, respectively.

Optic Fibers Leasing

                    The Supplemental Connected Transactions Agreement extends
               the term of the original optic fibers leasing agreement from December 31, 2004 to December 31, 2005. The optic fibers leasing agreement will be automatically renewed for further periods of three years unless the Company provides three months' written notification to the Parent of its intention not to renew the agreement at the expiration of its current term. Apart from the amendment described above, the other terms and conditions of the original optic fibers leasing agreement remain unchanged.

                    Pursuant to the Reorganization, all optic fibers required
               for inter-provincial transmission within the Target Service Areas were transferred to the relevant Target Companies. Accordingly, no leasing arrangement for such optic fibers was put in place between the Parent and the Target Companies after the Reorganization.

                    For the year ended December 31, 2002 and the six months
               ended June 30, 2003, the total amounts paid by the Listed Group to the Parent with respect to optic fibers leasing were RMB102 million and RMB46 million, respectively.

Non-Competition Agreement

                    To be in line with an amendment to the Directory of
               Categorization of Telecommunications Services (the Directory) promulgated by the MII on February 21, 2003, the Supplemental Connected Transactions Agreement amends the definition of "basic telecommunications services" to include 3G businesses. The Supplemental Connected Transactions Agreement also amends the expression of "value-added telecommunications services" in order to be in line with the Directory, which contains domestic multi-parties telecommunications service, Internet access services, Internet data center services, Internet VPN services and VPN services within the scope of such expression. Apart from the amendment described above, the other terms and conditions set out in the original agreement remain unchanged.

     10.2 Ongoing Connected Transactions Between Subsidiaries of the Company and Subsidiaries/Associates of China Telecommunications Corporation

          After the Reorganization, certain ancillary, and mostly non-telecommunications related businesses and assets of the Parent Group within the Target Service Areas, continue to be operated or held by certain subsidiaries and/or Associates of the Parent (the Provincial Subsisting Companies). Any transactions between the Provincial Subsisting Companies and subsidiaries of the Company would constitute connected transactions under the Hong Kong Listing Rules.

          Since the terms and conditions of the Prospective Connected Transactions are identical to the terms and conditions of the corresponding Existing Connected Transactions, we will not be setting out in this circular the commercial background, reasons and terms for such transactions which were set out in the Company's Prospectus.

          (a)  Engineering Agreements

               /3/The Target Companies and the Provincial Subsisting Companies have entered into engineering framework agreements (the Engineering Framework Agreements) to govern the arrangements with respect to certain engineering related services. Each Engineering Framework Agreement will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

               The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tender process. The Target Companies do not accord any priority to any of the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favorable as those offered by another tenderer, the relevant Target Company may award the tender to the relevant Provincial Subsisting Company.

               For the year ended December 31, 2002, the Target Group's expenditure for engineering services made available by the Provincial Subsisting Companies to the Target Group was RMB2,172 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Engineering Framework Agreements, was RMB873 million.

               Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of engineering related services similar to those proposed in the

----------
/3/ 14.30(1)(a)
14.30(1)(c)
14.30(1)(d)
14.30(1)(g)

          Engineering Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding engineering services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB3,243 million and RMB982 million, respectively.

          (b)  Property Leasing Agreements

Mutual leasing of properties

                    /4/Pursuant to various property leasing framework agreements between the Target Companies and the Provincial Subsisting Companies (the Property Leasing Framework Agreements), the Target Group has leased from the Provincial Subsisting Companies a total of 673 properties covering an aggregate gross floor area of approximately 176,467.7 square metres for use as its business premises, offices, equipment storage facilities and sites for network equipment. These properties are situated in many locations within the Target Service Areas. Pursuant to the Property Leasing Framework Agreements and as part of the Reorganization, the Target Companies have also leased certain properties covering an aggregate gross floor area of approximately 99,182.9 square metres to the Provincial Subsisting Companies.

                    Each Property Leasing Framework Agreement will expire on
               December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The rental charge in respect of each property is based on
               market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the telecommunications industry when leasing properties. Rental charges are payable monthly in arrears and subject to review every three years.

                    Pursuant to the Reorganization, the properties occupied by the Target Group with defective titles were retained by the Provincial Subsisting Companies, and such properties are now leased by the Target Group from the Provincial Subsisting Companies. Therefore, the scope of properties leased by the Target Group has been broadened, and no comparable historical figures are available. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Property Leasing Framework Agreement, was RMB22 million. For the same period, the Provincial Subsisting Companies' expenditure for the rental charges in respect of properties leased from the Target Group was RMB8 million.

                    Chesterton, an independent appraiser appointed by the
               Company for the purpose of the Acquisition, has reviewed the Property Leasing Framework Agreements and has confirmed that the rental charges payable under the Property Leasing Framework Agreements are fair and reasonable so far as the Target Companies are concerned, and do not exceed market rates in respect of both properties leased to and from the Target Companies.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of mutual leasing of properties similar to those proposed in

----------
/4/ 14.30(1)(a)
14.30(1)(c)
14.30(1)(d)
14.30(1)(g)
               the Property Leasing Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding property leasing pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB266 million and RMB135 million, respectively. For the same period, the Provincial Subsisting Companies' expenditures for corresponding property leasing pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB3 million and RMB4 million, respectively.

Sub-Leasing of Third Party Properties

                    Following the Reorganization, the Provincial Subsisting
               Companies have sub-let to the Target Group certain properties owned by and leased from independent third parties for use as offices, retail outlets, spare parts storage facilities and sites for network equipment (the Third Party Properties). In order to formalize such arrangement, the Target Companies and the Provincial Subsisting Companies have entered into sub-leasing agreements (the Third Party Properties Sub-leasing Agreements) which will expire on December 31, 2005, but will be automatically renewed for further three-year periods unless a relevant Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The amounts payable by the Target Group to the Provincial
               Subsisting Companies under the Third Party Properties Sub-leasing Agreements are the same as the amounts payable by the Provincial Subsisting Companies to the relevant third parties. The rental charges for the Third Party Properties are based on market rates negotiated between the Provincial Subsisting Companies and the relevant third parties on an arm's length basis.

                    Prior to the Reorganization, no such sub-leasing arrangement was in effect between the Provincial Subsisting Companies and the Target Group. For the six months ended June 30, 2003, the Target Group's expenditure for properties sub-leasing was RMB59 million.

                    Chesterton, an independent appraiser appointed by the
               Company for the purpose of the Acquisition, has confirmed that the rental charge payable for each of the Third Party Properties under the Third Party Properties Sub-leasing Agreements is fair and reasonable so far as the Target Group is concerned, and does not exceed market rents.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of sub-leasing of third party properties similar to those proposed in the Third Party Properties Sub-leasing Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding properties sub-leasing pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB321 million and RMB160 million, respectively.

          (c)  IT Services Agreements

               /5/The Target Companies have entered into framework agreements with the Provincial Subsisting Companies in each of the Target Service Areas pursuant to which the Provincial

----------
/5/ 14.30(1)(a)
14.30(1)(c)

          Subsisting Companies have agreed to provide the Target Group with certain information technology services such as office automation and software adjustment (the IT Services Framework Agreements). The agreements will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

               The Provincial Subsisting Companies are entitled to tender for the right to provide the Target Companies with IT services. The charges payable for such IT services under the IT Services Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through the tender process. The Target Companies do not accord any priority to the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favorable as those offered by another tenderer, the relevant Target Company may award the tender to the relevant Provincial Subsisting Company.

               For the year ended December 31, 2002, the Target Group's expenditure for the IT services made available by the Provincial Subsisting Companies to the Target Group was RMB59 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the IT Services Framework Agreements, was RMB18 million.

               Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of IT services similar to those proposed in the IT Services Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding IT services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB151 million and RMB3 million, respectively.

          (d)  Equipment Procurement Services Agreements

               /6/Pursuant to the equipment procurement framework agreements entered into between the Target Companies and the Provincial Subsisting Companies in each of the Target Service Areas (the Equipment Procurement Framework Agreements), the Provincial Subsisting Companies have agreed to provide comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services.

               Pursuant to the Equipment Procurement Framework Agreements between the Target Companies and the Provincial Subsisting Companies, the Target Companies may request that the Provincial Subsisting Companies act as their agents in procuring foreign and domestic telecommunications equipment and other domestic non-telecommunications materials. Each Equipment Procurement Framework Agreement will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement. The Target Companies may give priority to the Provincial Subsisting Companies if the terms and conditions of the services provided by them are at least as favorable as those offered by independent third parties.

----------
14.30(1)(d)
14.30(1)(g)
/6/ 14.30(1)(a)
14.30(1)(c)
14.30(1)(d)
14.30(1)(g)

               Commission charges for these services are calculated at the maximum rate of:

               (1) 1% of the contract value, in the case of imported telecommunications equipment; or

               (2) 1.8% of the contract value, in the case of domestic telecommunications equipment and other domestic non-telecommunications materials.

               The Target Group believes that the above charges are the same as market rates or those rates which it would be required to pay had it appointed an independent third party to provide the same procurement services.

               Prior to the Reorganization, certain of the Target Group's equipment was first purchased from suppliers by the Parent Group and then resold to the Target Group. Under those circumstances, the Parent Group acted primarily as a principal rather than as an agent earning commissions and therefore no historical figures of a comparable nature are available.

               For the six months ended June 30, 2003, the Target Group's expenditure for the equipment procurement services provided by the Provincial Subsisting Companies to the Target Group following the new corporate structure and the pricing mechanism set out in the Equipment Procurement Framework Agreements, was RMB36 million.

               Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of equipment procurement services similar to those proposed in the Equipment Procurement Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding equipment procurement pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB78 million and RMB45 million, respectively.

          (e)  Community Services Agreements

               /7/The Parent Group, through the Provincial Subsisting Companies, provides certain cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services to the Target Group. The arrangements are set out in the community services framework agreements between the Target Companies and the Provincial Subsisting Companies in each of the Target Service Areas (the Community Services Framework Agreements) which will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless terminated by either party with at least three months' written notification to the other party. However, if the Target Companies cannot, without incurring significant cost and expense, obtain these services from a third party after such termination, the Provincial Subsisting Companies cannot terminate the provision of such services.

               The Community Services Framework Agreements stipulate that the above community services be provided at:

               (1)  the government-prescribed price;

               (2) where there is no government-prescribed price but where there is a government-guided price, the government-guided price applies;

----------
/7/ 14.30(1)(a)
14.30(1)(c)
14.30(1)(d)
14.30(1)(g)

               (3) where there is neither a government-prescribed price nor a government-guided price, the market price applies. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

               (4) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable cost incurred in providing the same plus a reasonable profit margin (For this purpose, "reasonable costs" means such costs as confirmed by both parties after negotiations).

               The Target Group believes that the services provided by the Provincial Subsisting Companies under the Community Services Framework Agreements will be on normal commercial terms which are no less favorable than those provided by independent third parties.

               For the year ended December 31, 2002, the Target Group's expenditure for community services made available by the Provincial Subsisting Companies to the Target Group was RMB359 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Community Services Framework Agreements, was RMB192 million.

               Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of community services similar to those proposed in the Community Services Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditures for corresponding community services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB1,291 million and RMB571 million, respectively.

          (f)  Ancillary Telecommunications Services Agreements

               /8/Following the Reorganization, the Provincial Subsisting Companies have agreed to provide certain repair services to the Target Group, such as the repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers' services (the Ancillary Telecommunications Services) on a non-exclusive basis.

               Under the framework agreements between the Target Companies and the Provincial Subsisting Companies in each of the Target Service Areas for the provision of Ancillary Telecommunications Services (the Ancillary Telecommunications Services Framework Agreements), the Provincial Subsisting Companies have agreed to provide Ancillary Telecommunications Services to the Target Group. Such agreements will expire on December 31, 2005, but will be automatically renewed for further periods of three years unless either party notifies the other at least three months prior to the expiration of the term in writing of its intention to terminate the relevant agreement. However, if the Target Companies cannot, without incurring significant cost and expense, obtain these services from a third party, the Provincial Subsisting Companies cannot terminate the provision of such services.

----------
/8/ 14.30(1)(a)
14.30(1)(c)
14.30(1)(d)
14.30(1)(g)

               The Ancillary Telecommunications Services under the Ancillary Telecommunications Services Framework Agreements are provided in accordance with the same pricing policy as that of the Community Services Framework Agreements.

               For the year ended December 31, 2002, the Target Group's expenditure for Ancillary Telecommunications Services made available by the Provincial Subsisting Companies to the Target Group was RMB220 million. For the six months ended June 30, 2003, the Target Group's expenditure, following the new corporate structure and the pricing mechanism set out in the Ancillary Telecommunication Services Framework Agreements, was RMB143 million.

               Currently, the Listed Group and the Provincial Subsisting Companies have on-going arrangements in respect of ancillary telecommunications services similar to those proposed in the Ancillary Telecommunications Services Framework Agreements which form part of the Existing Connected Transactions. For the year ended December 31, 2002 and the six months ended June 30, 2003, the Listed Group's expenditure for corresponding Ancillary Telecommunications Services pursuant to the Existing Connected Transaction between the relevant Provincial Subsisting Companies and each of Shanghai Telecom, Guangdong Telecom, Jiangsu Telecom and Zhejiang Telecom were RMB1,219 million and RMB409 million, respectively.

11.  APPLICATION FOR WAIVER

     11.1 Scope of Waivers

          Following the completion of the Acquisition, the Combined Group will continue to enter into the transactions described in section 10 above. Such transactions would constitute connected transactions for the Company under the Hong Kong Listing Rules for so long as members of the Parent Group remain as connected persons within the meaning of the Hong Kong Listing Rules.

          The Independent Board Committee is of the opinion that the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements pursuant to the Existing Connected Transactions described in section 10 of this circular have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Group and on normal commercial terms which are fair and reasonable so far as the interests of the Independent Shareholders of the Company are concerned.

          Pursuant to the Hong Kong Listing Rules, each of the interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements described in section 10 above would normally require full disclosure and prior approval by Independent Shareholders at the EGM. It is considered that such disclosure and approval in full compliance with the Hong Kong Listing Rules would be impracticable. The Company has applied to the Stock Exchange, subject to the conditions set out in section 11.2 below, for a waiver from strict compliance with the requirements of Chapter 14 of the Hong Kong Listing Rules, in relation to such transactions. In its application, the Company has sought a new waiver for the Combined Group from the Stock Exchange to combine certain Existing Connected Transactions such as interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements, waivers of which were granted by the Stock Exchange in its letter dated October 28, 2002, with the corresponding Prospective Connected Transactions so that the waivers in respect of annual monetary limits of certain Existing Connected Transactions be aggregated. The new waiver will be effective for two years from January 1, 2004 until December 31, 2005.

     11.2 Conditions of Waiver

          The Stock Exchange has indicated that it will grant the waiver applied for in relation to the interconnection agreement (10.1(b)), engineering agreements (10.2(a)), community services agreements (10.2(e)) and ancillary telecommunications services agreements (10.2(f)) for the Combined Group for two years from January 1, 2004 to December 31, 2005 on the following conditions:

          (a) Arm's length basis: The transactions as well as the respective agreements governing such transactions shall be:

               (1) entered into by the Combined Group in the ordinary and usual course of its business; and

               (2)  either

                    (i)   on normal commercial terms, or

                    (ii) where there is no available comparison to judge whether they are on normal commercial terms, on terms no less favorable than those available to or from independent third parties,

                    (iii) on terms that are fair and reasonable so far as the
                          Independent Shareholders of the Company are concerned, and

                    (iv) if applicable, with the annual aggregate value of each category of the connected transactions not exceeding the relevant annual limits.

          (b) Disclosure: The Company shall disclose in its annual report details of the transactions as required by Rule 14.25(1)(A) to
               (D) of the Hong Kong Listing Rules, i. e.

               (i)   the date or period of the transactions;

               (ii) the parties thereto and a description of their relationship;

               (iii) a brief description of the transactions and the purpose of the transactions;

               (iv)  the total consideration and the terms; and

               (v) the nature and extent of the interest of the connected persons in the transactions.

          (c) Independent directors' review: Members of the Independent Board Committee shall review annually the transactions and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner stated in conditions 1 and 2 in paragraph 11.2(a) above.

          (d) Auditors' review: The auditors of the Company shall carry out review procedures annually on the transactions and shall confirm to the Directors of the Company in writing (with a copy to the Stock Exchange at least 10 business days prior to the bulk print of the Company's annual report) whether, based on those procedures, the transactions:

               (1)  have received the approval of the Company's Directors;

               (2) have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable;

               (3) have been entered into in accordance with the terms of the agreements governing the transactions; and

               (4)  have not exceeded the annual limits specified in paragraph
                    (f) below.

               For the purpose of the above review by the auditors of the Company, the Parent Group has undertaken to the Company to provide the auditors with access to its accounting records, as well as (where possible) those of its subsidiaries and Associates.

          (e) Shareholders' approval: Details of the transactions are disclosed to the Independent Shareholders who will be asked to vote in favor of an ordinary resolution to approve the transactions and the annual limits set out in paragraph (f) below at the Company's EGM.

(f)  Annual limits and reasons for increment:

     In determining the proposed annual limits of the following categories of connected transactions for the Combined Group, the Board has considered the relative size of the total assets and operating revenues of the Target Group against the Listed Group, the budget of the Combined Group in terms of capital expenditures, general and administrative expenses and sales and maintenance expenses. The Board (including the independent non-executive directors) is of the view that the monetary limits are set so as to (i) not hinder the ability of the Combined Group to conduct its business in the ordinary and usual course and
(ii) allow the Combined Group to benefit from future growth. The aggregate annual value of the following categories of connected transactions for the Combined Group shall not exceed the limits set out below:

Transactions                                              Proposed Annual Limits
-------------------------------------------------------   ----------------------
(1)  Engineering agreements                                     RMB7,020 million
(2)  Community services agreements                              RMB3,410 million
(3)  Ancillary telecommunications services agreements           RMB2,640 million

             Annual limit      Proposed
                under the  annual limit
         The     Existing     after the
transactions       Waiver   Acquisition                    Reasons for increment
------------ ------------ ------------- ----------------------------------------
                                          The increase is due to (i) an increase
                                          in the business volume of the Combined
                                          Group following the acquisition of the
                                             business of the Target Group by the
                                         Company, which on a pro forma basis for
                                        the six months ended June 30, 2003 would
                                         have resulted in a revenue increment of
                                         46.2%; (ii) the varied landscape of the
                                                  Target Service Areas requiring
                                              specialized expertise to carry out
                                         engineering work and there are very few
                                        third parties which can offer comparable
                                          services in terms of quality and fees;
                 RMB4,392                         (iii) further expansion of the
              million for     RMB7,020        telecommunications business of the
                each year  million for        Listed Group in 2005; and (iv) the
Engineering      ended or    each year   Target Service Areas are generally less
agreements         ending       ending   developed than the Listed Service Areas
             December 31, December 31,     and therefore there is a greater need
               2002, 2003     2004 and       for engineering works in the Target
                and 2004.        2005.   Service Areas as the business there has
                                           greater scope for expansion. Based on
                                            the above reasons, the annual budget
                                        prepared by the Company and the trend of the relevant connected transactions, the
                                            Board expects the expenditure of the
                                         Combined Group for engineering services
                                           for the year ending December 31, 2003
                                             will not be more than approximately
                                        RMB6,400 million. The expenditure of the
                                                engineering services is incurred
                                          unevenly during the year and therefore
                                           the historical transaction amount for
                                              the six months ended June 30, 2003
                                        cannot be used as a basis for prediction
                                                       of the transaction amount
                                       likely to be incurred by the end of 2003.

                                          The increase is due to (i) an increase
                                          in the business volume of the Combined
                                          Group following the acquisition of the
                                             business of the Target Group by the
                                         Company, which on a pro forma basis for
                                        the six months ended June 30, 2003 would
                                         have resulted in a revenue increment of
                                          46.2%; and (ii) corresponding business
                                              expansion of the Listed Group, the
                                        change in operations of Shanghai Telecom
                                                 from the purchase of all office
                 RMB2,639                 equipment to the leasing of all office
              million for RMB3,410 equipment from connected persons, the Community each year million for increase in the number of properties
    services     ended or     each year     required by the Listed Group for its
  agreements       ending        ending        business needs and the subsequent
             December 31,  December 31,    increase in property management fees.
               2002, 2003      2004 and   Based on the above reasons, the annual
                and 2004.         2005.   budget prepared by the Company and the
                                                 trend of the relevant connected
                                             transactions, the Board expects the
                                           expenditure of the Combined Group for
                                          community services for the year ending
                                         December 31, 2003 will not be more than
                                             approximately RMB3,100 million. The
                                        expenditure of the community services is
                                           incurred unevenly during the year and
                                            therefore the historical transaction
                                        amount for the six months ended June 30,
                                              2003 cannot be used as a basis for
                                            prediction of the transaction amount
                                             likely to be incurred by the end of
                                                                           2003.

                                          The increase is due to (i) an increase
                                          in the business volume of the Combined
                                          Group following the acquisition of the
                                             business of the Target Group by the
                                         Company, which on a pro forma basis for
                                        the six months ended June 30, 2003 would
                                         have resulted in a revenue increment of
                                        46.2%; (ii) the expected rapid expansion
                                                     of the customer base of the
                                              telecommunications business of the
                                           Listed Group over the next few years;
                                          and (iii) due to the Reorganization of
                                              the Target Group, certain detailed
                 RMB1,510                        arrangements in relation to the
              million for     RMB2,640       provision of ancillary services are
   Ancillary each year million for expected to put in place over a period telecommuni- ended or each year of time and therefore the transaction
     cations       ending       ending    volumes of such connected transactions
    services December 31, December 31, are expected to increase significantly agreements 2002, 2003 2004 and after the year ended December 31, 2002.
                and 2004.        2005.    Based on the above reasons, the annual
                                          budget prepared by the Company and the
                                                 trend of the relevant connected
                                             transactions, the Board expects the
                                           expenditure of the Combined Group for
                                           ancillary telecommunications services
                                           for the year ending December 31, 2003
                                             will not be more than approximately
                                        RMB2,400 million. The expenditure of the ancillary telecommunications services is incurred unevenly during the year and
                                            therefore the historical transaction
                                        amount for the six months ended June 30,
                                              2003 cannot be used as a basis for
                                            prediction of the transaction amount
                                             likely to be incurred by the end of
                                                                           2003.

     If any of the material terms of the agreements referred to above are altered (unless as provided for under the terms of the relevant agreement or arrangement) or if the Combined Group enters into any new agreements or arrangements with any connected persons (within the meaning of the Hong Kong Listing Rules) in the future under which the aggregate consideration paid or payable by the Combined Group in each year exceeds the limits referred to above, the Company will comply with the provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

     11.3 Reasons for no cap for transactions contemplated under the Interconnection Agreement

          The Company submits that the value of transactions referred to under section 10.1(b), namely the settlement of interconnection charges arising from domestic long distance calls under the interconnection agreement, should not be subject to any annual limits for the following reasons:

          (a) the Company's revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service will necessarily result in increased transaction volumes under the interconnection agreement, which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company's ability to conduct or expand its business in the ordinary course; and

          (b) the tariffs payable under the interconnection agreement are prescribed by the MII and are subject to change from time to time.

     11.4 No waivers applied for certain categories of connected transactions

          Each of the transactions contemplated under sections 10.1(a) and 10.1(b) (except for interconnection agreement), 10.2(b), 10.2(c) and 10.2(d) are subject to Rule 14.25(1) of the Hong Kong Listing Rules, which are on normal commercial terms in which the total consideration or value is not expected to exceed 3% of the book value of the net tangible assets of the Company as of December 31, 2002 and accordingly, disclosure requirement as set out in Rule 14.25(1) of the Hong Kong Listing Rules shall apply to each of such transactions. The Directors, including independent non-executive directors of the Company submit that no waivers are necessary for any of such transactions because details of the transactions as required under Rule 14.25(1) of the Hong Kong Listing Rules are published in the Company's annual report, accounts and press notice each year for so long as such transactions are in place. If at any time Rule 14.25(1) of the Hong Kong Listing Rules does not apply to any of these transactions, the Company will notify and consult with the Stock Exchange promptly.

12.  EXTRAORDINARY GENERAL MEETING

     A notice of the Extraordinary General Meeting to be held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Fengtai District, Beijing, PRC, on Monday, December 15, 2003 at 10:00 a.m. is set out on pages 147 to 149 of this circular at which ordinary and special resolutions will be proposed to approve the Acquisition and the Prospective Connected Transactions.

     In accordance with the Hong Kong Listing Rules, China Telecommunications Corporation, the controlling shareholder of the Company, which is beneficially interested in 77.78% of the issued share capital of the Company as of the Latest Practicable Date, and its Associates will abstain from voting on the resolutions to approve the Acquisition, certain Prospective Connected Transactions and certain supplemental agreements relating to the Existing Connected Transactions at the Extraordinary General Meeting or any adjournment thereof.

     A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not Shareholders are able to attend the Extraordinary General Meeting, they are requested to complete and return the enclosed form of proxy to the Company's registered office, 31 Jinrong Street, Xicheng District, 100032, Beijing, PRC as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

13.  RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

     JPMorgan has been appointed as the independent financial adviser to advise the Company's Independent Board Committee in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements pursuant to the Existing Connected Transactions.

     The Independent Board Committee, having taken into account the advice of JPMorgan, considers the terms of the Acquisition, the terms of certain supplemental agreements relating to the Existing Connected Transactions and the terms of the agreements relating to the Prospective Connected Transactions, from a financial perspective, to be fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee considers the terms of the Acquisition, the terms of certain supplemental agreements relating to the Existing Connected Transactions and the terms of the agreements relating to the Prospective Connected Transactions to be in the interests of the Company. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favor of the ordinary resolutions to approve the Acquisition, certain Prospective Connected Transactions and certain supplemental agreements relating to Existing Connected Transactions, and the special resolution to approve the amendments to be made to the articles of association of the Company at the Extraordinary General Meeting. The letter from JPMorgan containing its opinion and the principal factors and reasons taken into account in arriving at its opinion is set out on pages 36 to 59 of this circular.

14.  ADDITIONAL INFORMATION

     Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 34 to 35 of this circular, the letter from JPMorgan, the independent financial adviser to the Company's Independent Board Committee in respect of the terms of the Acquisition, the terms of certain supplemental agreements relating to the Existing Connected Transactions and the terms of the agreements relating to the Prospective Connected Transactions, and to the information set out in the appendices to this circular.

                                                           By Order of the Board
                                               China Telecom Corporation Limited
                                                                    Zhou Deqiang
                                                                Chairman and CEO
\raster(100%,p)="China_Telecom"

                        China Telecom Corporation Limited

     (A joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

Independent Board Committee
Zhang Youcai
Vincent Lo Hong Sui
Shi Wanpeng
                                                                October 27, 2003
To the Independent Shareholders

Dear Sir or Madam,

                     DISCLOSEABLE AND CONNECTED TRANSACTIONS

     We refer to the circular (the "Circular") dated October 27, 2003 issued by the Company to its Shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

     On October 27, 2003, the Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire, and China Telecommunications Corporation agreed to sell, the Target Assets, subject to certain conditions.

     The Independent Board Committee was formed on September 10, 2003 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Acquisition, the terms of certain supplemental agreements relating to the Existing Connected Transactions and the terms of the Prospective Connected Transactions, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned. JPMorgan has been retained as independent financial adviser to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Acquisition, the terms of certain supplemental agreements relating to Existing Connected Transactions and the terms of the Prospective Connected Transactions from a financial perspective.

     The terms and the reasons for the Acquisition are summarized in the Letter from the Chairman set out on pages 6 to 33 of the Circular. The terms of the supplemental agreements relating to the Existing Connected Transactions and the agreements relating to the Prospective Connected Transactions are also summarized in the Letter from the Chairman.

     As your Independent Board Committee, we have discussed with the management of the Company the reasons for the Acquisition, certain supplemental agreements relating to the Existing Connected Transactions and the Prospective Connected Transactions and the basis upon which their terms have been determined. We have also considered the key factors taken into account by JPMorgan in arriving at its opinion regarding the terms of the Acquisition, the terms of certain supplemental agreements relating to the Existing Connected Transactions and the terms of the agreements relating to the Prospective Connected Transactions as set out in the letter from JPMorgan on pages 36 to 59 of the Circular, which we urge you to read carefully.

     The Independent Board Committee concurs with the views of JPMorgan, independent financial adviser to the Independent Board Committee, and considers that the terms of the Acquisition, the terms of certain supplemental agreements relating to the Existing Connected Transactions and the terms of the agreements relating to the Prospective Connected Transactions, from a financial perspective, are fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee, having also held the aforesaid discussion with the management of the Company, considers that the Acquisition is in the interests of the Company. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favor of ordinary resolutions numbered 1 to 2 and the special resolution numbered 3 set out in the notice of the Extraordinary General Meeting at the end of the Circular.

                                                                Yours faithfully
                                                                    Zhang Youcai
                                                             Vincent Lo Hong Sui
                                                                     Shi Wanpeng
                                                     Independent Board Committee

"JP_Morgan_BW"
J.P. Morgan Securities (Asia Pacific) Limited
Chater House, 28/F
8 Connaught Road
Central
Hong Kong

                                                                October 27, 2003
To the Independent Board Committee of
China Telecom Corporation Limited (the "Company")

Dear Sirs:

                     DISCLOSEABLE AND CONNECTED TRANSACTIONS

          Acquisition of Telecommunications Businesses and Assets from
                      China Telecommunications Corporation

INTRODUCTION

     We refer to the Acquisition Agreement, certain supplemental agreements relating to the Existing Connected Transactions and the Prospective Connected Transactions, details of which are set out in the Company's circular dated October 27, 2003 (the "Circular") which contains this letter. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

     The Acquisition constitutes a discloseable and connected transaction for the Company under the Hong Kong Listing Rules and, pursuant to Rule 14.26 of the Hong Kong Listing Rules, is subject to, among other things, approval by the Independent Shareholders at the Extraordinary General Meeting.

     The Target Group on the one hand, and the Parent and/or its subsidiaries/Associates (other than the Company, its subsidiaries, and the Target Group) on the other, have entered into a number of Prospective Connected Transactions in relation to the operations of the Target Group, which will constitute connected transactions for the Company under the Hong Kong Listing Rules. We note that it is stated in the "Letter from the Chairman" contained in the Circular that the Prospective Connected Transactions are identical in nature and substance to the corresponding Existing Connected Transactions.

     As the Company expects the Prospective Connected Transactions to be conducted regularly and continuously in the ordinary and usual course of business, and on normal commercial terms, the Company has applied to the Stock Exchange for a new waiver from strict compliance with the normal approval and disclosure requirements relating to connected transactions under the Hong Kong Listing Rules. The new waiver (the "Waiver") will be in respect of the Combined Group, and will cover both the Existing Connected Transactions and the Prospective Connected Transactions so that the applicable annual monetary limits of the Existing Connected Transactions and the Prospective Connected Transactions may be aggregated. The Stock Exchange has indicated that the granting of the Waiver, which when granted is expected to be effective from January 1, 2004 until December 31, 2005, will be subject to, among other things,
(i) approval by the Independent Shareholders at the Extraordinary General Meeting and (ii) the Company complying with such other conditions stated in the "Letter from the Chairman" on pages 27 to 31 of the Circular.

     We have been appointed to act as the Independent Financial Advisor to the Independent Board Committee to consider whether the terms of the Acquisition, the Supplemental Agreements (as defined herein) and the Prospective Connected Transactions are fair and reasonable from a financial point of view insofar as the Independent Shareholders are concerned. We are not opining on, and our opinion does not in any manner address, the Company's underlying business decision to undertake the Acquisition and enter into the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions. This letter has been prepared and delivered in accordance with the requirements of the Hong

Kong Listing Rules for the purpose of assisting the Independent Board Committee in their duties to evaluate the above mentioned aspects and for no other reasons or purposes.

     In formulating our opinion, we have reviewed, among other things, the Circular, the Prospectus, the Acquisition Agreement, the Supplemental Trademark License Agreement, the Supplemental Connected Transactions Agreement, the Engineering Framework Agreements, the Property Leasing Framework Agreements, the Third Party Properties Sub-leasing Agreements, the IT Services Framework Agreements, the Equipment Procurement Framework Agreements, the Community Services Framework Agreements, the Ancillary Telecommunications Services Framework Agreements, as well as the information and financial projections prepared by the Company and the Target Companies relating to the Target Assets. As used herein, the term "Supplemental Agreements" means the Supplemental Trademark License Agreement and the Supplemental Connected Transactions Agreement.

     In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by, or on behalf of, the Company or the Target Companies or otherwise reviewed by us (which information includes, without limitation, the information cited herein), and we have not assumed any responsibility or liability therefor. The Board has indicated that no material facts have been omitted and the Board is not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading in any material respect. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

     We have also assumed that each of the Acquisition Agreement, the Supplemental Agreements and the agreements relating to the Prospective Connected Transactions is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform, its obligations thereunder, and as otherwise described in the Circular, in full when due. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the Acquisition and the entering into of the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Acquisition and the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions to the Company. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and the financial condition of the Company or the Target Companies to which such analyses or forecasts relate.

     Our opinion is necessarily based on the legal and regulatory environment and economic market and other conditions as in effect on, and the information made available to us as at, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

     In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Acquisition, the Supplemental Agreements or the Prospective Connected Transactions, or to provide services other than the delivery of this opinion. We did not participate in negotiations with respect to the terms of the Acquisition, the Supplemental Agreements or the Prospective Connected Transactions or any related transactions.

     We will receive a fee from the Company for the delivery of this opinion.

PRINCIPAL FACTORS AND REASONS

     In arriving at our opinion, we have taken into consideration each of the principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

     (1)  The Acquisition

          (i)  Overview

               On October 27, 2003, the Board of Directors announced that the Company entered into the Acquisition Agreement, pursuant to which and subject to certain conditions, the Company agreed to acquire, and China Telecommunications Corporation, the Company's controlling shareholder and promoter, agreed to sell, the Target Assets for a purchase price of RMB46,000 million (equivalent to approximately US$5,558 million). We understand from the Company that (i) the conditions precedent to the completion of the Acquisition must be satisfied on or before December 31, 2003 or such other date as agreed to by the parties, (ii) the purchase price consists of an initial consideration of RMB11,000 million (equivalent to approximately US$1,329 million) and a deferred consideration of RMB35,000 million (equivalent to approximately US$4,229 million), (iii) the Company intends to finance 100% of the initial consideration using internal cash resources, (iv) the deferred consideration is payable ten years after the date of completion of the Acquisition, and (v) the net indebtedness of the Target Group as at June 30, 2003 amounted to approximately RMB33,988 million (equivalent to approximately US$4,106 million).

               We understand that the corporate structure of the Company and its principal subsidiaries immediately after the Acquisition is as set out below.

               Corporate structure immediately after completion of the Acquisition

"chart02"

              1 Denotes the Target Companies to be acquired pursuant to the Acquisition.

              2 As part of the reform plan of rural telecommunications services, China Telecommunications Corporation has agreed to transfer 977,004,913 shares of the Company (representing 1.29% of the Company's outstanding shares as at the Latest Practicable Date) to Fujian Electronic Information (Group) Co., Ltd. upon satisfaction of a number of conditions precedent. Such transfer will not be made prior to September 10, 2005.

          (ii) The Target Assets

               The Target Companies are the leading providers of wireline telecommunications services including wireline telephone, data and Internet and leased line services in the Target Services Areas, comprising Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province in the PRC. As at June 30, 2003, the Target Group had a total of approximately 45.1 million access lines in service for its local telephone service, with a market share of approximately 98.3% in the Target Service Areas in terms of the number of access lines in service as at June 30, 2003. Further operational information on the Target Group is set out in Appendix I to the Circular.

               The Company will also acquire from the Parent certain assets used for network management, research and development purposes. Further details of such assets are set out in Appendix I to the Circular under "Network management and research facilities".

               We summarize below the historical (i) operating revenues, (ii) operating profit, and (iii) net profit of the Target Group for each of the two years ended December 31, 2001 and 2002, and the six months ended June 30, 2003, which were extracted from the audited financial statements of the Target Group as set out in Appendix III to the Circular. It should be noted that the net loss for 2002 was caused by a deficit arising from an asset revaluation in relation to the Reorganization, as required by the relevant PRC rules and regulations with respect to the Reorganization. The property, plant and equipment of the Target Group as at December 31, 2002 were revalued for each asset class on a depreciated replacement cost basis by China Enterprise Appraisal Co., Ltd, an independent valuer registered in the PRC. The surplus on revaluation of certain property, plant and equipment totaling RMB760 million (equivalent to approximately US$91.8 million) was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totaling RMB14,690 million (equivalent to approximately US$1,774.8 million) was recognized as an expense for the year ended December 31, 2002.

                                                 Six-month
                     Year ended December 31,   period ended
                     -----------------------   ------------
                                                 June 30,
                        2001         2002          2003
                     ----------   ----------   ------------

Operating revenues
RMB million              31,951       34,068         18,247
US$ million               3,860        4,116          2,205

Operating profit
RMB million               4,518        4,619          4,863
US$ million                 546          558            588

Net profit/(loss)
RMB million               3,103       (7,091)         3,371
US$ million                 375         (857)           407

               As at June 30, 2003, the total assets and owner's equity of the Target Group were RMB95,467 million (equivalent to approximately US$11,534 million) and RMB31,186 million (equivalent to approximately US$3,768 million), respectively. Further financial information on the Target Group is set out in Appendix III to the Circular.

               As stated in the "Letter from the Chairman", the Company and the Target Group believe that, on the bases and the assumptions set out in Appendix VII and in the absence of unforeseen circumstances, the combined forecast of the Target Group's net profit for the year ending December 31, 2003 under IFRS is unlikely to be less than RMB6,352 million (equivalent to approximately or US$767 million). Further details of the profit forecast are set out in Appendix VII to the Circular.

          (iii) Rationale for the Acquisition

               As stated in the "Letter from the Chairman" in the Circular, the Board is of the opinion that the Acquisition represents a new and important opportunity for the Listed Group to strengthen its market position, enhance its competitiveness, promote business development and improve financial performance, so as to benefit further from the sustained growth of the telecommunications industry in the PRC. As stated in the "Letter from the Chairman", the Board is of the opinion that the Acquisition is in the best interests of the Company and its Shareholders. Further details of the reasons for the Acquisition are set out in the "Letter from the Chairman" in the Circular.

          (iv) Basis of the Consideration

               As noted in the "Letter from the Chairman", the Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. We understand that the purchase price of RMB46,000 million (equivalent to approximately US$5,558 million) was determined after having considered various factors, including the quality of the assets being acquired, their growth prospects, earnings potential, competitive advantages in their respective markets, the prospective profit contributions of the Target Group to the Combined Group and other relevant valuation benchmarks. The net indebtedness of the Target Assets amounted to RMB33,988 million (equivalent to approximately US$4,106 million) as at June 30, 2003.

               The Acquisition Agreement includes warranties in favour of the Company and provisions providing for liability for breach of the warranties, pre-completion undertakings from the Parent and circumstances in which the Company may rescind the Acquisition Agreement.

          (v)  Financing of the Acquisition

               Under the Acquisition Agreement, the purchase price for the Acquisition of RMB46,000 million (equivalent to approximately US$5,558 million) will be satisfied by the payment of an initial consideration by cash of RMB11,000 million (equivalent to approximately US$1,329 million) upon completion of the Acquisition and the payment of a deferred consideration of RMB35,000 million (equivalent to approximately US$4,229 million). We understand from the Company that in determining the initial consideration and the deferred consideration amounts, it took into consideration the Combined Group's current and future cash needs for operations as well as strategic investments. The Board believes that such an arrangement should not cause material negative impact to the Company's business.

               The Company intends to finance all of the initial consideration using internal cash resources, including proceeds raised from the Global Offering. Based on the unaudited interim financial statements of the Company prepared under IFRS, the cash and cash equivalents held by the Listed Group as at June 30, 2003 were approximately RMB17,835 million (equivalent to approximately US$2,155 million). The Company confirmed that it has sufficient internal resources to fund the initial consideration for the Acquisition without a material negative impact on its ongoing operations and capital expenditure requirements.

               The deferred consideration is payable ten years after the date of completion of the Acquisition. The Company intends to finance the deferred consideration using internally generated cash and/or external fund raising.

               From the date of the completion of the Acquisition, the Company will pay interest to the Parent at half-yearly intervals on the actual amount of deferred consideration remaining outstanding. Interest will accrue daily and, for the first five years after completion of the Acquisition, interest will be payable at the rate of 5.184% per year, being the RMB lending rate of commercial banks in the PRC in respect of loans with tenure of more than five years of 5.76% per year as set by the People's Bank of China and prevailing on the date of the Acquisition Agreement, less a discount of 10%. On the fifth anniversary of completion of the Acquisition, the interest rate will be adjusted once for the remaining five years on the same basis as the initial interest rate. The Company intends to fund the interest payments with its internal cash resources.

               The Company may make early payment of all or part of the deferred consideration, from time to time, at any time from completion until the tenth anniversary of the Acquisition, without penalty.

               It is noted in the "Letter from the Chairman" that the Board is of the opinion that the terms of the deferred consideration are more attractive to the Company than the usual terms of a commercial bank loan of a similar amount and tenure.

               We consider that the terms for the financing of the Acquisition are fair and reasonable, from a financial point of view, insofar as the Independent Shareholders are concerned, based on the following factors:

               (i) the Company has confirmed that it has (a) sufficient cash resources, which as at June 30, 2003 was approximately RMB17,835 million (equivalent to approximately US$2,155 million), to fund the cash payment of the initial consideration, and (b) sufficient internal and external financing resources for its ongoing operations and capital expenditure requirements;

               (ii) the deferred consideration mechanism provides for a 10 year payment period without prepayment penalty, thereby providing the Company with considerable flexibility in future capital raising and potential capital structure optimization; and

               (iii) the Board is of the opinion that the interest cost of financing through the deferred consideration mechanism, being 90% of the applicable PBOC rate, is more attractive to the Company than the usual terms of a commercial bank loan of a similar amount and tenure.

          (vi) Valuation of the Target Assets

               We have analyzed the purchase price of the Acquisition using three valuation methodologies: (i) the discounted cash flow ("DCF") analysis, (ii) the comparable company trading analysis, and (iii) the comparable transaction analysis. Based on these analyses, we consider that the purchase price of the Acquisition is fair and reasonable from a financial point of view insofar as the Independent Shareholders are concerned.

(a)  Discounted cash flow analysis
                    We have used the DCF analysis as the primary valuation
               methodology as in our view it best reflects the future cashflows of the Target Assets, taking into consideration the characteristics of the market in which the Target Assets operates, competition in the sector, regulatory environment, and the business plan, cost structure and capital requirements of the Target Assets.

                    Our DCF analysis reflects the business plans and financial projections of the Target Assets and other relevant information provided by, or on behalf of, the Company, as well as our discussions with the Company and its representatives. We have reviewed the key assumptions and operating data of the Target Assets in the context of the overall conditions of the market in which the Target Assets operates. We have made downward adjustments to certain assumptions to reasonably reflect our conservative views of the future performance of the Target Assets.

                    The purchase price of the Acquisition of RMB46,000 million
               (equivalent to approximately US$5,558 million) is at a discount to our DCF valuation range.

(b)      Comparable company analysis
                    We have conducted a comparable company analysis using
               trading ratios commonly used in the telecommunications industry, in particular price/earnings ("P/E") ratio. We have considered in our analysis, but have not relied on, the enterprise value/EBITDA ratio, another commonly used valuation metric, as EBITDA information for the Target Group has not been disclosed.

                    We have calculated trading ratios using both reporting
               financials (including both recurring and non-recurring items) as well as recurring financials. The difference between the two sets of the financials represents the amortization income in relation to previously received up-front connection fees. Since the Target Group does not expect to receive such fees in the future, this income is considered non-recurring.

                    Using the reporting financials, the purchase price of
               approximately RMB46,000 million (equivalent to approximately US$5,558 million) for the Acquisition implies a 2003E P/E ratio of 7.2 times based on the forecast net profit of the Target Group of approximately RMB6,352 million (equivalent to approximately US$767 million) in 2003, as forecasted and stated by the Company in the "Letter from the Chairman".

                    Using the recurring financials, the purchase price of
               approximately RMB46,000 million for the Acquisition implies a 2003E P/E ratio of 11.5 times based on the forecast net profit of the Target Group of approximately RMB4,000 million (equivalent to approximately US$483 million) in 2003. Such forecast net profit is equal to the excess of the forecast reporting net profit for 2003 over the amount of the amortization income in relation to the historical up-front connection fees for the first six months of 2003 (as set out in Appendix III to the Circular), annualized for the full year.

                    As set out in the table below, based on reporting and
               recurring financials separately, these multiples represent a 32.1% discount and a 25.3% discount, respectively, to the Company's corresponding estimated multiples of 2003. If the actual net profit of the Target Companies in 2003 is lower and that of the Company does not change, these multiples will represent a lower discount. We view the Company as the best comparable company to the Target Group given that they are both large wireline telecommunications companies in China which share similar characteristics, including business focus, product offerings, market position, technology platforms, regulatory environment and characteristics of subscriber base.

                                    Reporting           Recurring
                                 financial basis     financial basis
                                 ---------------    ----------------
                                    P/E 2003E           P/E 2003E
                                 ---------------    ----------------
1 China Telecom Corporation
  Limited                                   10.6                15.4
2 Target Group                               7.2                11.5

Premium/(discount) of (2)
to (1)                                     (32.1)%             (25.3)%

Notes:

                    (1) Share prices of comparable companies used are the closing prices as at October 24, 2003, which is the Latest Practicable Date.

                    (2) Forecast 2003 EPS for comparable companies are based on major brokers' estimates.

                    In addition, we have also compared the implied valuation
               multiples of the Acquisition to the trading ratios of selected comparable companies, which are further divided into two broad categories: overseas listed Chinese wireless companies and selected telecommunications companies in the Asia Pacific region. These comparable companies display certain common characteristics with the Target Group, though to a lesser degree than the resemblance between the Company and the Target Group. The overseas listed Chinese wireless providers, namely China Mobile (Hong Kong) Limited and China Unicom Limited, are the only other public listed Chinese telecommunications companies that are commonly used by investors as valuation references for the Company due to their similar geographical presence and exposure to similar profile of telecom service customers and macro-economic drivers in China. The selected regional telecommunications companies possess similarities with the Target Group with respect to their business focus, product offerings, market position in their respective markets and operational scale. The implied valuation multiples of the Acquisition are reasonable when compared to the trading multiples of the above groups of comparable companies.

(c)  Comparable transaction analysis
                    Comparable transaction analysis must be viewed in the
               context of factors that include market dynamics, competitive differences and significance of stake acquired. In our view and for the same reasons as stated in the above paragraph, the most comparable transactions for the Acquisition are China Mobile (Hong Kong) Limited's acquisition of mobile assets in 8 provinces ("China Mobile Assets") from China Mobile Group in May 2002 and China Unicom Limited's acquisition of mobile assets in 9 provinces ("Unicom Assets") from China Unicom (BVI) Limited in November 2002.

                                           Transaction year forecast
                                           -------------------------
                                                      P/E
                                           -------------------------
1.   China Mobile Assets                                        12.7
2.   Unicom Assets                                              10.4
3.   Target Group (reporting financials)                          7.2
4.   Target Group (recurring financials)                        11.5

Premium/(discount) of (4) to (1)                                (9.4)%
Premium/(discount) of (4) to (2)                                10.6%

                    The acquisition year (2003) P/E ratio implied by the
               purchase price of the Acquisition represents a 9.4% discount to that of the acquisition of the China Mobile Assets, and a 10.6% premium to that of the acquisition of the Unicom Assets. The implied valuation multiples of the Acquisition are reasonable when compared to the implied multiples of the above comparable transactions.

          (vii) Conditions of the Acquisition

               As stated in the Circular, completion of the Acquisition is conditional upon fulfillment (to the reasonable satisfaction of the Company), or, in the case of (iii) below, waiver of various conditions including, among others: (i) the passing of the resolutions by the Board approving the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of certain supplemental agreements relating to Existing Connected Transactions,
          (ii) the passing of ordinary resolutions by Independent Shareholders approving the terms of the Acquisition, the terms of certain Prospective Connected Transactions and the terms of certain supplemental agreements relating to the Existing Connected Transactions, (iii) there having been no material adverse change to the financial conditions, business operations or prospects of the Target Assets, and (iv) the obtaining of various approvals from relevant PRC regulatory authorities.

               Further details of the conditions to the completion of the Acquisition are set out in the "Letter from the Chairman" on page 9 of the Circular.

          (viii) Pro forma financial effects to the Company

               We have conducted various analyses on the potential financial effects of the Acquisition on the Company, which were extracted from or prepared based on the unaudited financial information of the Listed Group and unaudited pro forma financial information of the Combined Group as set out in Appendices V and VI to the Circular. It should be noted that the pro forma figures in the Circular were prepared by the management of the Listed Group and the Target Group, on the bases and assumptions as set out in the respective sections of the Appendices to the Circular.

               We summarize in the table below the key financial information of the Company before and after the completion of the Acquisition, which we have used in our analysis of the potential financial effects of the Acquisition on the Company:

                                        Six-month period ended June 30, 2003
                                          before and after the completion
                                                 of the Acquisition
                                        ------------------------------------
                                            Listed Group      Combined Group
                                        -------------------   --------------
Operating revenues/1/
RMB million                                          39,536           57,770
US$ million                                           4,777            6,980

Operating profit/1/
RMB million                                          12,198           17,164
US$ million                                           1,474            2,074

Net profit/(loss)/1/
RMB million                                           9,260           12,054
US$ million                                           1,119            1,456

EPS/1/
RMB                                                    0.12             0.16
US$                                                   0.015            0.019

Total debt
RMB million                                          23,534           94,878
US$ million                                           2,843           11,463

Shareholder's equity
RMB million                                         133,595          119,213
US$ million                                          16,141           14,403

Total capitalization
RMB million                                         158,304          215,319
US$ million                                          19,126           26,015

Total debt/Total capitalization                        14.9%            44.1%
1.   Based on reporting financials

(a)  Earnings
                    The pro forma earnings per share of the Combined Group for the six months ended June 30, 2003, would be approximately RMB0.16 (equivalent to approximately US$0.019), which is approximately 30.2% higher than the actual earnings per share of the Listed Group for the same period.

(b)  Shareholder's Equity
                    The pro forma shareholder's equity of the Combined Group as at June 30, 2003, would be approximately RMB119,213 million (equivalent to approximately US$14,403 million) compared to RMB133,595 million (equivalent to approximately US$16,141 million) of the Listed Group as at the same date.

(c)  Gearing
                    The pro forma total debt of the Combined Group would be
               approximately RMB94,878 million (equivalent to approximately US$11,463 million) as at June 30, 2003, representing an increase of about 303.2% from the total debt of approximately RMB23,534 million (equivalent to approximately US$2,843 million) of the Listed Group at the same date. On a pro forma basis, the total debt to total capitalization ratio would increase from 14.9% to approximately 44.1%, which remains at a reasonable level compared to certain other telecommunications companies which we looked at for comparison purposes.

          (ix) Arrangements relating to Reorganization

               Pursuant to the Reorganization, an account payable of US$47.4 million due from the Target Group to the Parent was created. As the maintenance of this account payable would have constituted a connected transaction after the completion of the Acquisition, the Company has undertaken to the Stock Exchange to cause the entire amount of the account payable of US$47.4 million to be repaid to the Parent using their internal cash resources on the next business day following the completion of the Acquisition. We believe that the repayment of the above mentioned account payable to the Parent will not have a material negative impact on the Company's financial position. Further details of the account payable and its repayment are set out in the "Letter from the Chairman" on page 17 of the Circular.

     (2)  The Supplemental Agreements and the Prospective Connected Transactions

          As a result of the Acquisition and in order to allow certain services to be provided as between the Target Assets and the Parent Group post the Acquisition, the Target Group has entered into certain operating and other agreements with the Parent and/or its subsidiaries/Associates (other than the Company, its subsidiaries, and the Target Group). As stated in the "Letter from the Chairman" in the Circular, the Prospective Connected Transactions are identical in nature and substance to the corresponding Existing Connected Transactions. The Prospective Connected Transactions will constitute connected transactions for the Company under the Hong Kong Listing Rules and require the approval of the Independent Shareholders of the Company.

          As, among other things, noted in the "Letter from the Chairman" in the Circular, the Independent Board Committee is of the opinion that the Prospective Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Group and on normal commercial terms which are fair and reasonable so far as the interests of the Independent Shareholders are concerned. The Company expects the transactions contemplated under the interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements to occur on a regular and continuous basis in the ordinary and usual course of business. The Company has applied to the Stock Exchange for the Waiver, which is expected to combine certain Existing Connected Transactions such as interconnection agreement, engineering agreements, community services agreements and ancillary telecommunications services agreements, waivers of which were granted by the Stock Exchange in its letter dated October 28, 2002, with the corresponding Prospective Connected Transactions so that the waivers in respect of annual monetary limits of certain Existing Connected Transactions may be aggregated with those of the corresponding Prospective Connected Transactions. The Prospective Connected Transactions which do not fall within the above will be governed by Rule 14.25(1) of the Hong Kong Listing Rules. Under Rule 14.25(1) of the Hong Kong Listing Rules, the Company is required to make a press announcement disclosing each transaction and publish details of the transactions in the Company's published annual report and accounts for so long as such transaction is in place. The Stock Exchange has indicated that the granting of the Waiver, which when granted is expected to be effective from January 1, 2004 until December 31, 2005, will be subject to, among other things, (i) approval by the Independent Shareholders at the Extraordinary General Meeting and (ii) the Company complying with such other conditions stated in the "Letter from the Chairman" on pages 27 to 31 of the Circular.

          It should be noted that certain services under the Prospective Connected Transactions are charged in accordance with the tariffs/standards set or guided by the Chinese regulatory authorities. Where the charges are not set or guided by the Chinese regulatory authorities, they are based on market rates charged by independent third party providers for the same or similar services in the ordinary and usual course of business or obtained through a public tender process, or are based on reasonable cost or reasonable cost plus a reasonable margin as negotiated on an arm's length basis between the relevant parties. In respect of the Prospective Connected Transactions, the Listed Group and/or the Target Group have received undertakings from the Parent Group that the terms of the services provided to the Listed Group and/or the Target Group will not be less favourable than the same or similar services provided to any third parties. With respect to certain services under the Prospective Connected Transactions, the Listed Group and/or the Target Group have also agreed that if the terms of the offers from independent third party providers are not more favorable than that from the Parent Group, the Listed Group and/or the Target Group may accord priority to the Parent Group to provide such services. We understand from the Company that this forms an important basis for the Listed Group and/or the Target Group in entering into the Prospective Connected Transactions.

          Furthermore, it should be noted that the Prospective Connected Transactions listed under category (a) below are merely an extension of the existing arrangements between the Company and the Parent, which have been fully disclosed in the Company's Prospectus and in respect of which a waiver has already been obtained at the time of its initial public offering. Although certain amendments have been made to the original agreements, such amendments do not materially change the nature of the terms of these agreements. Further, although the Prospective Connected Transactions under category (b) below are entered into as new agreements, similar arrangements for the existing operating subsidiary(ies) of the Company (as the case may be) already exist and were fully disclosed in the Prospectus and in respect of which a waiver has already been obtained at the time of the Company's initial public offering.

          We set out below a summary of each of the Supplemental Agreements and the Prospective Connected Transactions.

          (a)  Ongoing connected transactions between the Company and the Parent

               In anticipation of the Acquisition, the Company has entered into various agreements with the Parent relating to the mutual provision of ongoing telecommunications and other services.

(i)  Supplemental Trademark License Agreement
                    On October 26, 2003, the Company and the Parent entered into the Supplemental Trademark License Agreement in relation to the trademark license agreement entered into by the same parties on September 10, 2002, which granted to the Combined Group the right to use certain trademarks currently used by the Parent in the provision of its telecommunications services on a royalty-free basis. The Supplemental Trademark License Agreement extends the scope of the licensees to include the Target Companies and expands the list of trademarks as set out in the original trademark license agreement to include additional trademarks. Furthermore, the Supplemental Trademark License Agreement extends the term of the original license from December 31, 2004 to December 31, 2005, after which the license will be automatically renewed for further periods of three years unless the Company provides three months' written notification to the Parent of its intention not to renew the agreement at the expiration of the current term of the agreement. Further information on the original agreement and the supplemental agreement is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

(ii) Supplemental Agreement Relating to Centralized Services, Interconnection, Optic Fibres Leasing and Non-competition Agreement
                    On October 26, 2003, the Company and the Parent entered into the Supplemental Connected Transactions Agreement in relation to the centralized services agreement, the interconnection agreement, the optic fibre leasing agreement and the non-competition agreement entered into by the same parties on September 10, 2002. The Supplemental Connected Transactions Agreement extends the scope of the four agreements to cover the Target Companies where the provisions of these four agreements are applicable to the Company's subsidiaries existing at any one time.

                    Centralized services

                         The Supplemental Connected Transactions Agreement
                    modifies the scope of the centralized services to include sharing the use and costs of headquarters and certain network support premises and related facilities such as air-conditioning, electricity and certain ancillary facilities, amends the scope of international telecommunications facilities to include international land cables, and related domestic extended portions and extends the terms of the original centralized services from December 31, 2004 to December 31, 2005. Apart from the above, there are no other amendments to the terms and conditions of the original centralized services agreement.

                         The costs of the centralized services such as the
                    management of large enterprise customers, network management center, business support center by the Company and sharing the use of headquarters, international gateways and certain other premises together with costs such as labor costs, depreciation of equipment and premises, daily expenses, costs relating to maintenance and research shall be apportioned between the Parent and the Company on a per annum basis according to the proportion of their respective incomes. Income is an appropriate basis for allocating such costs because the above services benefit the entire businesses of the Parent and the Company. The costs of international telecommunications facilities shall be apportioned between the Parent and Company on a per annum basis based on the proportion of their respective call volumes. Call volume is an appropriate basis for allocating such costs because it reflects the extent of each party's usage of the shared facilities. Further information on the original agreement and the supplemental agreement, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" of the Circular, respectively.

                    Interconnection

                         The Supplemental Connected Transactions Agreement
                    extends the term of the original interconnection agreement from December 31, 2004 to December 31, 2005. Apart from the above, there are no other amendments to the terms and conditions of the original interconnection agreement.

                         The formula for settlement under the interconnection
                    agreement shall be based on the net volume of calls between the parties multiplied by the government prescribed settlement fee, which is currently RMB0.06 per minute. Such a settlement method is consistent with the standard practice of the industry. Further information on the original agreement and the supplemental agreement, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

                    Optic fibres leasing

                         The Supplemental Connected Transactions Agreement
                    extends the term of the original optic fibres leasing agreement from December 31, 2004 to December 31, 2005. Apart from the above, there are no other amendments to the terms and conditions of the original optic fibres leasing agreement.

                         The leasing cost of the optic fibres shall be equal to
                    the 10-year depreciation amount for the optic fibres calculated on the basis of the carrying value of the optic fibres, which is consistent with the Company's own depreciation policy for optic fibres. Further information on the original agreement and the supplemental agreement, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" of the Circular, respectively.

                    Non-competition agreement

                         To be in line with an amendment to the Directory of
                    Categorization of Telecommunication Services (the "Directory") promulgated by the MII on February 21, 2003, the Supplemental Connected Transactions Agreement amends the definition of "basic telecommunication services" to include 3G businesses. Furthermore, it also amends the meaning of the expression "value-added telecommunications services" in order to bring it in line with the Directory. Apart from the above, there are no other material amendments to the terms and conditions of the original letter of undertakings. Further information on the original agreement and the supplemental agreement is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

          (b) Ongoing connected transactions between subsidiaries of the Company and subsidiaries/Associates of the Parent

               After the Reorganization, certain ancillary, and mostly non-telecommunications related businesses and assets of the Parent Group within the Target Service Areas, continue to be operated or held by certain subsidiaries and/or Associates of the Parent (the "Provincial Subsisting Companies"). The Target Companies have entered into various agreements with the Provincial Subsisting Companies relating to the provision of certain services by the latter.

(i)  Engineering agreements
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the Engineering Framework Agreements to govern the arrangements with respect to certain engineering related services. The terms of the agreements have retrospective effect from January 1, 2003 and are to expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The charges payable for engineering related services
               rendered shall be determined by reference to market rates as reflected by prices obtained through the tender process. According to the relevant PRC regulations and under the Company's internal policy, whenever the value of any engineering design and supervision project exceeds RMB500,000, or the value of any engineering construction project exceeds RMB2 million, the award of the project is required to be the subject of a tender process (with a minimum of three parties tendering bids) in accordance with relevant laws. The Target Companies do not accord any priority to any of the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by another tenderer, the Target Companies may give priority to the Provincial Subsisting Company. Penalty charges will be payable by the Target Company if it fails to settle the fee payable under the agreement when such fee becomes due.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of engineering related services similar to those proposed in the Engineering Framework Agreements which form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

(ii) Property leasing agreements
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the Property Leasing Framework Agreements to govern the arrangements with respect to the leasing of properties by the Target Group from the Provincial Subsisting Companies and by the Provincial Subsidiary Companies from the Target Companies. The terms of the agreements have retrospective effect from January 1, 2003 and are to expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The rental charges in respect of each property shall be
               based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the telecommunications industry when leasing the relevant properties. Rental charges are subject to review every three years. Penalty charges will be payable by the tenant if it fails to settle the rental charge payable under the agreement when such rental charge becomes due.

                    As stated in the "Letter from the Chairman", Chesterton, an independent appraiser appointed by the Company for the purpose of the Acquisition, has reviewed the Property Leasing Framework Agreements and has confirmed that the rental charges payable under the Property Leasing Framework Agreements are fair and reasonable so far as the Target Companies are concerned, and do not exceed market rates in respect of both properties leased to and from the Target Companies.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of mutual leasing of properties similar to those proposed in the Property Leasing Framework Agreements and they form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

(iii) Sub-leasing of third party properties
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the Third Party Properties Sub-leasing Agreement to govern the arrangements relating to third-party property sub-leases by the Target Group from the Provincial Subsisting Companies. The terms of the agreements have retrospective effect from January 1, 2003 and are to expire on December 31, 2005, but will be automatically renewed for further three-year periods unless a relevant Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The amounts payable by the Target Group to the Provincial
               Subsisting Companies shall be the same as the amounts payable by the Provincial Subsisting Companies to the relevant third parties. The Provincial Subsisting Companies represent that they will not make any profit from such sub-leases, and the rental charges for the Third Party Properties are negotiated between the Provincial Subsisting Companies and the relevant third parties on an arm's length basis.

                    As stated in the "Letter from the Chairman", Chesterton, an independent appraiser appointed by the Company for the purpose of the Acquisition, has confirmed that the rental charge payable for each of the Third Party Property under the Third Party Properties Sub-leasing Agreements is fair and reasonable so far as the Target Group is concerned, and does not exceed market rents.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of mutual leasing of properties similar to those proposed in the Third Party Properties Sub-leasing Framework Agreements which form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" of the Circular, respectively.

(iv) IT service agreements
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the IT Services Framework Agreements in each of the Target Service Areas to govern the arrangements with respect to provision of certain IT services to the Target Group by the Provincial Subsisting Companies. The terms of the agreements have retrospective effect from January 1, 2003 and are to expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The charges payable for IT services rendered shall be
               determined by reference to market rates as reflected by prices obtained through the tender process (with a minimum of three parties tendering bids) in accordance with relevant laws. The Target Companies does not accord any priority to any of the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by a third-party tenderer, the Target Companies may give priority to the Provincial Subsisting Company. Penalty charges will be payable by the Target Company if it fails to settle the charge payable under the agreement when such charge becomes due.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of IT services similar to those proposed in the IT Services Framework Agreements and they form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

(v)  Equipment procurement service agreements
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the Equipment Procurement Framework Agreements in each of the Target Service Areas to govern the arrangements with respect to provision of certain equipment procurement services to the Target Group by the Provincial Subsisting Companies. The terms of the agreements have retrospective effect from January 1, 2003 and are to expire on December 31, 2005, but will be automatically renewed for further periods of three years unless a Target Company provides three months' written notification to the relevant Provincial Subsisting Company of its intention not to renew its agreement.

                    The commission charges for these services are calculated at the maximum rate of: (i) 1% of the contract value, in the case of imported telecommunications equipment; or (ii) 1.8% of the contract value, in the case of domestic telecommunications equipment and other domestic non-telecommunications materials. Furthermore, if the terms of an offer from a Provincial Subsisting Company are at least as favorable as those offered by a third-party tenderer, the Target Companies may give priority to the Provincial Subsisting Company. Penalty charges will be payable by the Target Company if it fails to settle the commission payable under the agreement when such commission becomes due.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of equipment procurement services similar to those proposed in the Equipment Procurement Framework Agreements and they form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

(vi) Community services agreements
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the Community Services Framework Agreements in respect of each of the Target Service Areas to govern the arrangements relating to the provision of certain community services to the Target Group by the Provincial Subsisting Companies. The terms of the agreements have retrospective effect from January 1, 2003 and are to expire on December 31, 2005, but will be automatically renewed for further periods of three years unless terminated by either party with at least three months' written notification to the other party. However, if the Target Companies cannot, without incurring significant cost and expense, obtain these services from a third party after such termination, the Provincial Subsisting Companies cannot terminate the provision of such services.

                    The above community services are provided at:

                    (1)  the government-prescribed price;

                    (2) where there is no government-prescribed price but where there is a government-guided price, the government-guided price applies;

                    (3) where there is neither a government-prescribed price nor a government-guided price, the market price, defined as the prices offered by independent third parties for providing same type of services in the ordinary course of business; or

                    (4) where none of the above is applicable, the price is to be agreed between the relevant parties, which shall be the reasonable cost incurred in providing the services plus a reasonable profit margin (for this purpose, "reasonable costs" means such costs as confirmed by both parties after negotiations).

                    Furthermore, if the terms of an offer from a Provincial
               Subsisting Company are at least as favorable as those offered by a third-party tenderer, the Target Companies may give priority to the Provincial Subsisting Company. Penalty charges will be payable by the Target Company if it fails to settle the fee payable under the agreement when such fee becomes due.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of community services similar to those proposed in the Community Services Framework Agreements and they form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

(vii) Ancillary telecommunications services agreements
                    The Target Companies and the Provincial Subsisting Companies
               have entered into the Ancillary Telecommunications Services Framework Agreements in respect of each of the Target Service Areas to govern the arrangements relating to the provision of the Ancillary Telecommunications Services to the Target Group by the Provincial Subsisting Companies. The terms of the agreements have retrospective effect from January 1, 2003, and are to expire on December 31, 2005, but will be automatically renewed for further periods of three years unless terminated by either party with at least three months' written notification to the other party. However, if the Target Companies cannot, without incurring significant cost and expense, obtain these services from a third party, the Provincial Subsisting Companies cannot terminate the provision of such services.

                    The pricing policy of the Ancillary Telecommunications
               Services Framework Agreement is the same as that of the Community Services Framework Agreement. Furthermore, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by a third-party tenderer, the Target Companies may give priority to the Provincial Subsisting Company. Penalty charges will be payable by the Target Company if it fails to settle the fee payable under the agreement when such fees becomes due.

                    Currently, the Listed Group and the Provincial Subsisting
               Companies have on-going arrangements in respect of ancillary telecommunications services similar to those proposed in the Ancillary Telecommunications Services Framework Agreements and they form part of the Existing Connected Transactions. Further information on the ongoing and prospective arrangements, including the historical amounts of such connected transaction, is set out in the Prospectus and the "Letter from the Chairman" in the Circular, respectively.

     The Stock Exchange has indicated that one of the conditions for granting the Waiver is that, if applicable, the annual aggregate value of each category of the connected transactions in 2004 and 2005 does not exceed the relevant annual limits proposed by the Company set out below:

     (i) Engineering agreements -- not exceeding RMB7,020 million for the Combined Group (previously RMB4,392 million for the Listed Group);

     (ii) Community Services agreements -- not exceeding RMB3,410 million for the Combined Group (previously RMB2,639 million for the Listed Group);

     (iii) Ancillary Telecommunications Services agreements -- not exceeding RMB2,640 million for the Combined Group (previously RMB1,510 million for the Listed Group).

     No upper limit will be imposed (as previously granted) for the interconnection agreement. As stated in the "Letter from the Chairman", each of the transactions contemplated under the other agreements is on normal commercial terms in which the total consideration or value is not expected to exceed 3% of the book value of the net tangible assets of the Company as at December 31, 2002. Under Rule 14.25(1) of the Hong Kong Listing Rules, the Company is required to make a press announcement disclosing each transaction and publish details of the transaction in the Company's published annual report and accounts for so long as such transaction is in place.

     We have discussed with the management the basis for setting the respective monetary limits for the Prospective Connected Transactions, as well as the reasons for not imposing a monetary limit on certain Prospective Connected Transactions.

     The Company is of the following view with respect to the monetary limit for the provision of engineering related services pursuant to the engineering agreements. The increase of the relevant existing monetary limits is due to (i) an increase in the business volume of the Combined Group following the acquisition of the business of the Target Group by the Company, which on a pro forma basis for the six months ended June 30, 2003 would have resulted in a revenue increment of 46.2%, (ii) the varied landscape of the Target Service Areas required specialized expertise to carry out engineering work and there are very few third parties which can offer comparable services in terms of quality and fees, (iii) further expansion of the telecommunications business of the Listed Group in 2005, and (iv) the Target Service Areas are generally less developed than the Listed Service Areas and therefore there is a greater need for engineering works in the Target Service Areas as the business there has greater scope for expansion.

     The Company is of the following view with respect to the monetary limit for the provision of community services pursuant to the community services agreements. The increase of the relevant existing monetary limits is due to (i) an increase in the business volume of the Combined Group following the acquisition of the business of the Target Group by the Company, which on a pro forma basis for the six months ended June 30, 2003 would have resulted in a revenue increment of 46.2%, and (ii) corresponding business expansion of the Listed Group, the change in operations of Shanghai Telecom from the purchase of all office equipment to the leasing of all office equipment from connected persons, the increase in the number of properties required by the Listed Group for its business needs and the subsequent increase in property management fees.

     The Company is of the following view with respect to the monetary limit for the provision of ancillary services pursuant to the ancillary telecommunications services agreements. The increase of the relevant existing monetary limits is due to (i) an increase in the business volume of the Combined Group following the acquisition of the business of the Target Group by the Company, which on a pro forma basis for the six months ended June 30, 2003 would have resulted in a revenue increment of 46.2%, (ii) the rapid expansion of the customer base of the telecommunications business of the Listed Group over the next few years, and
(iii) due to the Reorganization of the Target Group, certain detailed arrangements in relation to the provision of ancillary services are expected to be put in place over a period of time and therefore the transaction volumes of such connected transactions are expected to increase rapidly after the year ended December 31, 2002.

     We note that it is stated in the "Letter from the Chairman" contained in the Circular that (i) in determining the proposed annual limits of the Prospective Connected Transactions for the Combined Group, the Board has considered the relative size of the total assets and operating revenues of the Target Group against the Listed Group, the budget of the Combined Group in terms of capital expenditures, general and administrative expenses and sales and maintenance expenses, and (ii) the Board is of the view that the monetary limits are set so as to (a) not hinder the ability of the Combined Group to conduct its business in the ordinary and usual course and (b) allow the Combined Group to benefit from future growth. Based solely on the Board's view, as stated in the "Letter from the Chairman", we consider the above monetary limits to be reasonable in the circumstances insofar as the Independent Shareholders are concerned.

     With respect to the lack of a monetary limit for services to be provided pursuant to the interconnection agreement (under the Supplemental Connected Transactions Agreement), the Company has informed us that the volume of the provided services will depend on the actual usage volume by the customers of the Listed Group and the Parent Group, which is beyond the control of the Company. In addition, we understand that the pricing standard under the interconnection agreement has been set by reference to the relevant rates prescribed by the Chinese regulatory authorities, and that the Company will also be required to comply with certain requirements in relation to such connected transactions (including the disclosure of details of such connected transactions in the Company's annual reports and reviews by the independent directors and the auditors of the Company). Based on the foregoing, we consider that, in the context of the Waiver, the lack of a monetary limit for services to be provided pursuant to the interconnection agreement is reasonable insofar as the Independent Shareholders are concerned.

     We consider that the terms of the Supplemental Agreements and the terms of the Prospective Connected Transactions are fair and reasonable from a financial point of view insofar as the Independent Shareholders are concerned based on:

     (i) the Board has represented that the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions are expected to be conducted in the ordinary and usual course of business, and on normal commercial terms;

     (ii) the charges of the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions were determined based on one of the following methods: tariffs/standards set or guided by the Chinese regulatory authorities, or by reference to market rates, or are based on reasonable cost or reasonable cost plus reasonable margin as negotiated on an arm's length basis between the relevant parties;

     (iii) the Listed Group and/or the Target Group have received undertakings from the Parent Group that the terms of the services provided to the Listed Group and/or the Target Group will not be less favourable than the same or similar services provided to any third parties, where such third parties exist;

     (iv) the independent appraiser, Chesterton, has confirmed that the rental charges payable under relevant lease and sub-lease agreements are fair and reasonable so far as the Target Group is concerned, and do not exceed market rates; and

     (v) the Prospective Connected Transactions are identical in nature and substance to the corresponding Existing Connected Transactions.

SUMMARY

     Having considered the above principal factors and reasons, we draw your attention to the following key factors in arriving at our opinion (based on the results of all analyses taken as a whole):

     (a) the Board's view that the Acquisition will enhance the Company's market position, improve its growth prospect, enable it to achieve significant operating synergy, result in substantial earnings accretion and improve its capital efficiency;

     (b) the representation made by the Board that the Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms, the purchase price payable by the Company for the Target Assets and the other terms of the Acquisition are, in the Board's opinion, fair and reasonable as well as the terms of the deferred consideration are more attractive to the Company than the usual terms of a commercial bank loan of a similar amount and tenure, and the Acquisition is in the best interests of the Company and its Shareholders;

     (c) the valuation of the Target Assets implied by the purchase price of the Acquisition and net debt assumed for the Acquisition: (i) is at a discount to the range of our DCF analysis, (ii) represents a discount to the relevant trading multiples of the Company and is reasonable when compared to those of other comparable companies, and (iii) is reasonable in the context of multiples implied by recent comparable transactions;

     (d) the Board is of the opinion that the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions have been entered into, and will be carried out, in the ordinary and usual course of business of the Combined Group and on normal commercial terms;

     (e) the pricing of the Prospective Connected Transactions and the Existing Connected Transactions were determined based on one of the following methods: tariffs/standards set or guided by the Chinese regulatory authorities, or by reference to market rates, or are based on reasonable cost or reasonable cost plus reasonable margin as negotiated on an arm's length basis between the relevant parties. Furthermore, the Prospective Connected Transactions are identical in nature and substance to the corresponding Existing Connected Transactions;

     (f) the Waiver, when approved by the Exchange, is expected to be (i) effective until December 31, 2005 and (ii) subject to, among other things, the Company complying with such other conditions stated in the "Letter from the Chairman" on pages 27 to 31 of the Circular;

     (g) if any of the values of the Prospective Connected Transactions exceeds the relevant monetary limits or if any of the terms of the agreements related to the transactions, or the nature of the transaction is altered (unless as provided for under the terms of the relevant agreement) or if the Combined Group enters into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions;

     (h) the Acquisition Agreement includes warranties in favor of the Company and provisions providing for liability for breach of the warranties; and

     (i) the Company has the right to terminate the Acquisition Agreement if, among other events, a material adverse change takes place at any time after signing of the Acquisition Agreement and before the completion of the Acquisition.

OPINION

     Based upon and subject to the foregoing, we consider as the date hereof that the terms of the Acquisition, the Supplemental Agreements and the Prospective Connected Transactions are fair and reasonable, from a financial point of view, insofar as the Independent Shareholders are concerned.

     This letter is provided to the Independent Board Committee of the Company in connection with and for the purposes of its evaluation of the Acquisition, the transactions contemplated under the Supplemental Agreements and the Prospective Connected Transactions. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                                              Yours faithfully,
                                                           For and on behalf of
                                  J.P. Morgan Securities (Asia Pacific) Limited
                                                                  Todd R. Marin
                                                              Managing Director

/9/Industry Background

     The telecommunication industry in China has experienced rapid growth in recent years. According to the MII, the total number of wireline access lines in service increased from 144.8 million as of the end of 2000 to 214.4 million as of the end of 2002, representing a compound annual growth rate of 21.7%. Wireline telephone penetration rate increased from 11.4% to 16.7% during the same period. As a result of the increasing demand for information services and technology development, the market for data communications and Internet services in China also experienced rapid growth during that period. The number of Internet users in China increased from 22.5 million as of the end of 2000 to
49.7 million as of the end of 2002, representing a compound annual growth rate of 48.6%.

     The following table sets forth certain information relating to the telecommunications and information industry in China as of the dates indicated.

----------
/9/14.30(5)
14.14(4)
14.16(7)
14.16(8)

                                        As of December 31,      Compound Annual
                                                                  Growth Rate
                                     ------------------------   ---------------
                                     2000     2001      2002       (2000-2002)
                                     -----   ------   -------   ---------------

China's population (in millions)     1,267    1,276     1,285               0.7%
China's GDP per capita (RMB)         7,081    7,543     8,184               7.5%
Wireline telephone
Access lines in service (in
millions)                            144.8    180.4     214.4              21.7%
Penetration rate/(1)/                 11.4%    14.1%     16.7%               --
Internet
Users (in millions)                   22.5     33.7      49.7              48.6%
Penetration rate/(1)/                  1.8%     2.6%      3.9%               --

     (1) Determined by dividing the number of access lines in service or users by the total population of China.

     Sources: Data in respect of China's population and GDP per capita, which is calculated at current prices, are derived from information published by the National Statistical Bureau; data in respect of wireline access lines in service are derived from information published by the MII; data in respect of Internet users of 2000 and 2001 are derived from information published by China Internet Network Information Centre, or CNNIC, and that of 2002 are derived from information published by the MII.

     The Parent and the Company face competition from other telecommunications service providers, such as China Netcom Group, China Mobile, China Unicom and China Railcom in their wireline telephone, data, Internet, and leased line services. All of the principal competitors are wholly or majority owned by the Chinese government. The government encourages orderly and fair competition in the telecommunications industry in China. Currently, providers of basic telecommunications services (see Appendix II, "Regulations -- Licensing" for definitions of "basic telecommunications services") must apply for a license from the MII. Only a limited number of providers have obtained licenses to provide basic telecommunications services in China.

Market Environment of the Target Group

     The Target Service Areas accounted for 18.9% of the total GDP of China in 2002, with a compound annual growth rate of GDP of 9.3% from 2000 to 2002. The wireline penetration rate in the Target Service Areas reached 13.4% as of December 31, 2002. The penetration rate in these service regions is relatively low compared to that in the Listed Service Areas. The Board believes this will enhance growth potential for the Company.

     The map below indicates the Target Service Areas, which consist of Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing municipality and Sichuan province, as well as the Listed Service Areas. The accompanying table sets out selected demographic and market information related to these service areas and the whole country as of or for the year ended December 31, 2002, unless otherwise indicated.

     \raster(95%,p)="China_Map"

                                                   Target
                                                   Service
                                                    Areas        China
                                                   -------      --------
Population (in millions)                               303         1,285
GDP per capita (RMB)/(1)/                            6,538         8,184
2000-2002 compound annual growth rate of GDP/(1)/      9.3%          8.2%
Wireline telephone penetration rate/(2)/              13.4%         16.7%
Number of Internet subscribers (in thousands)        7,569/(3)/   49,700/(4)/
Internet penetration rate/(5)/                         2.5%          3.9%
     (1) GDP is calculated at current prices.

     (2) Calculated by dividing the number of wireline access lines in service by the relevant population.

     (3) Excludes inactive subscribers, who have registered accounts with the Target Group but have not used the Target Group's Internet access services.

     (4) Includes inactive subscribers.

     (5) Calculated by dividing the number of Internet subscribers by the relevant population.

     Sources: Data in respect of China's population, 2002 GDP per capita, 2000 to 2002 compound annual growth rate of GDP and wireline telephone penetration rate of China are derived from information published by the National Statistical Bureau and MII; data in respect of wireline access lines in service are derived from information provided by Provincial Telecommunications Administrations in the Target Service Areas; and data in respect of Internet users are derived from information published by the MII.

Overview of the business of the Target Group

     The Target Group is the leading provider of wireline telephone, data, Internet and leased lines services in its service regions. The following table sets forth the percentages of contribution by the Target Group's different services to its total operating revenues for the periods indicated:

                                                                   Six months
                                             Year ended               ended
                                       ------------------------    ----------
                                            December 31,             June 30,
                                       ------------------------    ----------
                                          2001          2002          2003
                                       ----------    ----------    ----------
Wireline telephone services:
Local
Installation fees                             1.5%          1.7%          1.8%
Monthly fees                                 16.0%         19.2%         20.2%
Local usage fees                             36.0%         35.3%         34.3%
Domestic long distance/(1)/                  18.6%         16.9%         16.1%
International long distance/(1)(2)/           1.2%          1.2%          1.1%
Interconnection                               4.7%          4.6%          5.1%
Upfront connection fees                       8.2%          7.5%          6.4%
                                       ----------    ----------    ----------
Sub-total                                    86.2%         86.4%         85.0%
Data and Internet services:
Internet/(3)/                                 2.0%          3.3%          4.6%
Managed data/(4)/                             1.8%          1.9%          1.7%
                                       ----------    ----------    ----------
Sub-total                                     3.8%          5.2%          6.3%
Leased line services                          3.7%          3.3%          3.1%
Other services/(5)/                           6.3%          5.1%          5.6%
                                       ----------    ----------    ----------
Total operating  revenue
of the Target Group                         100.0%        100.0%        100.0%
                                       ==========    ==========    ==========
(1) Includes revenue from VoIP long distance services.

(2) Includes revenue from calls to Hong Kong, Macau and Taiwan.

(3) Includes revenue from dial-up, dedicated and broadband Internet access services as well as value-added data services.

(4) Includes revenue from DDN, frame relay and ATM services.

(5) Include revenue from value-added voice services and sales and maintenance of customer-end equipment, and lease of telecommunications network facilities.

Wireline Telephone Services

     The wireline telephone services of the Target Group consist of local telephone, domestic and international long distance and interconnection services.

     Wireline telephone services are the Target Group's main services, generating 86.4% of its total operating revenue in 2002. Revenue generated by these services in the Target Service Areas increased from RMB27,546 million in 2001 to RMB29,420 million in 2002 and reached RMB15,519 million in the six months ended June 30, 2003. The demand for value-added voice and information services has also increased in recent years. The Target Group's wireline telephone services will continue to provide steady revenue stream and drive the overall earnings growth of the Combined Group.

Local Telephone Services

     The local telephone services in the Target Service Areas have grown significantly in terms of number of access lines in service in recent years, representing the largest revenue source for the wireline telephone services of the Target Group and contributing 56.2% of its total operating revenue in 2002 and 56.3% in the six months ended June 30, 2003, as compared to 53.5% in 2001.

     Access lines. The following table sets out selected information regarding the local telephone services of the Target Group as of the dates indicated:

                                                                                                  As of
                                           As of December 31,                                    June 30,
                                           -------------------                                 ------------
                                                    2000               2001         2002           2003
                                           -------------------      ----------   -----------   ------------
                                              (in thousands,
                                           except percentages)
Number of access lines in service/(1)/:
Residential                                             20,800          26,166        30,165         32,663
Enterprise                                               3,350           3,664         3,931          3,849/(2)/
Public telephones                                        1,006           1,265         1,783          2,029
Wireless local access                                      283           1,260         4,049          6,532
                                           -------------------      ----------   -----------   ------------
Total/(3)/                                              25,440          32,356        39,929         45,073
Wireline telephone penetration rate                        8.5%           10.8%         13.4%          15.1%/(4)/
Market share measured by number of
access lines in service/(5)/                              99.7%           99.3%         98.6%          98.3%

<F1>
     (1)  Includes ISDN lines as measured by the number of bearer channels.
<F2>
     (2) The decline in the number of access lines in service for enterprise subscribers from 3.9 million ended December 31, 2002 to 3.8 million ended June 30, 2003 is due to an elimination of inactive enterprise subscribers.
<F3>
     (3) The total number of access lines in service is different with the sum of all kinds of access lines because of rounding discrepancies.

<F4>
     (4) Population used for calculating the penetration rate is estimated based on the population as of the end of 2002, and assuming that the growth rate in the first half of 2003 is the same as the growth rate in 2002.
<F5>
     (5) Sources: Data in respect of the number of the Target Group's access lines in service are provided by the Target Group. Data in respect of the total number of access lines in the Target Service Areas are derived from the Provincial Telecommunications Administrations in the Target Service Areas.

     The number of the Target Group's access lines in service has increased rapidly from 25.4 million as of the end of 2000 to 39.9 million as of the end of 2002 and 45.1 million as of June 30, 2003. The Target Group had a 98.3% market share in the Target Service Areas in terms of the number of access lines in service as of June 30, 2003. The wireline penetration rate in the Target Service Areas increased from 8.5% as of the end of 2000 to 15.1% as of June 30, 2003.

     Being an extension and supplement to local wireline telephone services, wireless local access provides personal communications at an attractive price and enjoys strong demand in niche markets. The continued decline in the price of wireless access equipment has made it a more profitable business. The Target Group's wireless local access customers grew by 2.5 million in the first half of 2003.

     The Target Group also operates an extensive network of public telephones in the Target Service Areas, and the number of public telephones reached approximately 2.0 million as of the end of June 30, 2003. Public telephone services are targeted at the large and fast growing mobile population in the Target Service Areas. The Company believes demand for the Target Group's public telephone services in these areas will continue to expand.

     Service usage. The following table sets out certain usage information regarding the Target Group's local telephone services for the periods indicated:

                                                                     Six months
                                                                        ended
                                           Year ended December 31,     June 30,
                                           -----------------------   ----------
                                           2000     2001     2002       2003
                                           -----   ------   ------   ----------

Total usage (pulses in billions)/(1),(2)/   79.9    111.4    119.8         59.6
Total usage (minutes in billions)/(3)/      88.1    118.7    121.6         57.3
     (1) Pulses are the billing units for calculating local telephone usage fees. The definition of a pulse for intra-district calls changed in connection with the 2001 tariff adjustments. The pulse data for 2000 were converted into pulses under the new definition through a statistical sampling of calling patterns, and may be subject to certain statistical error. See "-Tariffs" for the respective definitions of a pulse before and since the 2001 tariff adjustments.

     (2) Includes 8.1 billion pulses in 2000, 20.1 billion pulses in 2001, 19.3 billion pulses in 2002 and 6.9 billion pulses in the six months ended June 30, 2003, in respect of Internet dial-up usage generated by our Internet subscribers and subscribers of other Internet access providers.

     (3) Minutes reported were calculated from pulses through a statistical sampling of calling patterns.

     The total usage of the Target Group's local telephone services, including those associated with voice and VoIP long distance calls, increased from 111.4 billion pulses in 2001 to 119.8 billion pulses in 2002 and reached 59.6 billion pulses in the six months ended June 30, 2003. Dial-up Internet usage as a percentage of total local usage in terms of pulses, decreased from 18.0% in 2001 to 16.1% in 2002 and 11.5% in the six months ended June 30, 2003. Tariffs for the communications fees of dial-up Internet access were much lower than the usage fees for voice services.

     Tariffs. For its local telephone services, the Target Group charges an upfront installation fee, a fixed monthly fee and local call usage fees based on call duration. The tariffs are regulated by the Chinese government. The local call usage fees are either intra-district or inter-district, depending upon whether a call is within a single service district or between service districts. In December 2000, the Chinese government issued a notice of tariff adjustments, which the Target Group implemented in the first half of 2001. The tariff adjustments changed the tariff levels for many telecommunications services, including local and long distance telephone, data and leased line services. See Appendix II "Regulations -- Tariff Setting."

     The following table sets out the changes in the Target Group's tariffs before and after the tariff adjustments implemented in 2001 for local telephone services:

                        Before Tariff
                         Adjustments                                After Tariff Adjustments
                    ----------------------   -------------------------------------------------------------------
                             (RMB)

Monthly fee/(1)/:
Residential
customers                         7.6-21.6                                                             10.0-25.0
Enterprise
customers                        12.0-33.0                                                             25.0-35.0
Usage fee:
                       0.18-0.20 per pulse   0.20-0.22 for the first two pulses (first three minutes or less)and
Intra-district               (three minute                                   0.10-0.11 for each additional pulse
                                intervals)                                                (one minute intervals)
Inter-district         0.20-0.50 per pulse                                                   0.20-0.50 per pulse
                    (one minute intervals)                                                (one minute intervals)
Communications
fee:
                       0.09-0.10 per pulse
Internet dial-up             (three minute                                                        0.02 per pulse
                                intervals)                                                (one minute intervals)

<F1>
     (1) Monthly fees for customers vary depending on whether a subscriber is located in the provincial capital, a city, a county or rural areas.

     Prior to July 2001, the Target Group charged an upfront connection fee for basic access services. State guidance rates for connection fees for basic access services varied from time to time and ranged from RMB100 to RMB1,000. The connection fees were eliminated entirely in July 2001. The decrease in and ultimate elimination of the connection fees have stimulated customer growth, especially for residential customers. In addition, all previous surcharges on telephone services, which were mostly levied by provincial and local governments, were eliminated in July 2001.

Domestic Long Distance Services

     The Target Group offers long distance services through its public switched telephone network as well as VoIP long distance services. Total revenue from the Target Group's domestic long distance services represented 16.9% of its total operating revenue in 2002 and 16.1% in the six months ended June 30, 2003, compared to 18.6% in 2001. The Target Group is the largest provider of domestic long distance services in the Target Service Areas, with a 55.7% market share, as measured by total minutes carried through, of all wireline and mobile operators in Target Service Areas in 2002. The market share of the Target Group decreased to 51.8% in the six months ended June 30, 2003. In addition, the Target Group commenced offering VoIP domestic long distance services in 1999. From 2000 to 2002, the proportion of VoIP services in total long distance usage increased from 2.1% to 42.1%.

     Service usage. The following table shows the total minutes of domestic long distance calls carried through the Target Group's long distance network and the market share of its domestic long distance services for the periods indicated:

                                                           Six months ended
                                Year ended December 31,        June 30,
                               -------------------------   ----------------
                                2000     2001      2002         2003
                               ------   -------   ------   ----------------

Total minutes of usage (in
millions)/(1)/                 10,657    12,070   13,168              6,790
Market share/(2)/                80.0%     68.2%    55.7%              51.8%
Percentage of usage via VoIP      2.1%     28.1%    42.1%              45.1%
     (1) Includes calls originated by mobile subscribers that are carried over the Target Group's long distance networks.

     (2) Sources: Data in respect of the number of domestic long distance call minutes of the Target Group are provided by the Target Companies. Data in respect of the total number of domestic long distance call minutes in the Target Service Areas are derived from the Provincial Telecommunications Administrations in the Target Service Areas.

     The decrease in the market share of the Target Group's domestic long distance services from 2000 to June 30, 2003 was mainly attributable to the expansion of mobile operators' long distance networks and their increased routing of long distance calls placed by their mobile subscribers through their own long distance networks as well as increased competition from other wireline long distance service providers. Despite such competition, the total minutes of usage of domestic long distance services of the Target Group have maintained a steady growth through marketing and further development of distribution channels.

     Tariffs. The tariff adjustments in 2001 abolished the distance-based tariff structure, reduced the unit of billing from one minute to six seconds and eliminated long distance call surcharges.

     The following table sets out the tariffs for the Target Group's domestic long distance telephone services before and after the tariff adjustments in 2001, which are based on state tariff rates:

                                    Before Tariff Adjustments             After Tariff Adjustments
                                    -------------------------      ---------------------------------------
                                             (RMB)
Public switched telephone network                                  All at the unified rate of 0.07 per six
services                                                                                           seconds/(1)/
Intra-provincial less than 300 km        0.50-0.60 per minute/(2)/
Intra-provincial more than 300 km             0.60 per minute/(2)/
Inter-provincial less than 800 km             0.80 per minute/(2)/
Inter-provincial more than 800 km             1.00 per minute/(2)/

VoIP services/(3)/                            0.30 per minute                                Not regulated

<F1>
     (1)  A discount rate of up to 4   0% applies to calls made during off-peak
          hours, which are from 12:00 a.m. to 7:00 a.m. every day.
<F2>
     (2) A discount rate of 50% applies to calls made during off-peak hours, which are from 9:00 p.m. to 12:00 a.m. for weekdays and from 7:00 a.m. to 12:00 a.m. on public holidays and weekends; a discount rate of 70% applies to calls made during 12:00 a.m. to 7:00 a.m. everyday.
<F3>
     (3) Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

     The tariff adjustments in 2001 also deregulated the tariffs for VoIP services. VoIP long distance services have lower tariff rates than those for long distance services using public switched telephone networks. However, the Target Group also charges local usage fees on VoIP long distance calls.

International Long Distance Services

     The Target Group is the largest provider of international long distance services in its service regions, with a 65.1% market share in 2002 and a 59.0% market share in the six months ended June 30, 2003 as measured by the total number of outgoing call minutes generated in the Target Service Areas and carried through international gateways of all wireline and mobile operators. The Target Group's international long distance telephone services contributed 1.2% to its total operating revenue in 2001 and 2002 and 1.1% in the six months ended June 30, 2003. The Target Group began offering VoIP international long distance services in 1999, similar to its VoIP domestic long distance services in the Target Service Areas.

     Service usage. The following table sets out certain information related to the usage and market share of the Target Group's international long distance services, including usage of international long distance services by mobile subscribers, for the periods indicated:

                                                                          Six months
                                              Year ended December 31,    ended June 30,
                                             ------------------------   --------------
                                              2000     2001     2002        2003
                                             ------   ------   ------   --------------
Outgoing call minutes (in millions)/(1)/      122.6    155.3    168.7             77.4
Market share by outgoing call minutes/(2)/     78.0%    68.2%    65.1%            59.0%
Percentage of usage via VoIP                    5.1%    43.2%    64.6%            68.5%

<F1>
     (1) Includes calls originated by mobile subscribers that are carried through the international gateways of China Telecommunications Corporation.
<F2>
     (2) Sources: Data in respect of the number of outgoing call minutes of the Target Group are provided by the Target Group. Data in respect of the total number of outgoing call minutes in the Target Service Areas are derived from the Provincial Telecommunications Administrations in the Target Service Areas.

     The market share in terms of outgoing call minutes of the Target Group's international long distance services declined from 78.0% in 2000 to 65.1% in 2002, mainly because mobile operators established their own international gateways and diverted international calls previously placed by their mobile subscribers through the Parent's international gateways (see section 10.1 "On-going Connected Transactions Between the Company and China Telecommunications Corporation -- (b) Supplemental Agreement Relating to Centralized Services, Interconnection, Optic Fibers Leasing and Non-competition Agreement -- Centralized Services" of the Letter from the Chairman.).

     Tariffs. The tariff adjustments in 2001 reduced the basic unit of billing from one minute to six seconds and simplified the rate schedule by abolishing the distance-based tariff structure.

     The following table sets out the international long distance tariffs of the Target Group before and after the tariff adjustments in 2001, which are based on state tariff rates:

                                              Before Tariff Adjustments       After Tariff Adjustments
                                              --------------------------      ------------------------
                                                        (RMB)
Public switched telephone network services:
To Hong Kong, Macau and Taiwan                           5.00 per minute/(1)/       0.20 per 6 seconds
To all international destinations                  5.30-15.00 per minute/(2)/       0.80 per 6 seconds/(3)/
VoIP services/(4)/:

To Hong Kong, Macau and Taiwan                           2.50 per minute                 Not regulated
To all international destinations                        4.80 per minute                 Not regulated

<F1>
     (1)  A discount rate of 40% applied to calls made during off-peak hours.
<F2>
     (2) Rates of RMB5.30-12.00 per minute applied to calls made to Asian countries and regions and a rate of RMB15.00 per minute applied to calls to all other international destinations. A discount rate of 40% applied to calls made during off-peak hours.
<F3>
     (3) A discount rate of up to 40% applies to calls made during off-peak hours.

<F4>
     (4) Does not include separate usage fees for local services when a VoIP call is placed. The local usage fee of a VoIP call is the same as the local usage fee of an intra-district local voice call.

     Since the tariff adjustments, the Target Group charges RMB1.50 per minute for VoIP long distance calls to Hong Kong, Macau and Taiwan and RMB2.40-4.60 per minute for VoIP long distance calls to international destinations, but offers various incentive programs and discounts from time to time.

     The Target Group offers international long distance services through the international gateways of China Telecommunications Corporation. China Telecommunications Corporation negotiates bilateral settlement arrangements and rates based on the international settlement standards in the telecommunications industry, and those settlement arrangements and rates also apply to the Target Group.

Interconnection

     All interconnection and settlement arrangements among public wireline telephone, mobile, and Internet networks in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII in 2001. See Appendix II "Regulations -- Interconnection."

     Subsidiaries of China Telecommunications Corporation, including the provincial subsisting companies in the Target Service Areas, have entered into interconnection agreements with other telecommunications service providers in the Target Service Areas. These agreements provide for interconnection settlement with respect to local calls and domestic and international long distance calls involving the Target Group's networks. In connection with the Reorganization in preparation for the Acquisition, China Telecommunications Corporation has assigned to the Target Companies, and the Target Companies have assumed, its rights and obligations under these agreements. The economic terms and the settlement procedures under those agreements are in accordance with the standards set forth in the interconnection rules and regulations, which are described in more detail in Appendix II "Regulations -- Interconnection."

     Based on the existing interconnection arrangement between the Company and China Telecommunications Corporation, the proposed acquisition of the Target Group would reduce the Combined Group's interconnection revenue and expense with respect to the traffic between the Target Group and the Listed Group, and would increase the Combined Group's interconnection revenue and expense with respect to the traffic between the Target Group and the Parent Group. Please refer to Appendix VI for pro forma adjustments with respect to interconnection revenue and expense of the Combined Group.

Value-added Voice and Information Services

     Value-added voice service. In addition to basic local and long distance services, the Target Group offers a number of value-added voice services. The Target Group continues to leverage its extensive network resources, customer base and distribution channels and cooperate with other service providers to develop new revenue sources, including caller ID display, telephone information services, telephone directory services, conference calling and toll-free services. Caller ID display service has approximately 20.7 million users with a penetration rate of 46.0% as of June 30, 2003 amongst the Target Group's wireline access lines in service. The Target Group has strengthened the promotion of value-added services, gradually introduced new products such as call-center out-sourcing, video conferencing, 17901 direct dial VoIP, "Telephone QQ", wireline short messaging services (\raster(90%,p)="c09") and "Walk with Me". Subscribers are becoming familiar with these branded services through active marketing by the Target Group. The Company believes that these services allow the Company to enhance customer satisfaction and increase its revenue after the Acquisition. As subscribers in China become more accustomed to these value-added voice services, the Company expects significant growth potential in this area.

     Telephone information services. The Target Group has significantly expanded the scope of its automated and operator-assisted telephone information and applications services in recent years. The Target Group's general information services allow users to access information at its standard telephone usage rates plus information usage fees. The Target Group also provides other specialized telephone information and applications services, such as telephone banking and telephone advertising. Total usage of the telephone information services provided by the Target Group reached 281.2 million minutes in the six months ended June 30, 2003. The Target Group intends to further expand the scope and usage of these services and develop flexible revenue sharing arrangements with content and application service providers.

     Telephone directory services. The Target Group publishes telephone directories, known as Yellow Pages, in the Target Service Areas. In addition, the Target Group has introduced online telephone directory and other related information services. The Target Group derives advertising revenue from its printed and on-line directories.

Data and Internet Services

      The Target Group is the leading provider of data and Internet services in the Target Service Areas. The data and Internet services of the Target Group is supported by extensive local access networks in the Target Service Areas and the largest nationwide fiber optic backbone transmission network jointly operated by the Combined Group and the Parent. Revenue from the Target Group's Internet services was RMB1,139 million in 2002, representing 3.3% of its total operating revenue for that year, and reached RMB841 million in the six months ended June 30, 2003, representing 4.6% of its total operating revenue for that period. Revenue from the Target Group's managed data services was RMB642 million in 2002, representing 1.9% of its total operating revenue for that year, and was RMB308 million in the six months ended June 30, 2003, representing 1.7% of its total operating revenue for that period.

     The following table sets forth selected information regarding the data, Internet and related services of the Target Group as of the dates or for the periods indicated:

                                                                       As of or
                                                                       for the
                                                                      six months
                                         As of or for the year          ended
                                           ended December 31,          June 30,
                                     ------------------------------   ----------
                                       2000       2001       2002        2003
                                     --------   --------   --------   ----------

Managed data services:
Number of ports (in thousands):
DDN services                             51.7       64.5       72.1         73.3
Frame relay services                      2.8        5.5        9.4         10.8
ATM services                              0.0        0.1        0.5          0.7
Bandwidth leased (in thousands):
DDN services (x64Kbps)                   46.6       63.8       70.6         79.8
Frame relay services (x128Kbps)           2.7        7.3       15.5         18.2
ATM services (x2Mbps)                     0.0        0.2        5.1          3.7
Dial-up and dedicated Internet
access services:
Dial-up subscribers (in thousands)    1,844.6    4,366.3    5,978.5      6,303.0
Dial-up on-line usage
(minutes in billions)                     7.8       19.1       16.9          6.0
Dedicated Internet access lines
(in thousands)                            1.8        1.8        1.5          1.2
Broadband access services
(in thousands):
DSL subscribers                           1.3       36.1      303.2        688.9
FTTx + LAN subscribers                     --       50.6      187.0        337.9
Others                                     --         --        4.5          3.8

Managed Data Services

     The Target Group's managed data services include DDN, frame relay and ATM services. The Target Group is the market leader in the managed data services in the Target Service Areas.

     DDN services. The Target Group's DDN services provide high-quality and reliable transmission at speeds ranging from 64Kbps to 2Mbps and continue to meet the increasing demand for low-to medium-speed transmission capacity from enterprise customers. DDN systems are composed of optic fibers, digital transmission paths and digital cross multiplexing nodes. DDN systems are capable of providing high-quality private circuits and other services at various data rates to satisfy users' multimedia communications needs.

     Frame relay/ATM services. The Target Group offers advanced high-speed data communications services based on frame relay and ATM technologies. These services enable flexible and cost-effective use of bandwidth resources. Frame relay is a type of connection-oriented packet switching technology that employs statistical multiplexing over a shared network. Frame relay offers both access to a network and transmission of data across a network and is used by customers with significant amounts of data traffic. ATM is a high bandwidth and multiplexing technology. ATM is developed for high data rates with a high quality of service, and can offer integrated voice, data and video services at various data rates.

     Tariffs. The Target Group determines most of the tariffs for its data services within a price range set by the Chinese government. The Target Group generally charges an upfront fee for installation and testing for its data services and a fixed monthly fee. The Target Group offers various incentive programs and discounts for the customers who wish to upgrade to higher brandwidth services. These incentive programs and discounts have stimulated demand for data services.

     The following table sets forth the monthly fees in 2002 for DDN services at the bandwidth of 64Kbps and 2Mbps:

                                           Monthly Fee
                                           -----------
                                              (RMB)
64Kbps
Intra-district                                   1,500
Inter-district                                   2,000
Intra-provincial                                 3,500
Inter-provincial (less than 800 km)              3,500
Inter-provincial (more than 800 km)              3,500
2Mbps
Intra-district                                   6,000
Inter-district                                   8,000
Intra-provincial                                12,000
Inter-provincial (less than 800 km)             12,000
Inter-provincial (more than 800 km)             12,000

     The following tables set forth the monthly fees in 2002 for frame relay and ATM services, which include monthly fees for port access and permanent virtual circuits, or PVCs:

                                 Bandwidth
                                 ---------
                                   2Mbps       10Mbps     100Mbps     155Mbps
                                 ---------   ---------   ---------   ---------
                                  (RMB)
Monthly Fees for port access         1,000       5,000       9,000      10,000
     PVC monthly fees (RMB)/(1)/:

                                PVC Monthly Fees
                                ----------------
Bandwidth   Intra-District   Inter-District   Domestic Long Distance
---------   --------------   --------------   ----------------------
            (RMB)
256Kbps                800            1,150                    2,200
2Mbps                1,500            2,200                    4,000
10Mbps               5,000           11,500                   15,500
155Mbps             14,500           39,000                  130,000

     (1)  One-way tariff for PVC circuits of ATM services.

Dial-up and Dedicated Internet Access Services

     The Target Group is the largest provider of dial-up and dedicated Internet access services in the Target Service Areas in terms of the number of subscribers. The Target Group classifies its dial-up Internet access users into registered users, non-registered users and prepaid users. The Target Group provides a variety of dedicated Internet access services to its business and government customers.

     The dial-up Internet access subscribers of the Target Group increased from
4.4 million as of the end of 2001 to 6.0 million as of the end of 2002 and 6.3 million as of June 30, 2003. Total dial-up usage generated from the Target Group's subscribers declined from 19.1 billion minutes in 2001 to 16.9 billion minutes in 2002, and reached 6.0 billion minutes in the first six months in 2003. The decrease of the dial-up usage was mainly caused by the upgrade made by some of the dial-up subscribers to broadband services.

     To further develop dial-up Internet access services, the Target Group has strengthened its content application services by introducing a new Internet dial-up value-added business known as "D-net". Relying on the extensive dial-up network resources, access number resources and billing channels of the Target Group, the Target Group cooperates with Internet content providers to provide dial-up Internet subscribers with a dedicated platform for value-added services, thereby achieving the integration of dial-up Internet access services with the provision of value-added services by Internet content providers. Upon its introduction, this form of cooperation received immediate positive responses from Internet content providers, increasing the attractiveness of service content to dial-up subscribers and aiding the enhancement of the Target Group's reputation with subscribers.

     Dial-up Internet access services and application services have created more subscriber interest in the Internet. Furthermore, the convenience of dial-up Internet access also satisfies the need of certain customer groups. Due to the interactive relationship between dial-up Internet access services and broadband access services, the Target Group aims to balance the development between dial-up Internet access and broadband access.

     Tariffs. Registered dial-up Internet access users pay an Internet access fee as well as a local communications fee. Dedicated Internet access users pay usage fees for the leased dedicated lines or fiber optic access. The tariff adjustment in 2001 reduced tariffs for dial-up Internet access service.

     The following table sets forth the tariffs for the Target Group's dial-up Internet access services before and after tariff adjustments in 2001:

                                Before Tariff       After Tariff
                                 Adjustments         Adjustments
                               ----------------   ----------------
Dial-up Internet access fees   RMB4.00 per hour   RMB3.00 per hour

     The following table sets forth the tariffs for the dedicated Internet access services in 2002:

Bandwidth           RMB per month
                    -------------
64Kbps-128Kbps              4,000
1Mbps-2Mbps                20,000

Broadband Internet Access

     DSL services. The Target Group promotes DSL services as the primary broadband Internet access means for residential customers and small- and medium-sized enterprise customers. DSL services can be offered over copper wires and are suitable for high-speed Internet access. The Target Group's DSL service charges are based on bandwidth and whether the customer is a residential customer or enterprise customer. The Target Group's service fees include an upfront installation fee, monthly fees and overtime charges. The Target Group had 303,220 DSL subscribers as of the end of 2002 and 688,929 DSL subscribers as of June 30, 2003.

     Fiber-Ethernet access services. The Target Group offers broadband access services through fiber optic cables that directly link Ethernet technology-based LANs in office buildings or high value residential complexes to the Internet. Fiber-Ethernet access uses optic fiber technology and Ethernet protocol to connect residential users and business users to a telecommunications network and greatly expands capacity of the access network. As of the end of 2002 and June 30, 2003, the Target Group had 186,988 customers and 337,902 customers, respectively, using Fiber-Ethernet access services.

     Wireless LAN services. The Target Group provides fast and convenient wireless LAN services through its wireless local area networks in public places, such as airports, hotels, conference centers and office buildings.

     Broadband application services. The Target Group continues to leverage its broadband access networks and distribution channels to develop various broadband application services, such as distance education, distance medical services, video conferencing, on-line games, entertainment and video-on-demand.

     Cooperating with certain service providers and relying on the large subscriber base, network resources, application platforms and the reliable supporting system, customers management and billing channels, the Target Group has introduced ChinaVnet to provide the content/application service providers with billing platforms and channels and to promote to subscribers the modified and consolidated network services provided by the content/application service providers. ChinaVnet actively promotes the continual developments of Internet industrial chain and creates a new business model. Through the integration of content and application from providers and the creation of a rich and varied Internet service for Internet subscribers, ChinaVnet will effectively promote the rapid proliferation of broadband applications and stimulate growth in subscriber base and revenue.

     Tariffs. The following table sets forth the tariffs for DSL services in 2002:

  Type of
  Service    Connection Fee                  Network Fee
-----------  --------------  ---------------------------------------------------
             (RMB per Port)                (RMB per Port)
                               200 per month if less than 120 hours and 4.00 per
Residential             400     hour for every hour exceeding the 120-hour limit
                              800 per month if less than 180 hours, and 6.00 per
Enterprise            1,000     hour for every hour exceeding the 180-hour limit

     (1) Some companies would provide some packaged DSL promotion to meet the needs of customers.

     For customers connected through LANs, the Target Group charges either a monthly network fee plus a fiber optic access fee determined by bandwidth, or a monthly network fee plus an upfront connection fee. The following table sets forth the guidance tariffs for its Fiber-Ethernet access services:

Type of Customer  Port Bandwidth  Connection Fee/(1)/         Network Fee
----------------  --------------  -------------------  -------------------------
                                    (RMB per Port)      (RMB per Port per month)
Residential               10Mbps                  400                        200
                         100Mbps                   --                        300
Enterprise                10Mbps                1,000                      1,000
                         100Mbps                   --                      2,000

     (1) Includes registration fee, installation fee and labor expenses, but does not include equipment fees incurred by customers

System Integration and Other Value-Added Services

     The Target Group offers system integration and solution services to its customers. Its system integration services encompass initial consulting, network planning, network implementation, application development and maintenance. The current development of the Target Group focuses on system integration and information management such as network management and data mining and analysis services.

     The Target Group's Internet data centers primarily offer co-location and web hosting services. It operates many large Internet data centers that together provide more than 6,300 square meters of rack space. As part of those services, the Target Group also leases to its customers various resources at these Internet data centers, such as servers and database storage capacity. In addition, the Target Group is developing a range of Internet-based services to meet increasing corporate outsourcing requirements for website development and maintenance as well as Internet-based applications.

Leased Line Services

     The Target Group also provides leased line services in the Target Service Areas. In addition to leased lines, the Target Group also leases other network elements to business and government customers and other telecommunications service providers. It mainly leases digital circuits, digital trunk lines and optic fibers. The revenue from the Target Group's leased line services is mainly derived from the lease of digital circuits. Revenue from the Target Group's leased line services was RMB1,119 million in 2002, representing 3.3% of its total operating revenue for that year, and reached RMB566 million in the six months ended June 30, 2003.

     The Target Group offers these services as part of its total telecommunications solutions and markets these services to large enterprise customers and other operators through its large enterprise customer service teams. The decline in total digital circuits leased in 2002 and the six months ended June 30, 2003 was primarily due to the reduction of circuits leased by mobile operators in the Target Service Areas, as these operators develop their own network infrastructure. Increasing demand from business and government subscribers has partially offset the impact of such reduction.

     The following table sets forth the total amounts of bandwidth of leased line service of the Target Group as of the dates indicated:

                                                                       As of
                                      As of December 31,             June 30,
                             ------------------------------------   ----------
Leased Digital Circuits         2000         2001         2002         2003
--------------------------   ----------   ----------   ----------   ----------
Total bandwidth (in 2Mbps
 equivalents)                    25,625       29,343       28,326       27,767

     Tariffs. The Target Group charges monthly fees for leased lines based on tariff rates set by the Chinese government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years. The tariff adjustments in 2001 substantially reduced tariffs for leased line services.

     The following table sets forth the tariffs for 2Mbps and 155Mbps digital circuits in 2002:

                                               Monthly Fee
                                               -----------
                                                  (RMB)
2Mbps
Intra-district                                       2,000
Inter-district                                       4,000
Intra-provincial/(1)/                                6,000
Inter-provincial/(1)/ (less than 800km)              6,000
Inter-provincial/(1)/ (more than 800km)              6,000
155Mbps
Intra-district                                      44,000
Inter-district                                      88,000
Intra-provincial/(1)/                              132,000
Inter-provincial/(1)/ (less than 800km)            132,000
Inter-provincial/(1)/ (more than 800km)            132,000

     (1) Does not include the tariffs for local digital circuits and access lines.

Marketing, Distribution and Customer Services

Marketing Initiatives

     The Target Group markets all of its telecommunications services under the "China Telecom" brand name, which is one of the best-known brand names in China. The Target Group offers a full range of differentiated services to its customers to address their telecommunications needs. The Target Group offers individually tailored services to its large enterprise customers, specialized services to its small- and medium-sized enterprise customers and standardized services to its residential customers. In addition, the Target Group plans to increase its advertising activities to enhance customer awareness of its available services and promote brand loyalty.

Sales, Distribution and Customer Services

     Dedicated customer manager system for large enterprise customers. The Target Group has implemented a large enterprise customer manager system. Under this system, dedicated customer managers of the Target Group directly markets their services to large enterprise customers. These customer managers form dedicated management teams based on the industry background or geographical locations of the customers. The Target Group conducts periodic performance reviews and evaluations of the performance of the customer managers based on several factors, including revenue growth, market share, customer satisfaction and customer retention. To strengthen its marketing efforts, the Target Group has increased the total number of its customer managers from 1,979 as of the end of 2002 to 2,422 as of the end of June 2003.

     Community manager system. The Target Group offers integrated sales and maintenance services to small- and medium-sized enterprise customers through its community manager system and divides its community coverage responsibilities by geographical area. The Target Group's community managers are responsible for customer development and customer care. The Target Group links its compensation mainly to the voice traffic in its coverage areas. In addition, community managers of the Target Group are also responsible for gathering market and demand information.

     Contract system in rural areas. Under this system, the Target Group selects certain local residents to be responsible for service promotion, customer development, equipment maintenance and fee collection. This system enables the Target Group to lower operational costs effectively while at the same time satisfying the needs of its rural customers.

     Customer service hotlines. The Target Group provides customer services through its customer service hotlines with the uniform access number of "10000." These customer service hotlines offer unified electronic-based services to the residential and enterprise customers in the Target Service Areas. These customer service hotlines handle service inquiries and service applications, collect bill payments and handle customer complaints.

     Billing services. The Target Group bills its residential customers on a monthly basis and provides a range of payment choices for the convenience of its customers, including direct-debit service, which automatically deducts the monthly payment from the subscriber's designated bank or postal account. The Target Group also provides specially tailored billing and collection services to their large enterprise customers to help them more effectively plan and monitor their telecommunications needs.

     Marketing and sales agencies and other wholesale channels. The Target Group markets its services through its own retail outlets as well as agents and distributors. The Target Group's cooperation with third party agencies and distributors helps it reach a broader customer base and reduce its operating expenses. As of December 31, 2002, the Target Group had a total of 6,149 authorized third-party agencies and distributors in addition to 3,886 retail outlets that the Target Group owned and operated directly.

     The Target Group provides a range of wireline telecommunications services, including, among others, local and long distance telephone and data services, to government agencies and regulatory authorities at all levels as well as to many state-owned enterprises in the Target Service Areas. A number of these government entities and state-owned enterprises are among the largest customers of the Target Group. The Target Group provides these services in the normal course of business and do not offer them any special tariff discounts.

Network System

     The Target Group was able to realize significant economies of scale as a result of the extensive coverage and scale of its network. It employs a variety of advanced technologies and suitable architecture and can be efficiently migrated to the next generation of network technology. The Target Group's network system is managed and operated by its experienced network management and maintenance teams and offers flexible functionality and reliable operation. It supports a comprehensive range of end-to-end wireline telecommunications services and enables customized products to be delivered for a variety of telecommunications needs.

Network Architecture

     The Target Group's network system consists of transport networks, service networks, an application layer and support networks.

     . Transport networks: Transport networks provide the transport functions of voice and data signals for all of the Target Group's services.

     . Service networks: Service networks include wireline telephone network, data networks, Internet network and other service networks such as intelligent networks, and support the Target Group's basic and value-added telecommunications services.

     . Application layer: The application layer provides the platform for a variety of applications and services such as e-commerce, video-on-demand, and on-line games.

     . Support networks: Support networks include signaling networks, digital synchronous networks and network management systems and support the reliable and effective operation of the Target Group's networks at all levels.

Network Capacity and Technology

     Local access networks. The Target Group owns extensive local access networks in the Target Service Areas. As of December 31, 2002, the Target Group's local access networks covered all cities, counties and rural villages in the Target Service Areas. As part of its strategic focus on the data and Internet market, the Target Group continues to expand its broadband local access networks utilizing its existing copper line resources. In addition, the Target Group continues to upgrade its existing local access lines using DSL technology. At the same time, the Target Group is selectively connecting additional large office buildings and business centers with fiber optic access. As of December 31, 2002, the total capacity of DSL access ports of the Target Group reached 686,306 lines. The Target Group has also selectively developed PHS networks for wireless local telephone service to supplement its wireline access systems. Moreover, the Target Group is developing wireless LANs in airports and other commercial centers to provide business travellers with broadband access services.

     Transport network. The Target Group's transport system is based on an advanced, high-speed, large-capacity, secure and reliable fiber optic network throughout its service regions. The Target Group's fiber optic transport network is also supplemented by satellite transmissions and digital microwave links. Its fiber optic network had a total cable length of 263,844 kilometers in its service regions as of the end of 2002. The Target Group's transport network is integrated with the fiber optic network of the Parent Group outside the Target Service Areas, which, together with the Company's current networks, forms the largest nationwide fiber optic transport network in China, and is connected with networks worldwide.

     The Target Group's fiber optic transport network employs SDH architecture and DWDM technology extensively, both of which allow for simpler and more easily managed networks with enhanced reliability. The Target Group uses DWDM technology on most of its long distance transmission routes to expand transmission capacity. The main routes of the Target Group's backbone fiber optic networks in its service regions have been upgraded to 10Gbps-based DWDM systems and provide transmission bandwidth of up to 32 x 10Gbps or 160 x 10Gbps. In addition, the Target Group has deployed self-healing, DXC, 1+1 protection and other protection technologies and provides customers with network services of various levels of reliability based on their requirements.

     Wireline telephone networks. The Target Group's wireline telephone network has been substantially built in the last decade utilizing digital technology. It consists of long distance switching facilities and 69 local switching networks. As of the end of 2002, the total capacity of local switches reached 49.8 million lines, and the capacity of long distance toll switches reached 1.8 million ports. In developing its wireline telephone networks, the Target Group has adopted technologies that enable high capacity and fewer exchanges to reduce its construction and operating costs. The Target Group has installed advanced intelligent networks over its telephone networks. Intelligent networks combine advanced computer technologies with traditional switching techniques to provide flexible value-added services such as prepaid services, virtual private network services and toll free call services.

     Data and Internet networks. The Target Group has developed a large-capacity, high-quality, reliable and extensive data and Internet network system in the Target Service Areas. The Target Group's data and Internet networks allow it to provide services both at the network layer, such as Internet access, managed data and virtual private network services, and at the application layer, such as Internet data center, e-commerce and video-on-demand services. These networks cover all cities and counties in the Target Service Areas. The Target Group's ATM network allows multi-service access and flexible bandwidth management and provides high-quality, integrated end-to-end services.

     The Target Group's Internet network is part of ChinaNET, the largest public Internet network in China, operated by the Parent Group. ChinaNET deploys mainstream Gigabyte routers as the main network technology. Most of its backbone routes allow high-speed transmission with the use of several 2.5Gbps circuits.

     Support networks. The operation of the Target Group's wireline telephone, data and Internet networks depends on various support networks, including a signaling network based on a signaling technology known as Signaling System 7 protocol, a digital synchronous network and network management systems for various networks and services such as Internet data center, e-commerce and video-on-demand services.

     Equipment procurement. The Target Group purchases most of its network equipment from leading international suppliers or their joint ventures in China. The Target Group also purchases from local suppliers a variety of network equipment, such as transport equipment and local switches. The Target Group makes most of its purchases through competitive tenders primarily based on product and service quality, system compatibility and price.

Research and Development

     The Target Group's emphasis on research and development has enhanced a clear vision in market direction, the development of advanced network system and the rollout of new applications and services. The Target Group's research and development is carried out by specialised research centers or small teams of experts. Researchers are primarily responsible for conducting researches on business strategies, network planning and support, new product trials and investment decisions.

IT Systems

     As a consistent corporate focus, the Target Group sought to improve operational and management efficiency through establishing strong IT systems. IT systems (CTG-MBOSS) include the Business Support System (BSS), Operation Support System (OSS) and Management Support System (MSS). Implementation of IT design heralds the technological and organizational restructuring of the IT systems. Adoption of the Enterprise Application Integration (EAI) technology has allowed for smooth interconnection between all major systems, enabling full information sharing within the Company. The planned future development of the IT system is expected to further enhance market responsiveness and improve customer service, significantly raise operation and management levels and strengthen competitiveness.

Organizational Reorganization and Business Process Re-engineering

     Determined to maintain market leadership and improve the Target Group's competitiveness, the Target Group continues to implement internal restructuring and business process re-engineering measures aimed at further gearing toward a "market-oriented, customer-centered and return-driven" business model.

     The Target Group has implemented various initiatives to reorganize its organization and has undertaken a business process re-engineering, or BPR, project. These BPR project aims to effect organizational and operational changes in a number of areas, including organizational structure, network investment process, allocation of network resources, large customer management, billing and collection and employee evaluation and incentive scheme.

     In addition, the Target Group has taken various steps to centralize and streamline the management of its business. For example, the Target Group has improved its capital budgeting process and centralized equipment procurement in order to reduce the cost of network expansion and maximize return on investment. The Target Group has also centralized network maintenance of local networks to optimize the network maintenance system and reduce maintenance costs.

     The Target Group has launched an organizational restructuring that involved all levels of operations. A new "front-end-back-end" structure has been established at each level to enhance market responsiveness. The front-end is composed of "customer interface units" with related marketing functions, while at the back-end, all network resources have been consolidated to provide the front-end with service provisioning, quality control, billing and operation support services. An internal Service Level Agreement (SLA) system has been set up between the front-end and the back-end to ensure more concerted and high quality end-to-end service delivery.

Capital Expenditure

     The table below sets forth the Target Group's historical capital expenditures for the years indicated.

                             Year ended December 31,
                             -----------------------
                                       2001             2002
                             -----------------------   ------
                                (RMB in millions)

Total capital expenditures                    18,787   16,095
     The Target Group has further rationalized the allocation of its capital expenditures in 2002. It has continued to allocate a majority of its capital expenditures to the development of access infrastructure in order to meet the demands of the subscriber growth and to strengthen its position as owners of the "last mile" in the Target Service Areas. Internet and data networks are another major area of capital expenditures as the Target Group capitalized on the surging demand for broadband, managed data and Internet services. In addition, the Target Group has increased expenditures for the Business Support System
(BSS), Operation Support System (OSS) and Management Support System (MSS) as part of its effort to improve customer service quality, operating efficiency and information disclosure.

     The Board expects to fund the capital expenditure needs of the Target Group through a combination of cash generated from operating activities, short-term and long-term bank loans and other debt and equity financing. The Board believes the Target Group will have sufficient resources to meet capital expenditure requirements for the foreseeable future.

Network management and research Facilities

     Apart from the Target Group, the Company will also acquire from the Parent certain assets which are used for network management, research and development purposes. The network management assets to be acquired from the Parent are essential for the smooth operation of the entire China Telecom network systems. Capabilities of the network management assets include function management, resource allocation, performance monitoring, network security and billing. The network management assets also provide certain value-added services, such as SLA reporting and VPN. The research and development assets, including a research institute located in Beijing, are used for developing new telecommunications products and technologies. Based on an asset appraisal report prepared by an independent appraiser appointed by the Company, the value of such assets as of December 31, 2002 amounted to RMB432 million. There has been no material change to the value of such assets after December 31, 2002.

/10/Overview

     The telecommunications industry in China is subject to extensive government regulation. A number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

          The MII, which is responsible for, among other things:

               formulating and enforcing industry policies and regulations as well as technical standards;

               granting telecommunications service licenses;

               supervising the operations and quality of service of telecommunications service providers;

               allocating and administering telecommunications resources such as spectrum and numbers;

               together with other relevant regulatory authorities, formulating tariff standards for telecommunications services;

               formulating interconnection and settlement arrangements between telecommunications networks; and

               maintaining fair and orderly market competition among service providers.

          Provincial communications administrations under the MII, which oversee the implementation of the Ministry's regulations and exercise regulatory authorities delegated by the Ministry within their respective provinces.

          The NDRC, which, together with the MII, sets government guidance tariffs for certain telecommunications services. The actual tariffs charged by providers of telecommunications services are determined by provincial communications administrations, together with the price bureaus of the provinces, autonomous regions or centrally administered municipalities where those providers operate. See the Section headed "Tariff Setting" below. It also approves investment and finance projects exceeding certain capital expenditure amounts as well as foreign investment projects exceeding certain investment amounts.

     In order to provide a uniform regulatory framework to encourage the orderly development of the telecommunications industry, the Chinese government is in the process of drafting a telecommunications law. The Company expects that, if and when the telecommunications law is adopted by the Standing Committee of the National People's Congress, the highest state legislative body in China, it will become the basic telecommunications statute and provide a regulatory framework for the telecommunications industry in China.

Telecommunications Regulations

----------
/10/ 14.30(5)

     China's State Council promulgated the Telecommunications Regulations, which became effective as of September 25, 2000. The Telecommunications Regulations are substantially consistent with, and are primarily intended to streamline and clarify, the existing rules and policies for the telecommunications industry. They provide the primary regulatory framework for China's telecommunications industry in the interim period prior to the finalization and adoption of the telecommunications law.

     The Telecommunications Regulations are intended to develop a transparent and fair regulatory environment to encourage fair and orderly competition and development in the telecommunications industry. The Telecommunications Regulations address all key aspects of telecommunications operations, including, among others, entry into the telecommunications industry, network interconnection, telecommunications resource allocation, tariffs and service standards.

Licensing

     The Telecommunications Regulations adopt the existing regulatory distinction between basic and value-added telecommunications services. Basic telecommunications services include, among others, wireline local and domestic long distance telephone services, international telecommunications services, IP telephone services, mobile communications services (including 3G businesses), satellite communications services, Internet backbone and other data network transmission services, digital trunked communication services, and domestic telecommunications facility services. Value-added telecommunications services include, among others, value-added services provided over wireline telephone networks (e.g., telephone information, call center, voice mail and video conferencing services), value-added services provided over mobile networks, value-added services provided over Internet networks (e.g., Internet data center and Internet access and content services) and value-added services provided over other data networks (e.g., computer information, e-mail and electronic data interchange services). Providers of any basic telecommunications services as well as providers of value-added services in two or more provinces in China must apply for licenses from the MII. In accordance with the approval of the MII, the Target Companies derive their exclusive rights to operate their businesses from their status as subsidiaries controlled by China Telecommunications Corporation, which holds the licenses required for operating telecommunications businesses.

     The State Council has promulgated the Administrative Regulations on Telecommunications Companies with Foreign Investment, which became effective on January 1, 2002. According to those regulations, enterprises with foreign investment may operate basic and value-added telecommunications businesses subject to the approval of the MII and the MOFCOM. Certain limitations have been placed on the registered capital of, and maximum foreign shareholdings in, such enterprises.

     The table below summarizes the foreign ownership and geographic restrictions for telecommunications joint ventures in China:

  Foreign Ownership Percentage and Geographic Restrictions for Foreign-Invested
                         Telecommunications Enterprises

                                                 As of December 31,
Sector          2001             2002               2003               2004             2005        2006              2007
-----------  ----------       -----------       ------------       -----------       ---------    -----------       -----------
Wireline                                                                    25%                            35%               49%
                                                                    (3 cities)/(1)/               (17 cities)/(2)/  (nationwide)

Mobile               25%               35%                                  49%                            49%
             (3 cities)/(1)/  (17 cities)/(2)/                     (17 cities)/(2)/               (nationwide)

Value-added          30%               49%                50%
             (3 cities)/(1)/  (17 cities)/(2)/  (nationwide)

Paging               30%               49%                50%
             (3 cities)/(1)/  (17 cities)/(2)/  (nationwide)

     (1)  The initial three cities are Beijing, Shanghai and Guangzhou.

     (2) The 17 cities are Beijing, Chengdu, Chongqing, Dalian, Fuzhou, Guangzhou, Hangzhou, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Xiamen, Xian, Taiyuan and Wuhan.

     The MII has promulgated the Measures on Administration of Telecommunication Business Licenses, which became effective on January 1, 2002. Those regulations apply to the application for, and examination and approval of, telecommunications business licenses in China.

Tariff Setting

     The levels and categorization of most of the Combined Group's current tariffs are subject to regulation by various government authorities, including the MII, the NDRC, and, at the local level, the relevant provincial communications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government fixed tariffs, government guidance tariffs and market based tariffs.

     Currently, the monthly fee and usage fee for wireline local telephones services are determined by the relevant provincial communications administrations and provincial price bureaus, based on a guidance tariff range set by the MII in consultation with the NDRC. Tariffs for all domestic and international long distance service using public switched telephone networks, leased lines and other basic telecommunications services are fixed jointly by the MII and the NDRC. Tariffs for telecommunications services in respect of which effective competition has already developed, as determined by the MII according to the market conditions, may be set by the service providers. The Target Companies derive a substantial portion (in excess of 70%) of their revenues from services that are subject to government guidance tariffs and government fixed tariffs. Currently, the MII allow tariffs for VoIP, Internet access services and certain value-added services provided over wireline telephone networks, such as telephone information, caller identification, voice mail and video conferencing services, to be set by service providers.

     There is uncertainty with respect to how the MII would make a determination regarding effective competition as the MII has not publicly disclosed the criteria it uses for determining whether a certain type of service should be subject to market based tariffs. Under the Telecommunications Regulations, cost should be the primary basis for tariff setting, but the tariff level should also take into account social and economic development, the development of the telecommunications industry and consumers' ability to afford the services. The MII has not provided a timetable for tariff deregulation or indicated that service providers will eventually be permitted to freely set all tariffs.

     Over the past few years, the Chinese government has adjusted the tariffs for telecommunications services, including the elimination of connection fees in July 2001. See the section headed "Appendix I -- Wireline Telephone Services." In general, the Company expects these adjustments to stimulate the overall usage of its telecommunications services. The Company also expects that increased flexibility in setting certain tariffs will allow it to better respond to changes in market demand and competitive conditions.

     The Chinese government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing mandatory or guidance tariff rates, which are attended by, among others, telecommunications operators and consumers.

Interconnection

     Under the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks promulgated by the MII in May 2001, major telecommunications operators in China cannot refuse requests for interconnection and must enter into interconnection agreements upon request by other service providers. Interconnection agreements must be filed with the MII. Interconnection agreements may not be terminated unilaterally without prior approval by the MII.

     The Telecommunications Regulations further provide that the technical standards and settlement methods for network interconnections be formulated by the MII. The Rules on the Settlement of Communication Fees between Telecommunications Networks promulgated by the MII in March 2001 provide in detail revenue sharing methods and settlement mechanisms between telecommunications network operators. Such revenue sharing methods are reviewed by the government periodically. In accordance with these regulations, Parent Group has entered into various interconnection agreements with other telecommunications service providers, including China Mobile, China Unicom, China Netcom Group and China Railcom.

     The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls before and after the regulatory adjustment in 2001:

Network From
Which Calls    Network At Which                                New Settlement
Originated     Calls Terminated   Old Settlement Arrangement     Arrangement
------------   ----------------   --------------------------   --------------
                                         (1) Mobile operator       (1) Mobile
Mobile           Wireline local        collects the cellular         operator
network                 network        usage charge from its     collects the
                                                 subscribers   cellular usage
                                                                       charge
                                                                     from its
                                                                  subscribers

                                    (2) Mobile operator pays       (2) Mobile
                                       RMB0.05 per minute to         operator
                                           wireline operator     pays RMB0.06
                                                                per minute to
                                                                     wireline
                                                                     operator

Wireline         Mobile network        No revenue sharing or       No revenue
local                                             settlement       sharing or
network                                                            settlement

     The following table sets forth selected interconnection revenue sharing and settlement arrangements for public switched telephone network domestic long distance calls before and after the regulatory adjustment in 2001:

Network From
Which Calls    Network At Which                                New Settlement
Originated     Calls Terminated   Old Settlement Arrangement     Arrangement
------------   ----------------   --------------------------   --------------
                                  (1) RMB0.14 per minute for
                                     operator at area A, the      RMB0.06 per
                    Wireline or    rest of the long distance       minute for
                 mobile network        tariff for operator C     operator  A,
                     at area B,                                   RMB0.06 per
               through the long                                    minute for
Wireline or    distance network                                   operator B,
mobile at         of operator C    (2) No settlement between      the rest of
area A                               operator C and operator         the long
                                      on the terminating end         distance
                                                  at area  B       tariff for
                                                                   operator C

     The following table sets forth selected interconnection revenue sharing and settlement arrangements for VoIP domestic long distance calls before and after the regulatory adjustment in 2001:

Network From
Which Calls    Network At Which                                New Settlement
Originated     Calls Terminated   Old Settlement Arrangement     Arrangement
------------   ----------------   --------------------------   --------------
                                                               (1) Operator C
                                                                 collects the
                                                                    VoIP long
                                                                     distance
                                                                 charges from
                                                                          its
                                                                  subscribers

Wireline         Wireline local        No revenue sharing or   (2) Operator C
local or              or mobile                   settlement     pays RMB0.06
mobile               network at                                 per minute to
network at       area B through                                 operator B on
area A         the VoIP network                                           the
                  of operator C                                   terminating
                                                                          end

                                                                       (3) No
                                                                   settlement
                                                                      between
                                                               operator C and
                                                                operator A on
                                                                          the
                                                                  originating
                                                                          end

     Effective November 1, 2002 the MII has unified the minimum level of the termination rate for international calls, including for this purpose calls from Hong Kong, Macau and Taiwan, terminating in China. Such termination rate is required to be no less than US$0.17 per minute, but can be higher depending on negotiations between the carriers.

Technical Standards

     The MII sets industry technical standards for telecommunications terminal and interconnection-related equipment used in the public telecommunications networks. A network access license from the MII and other relevant regulatory authorities is required for all such equipment. Most of the standards set by the MII conform to standards recommended by the International Telecommunications Union and other international telecommunications standards organizations.

Capital Investment

     To ensure the orderly development of telecommunications infrastructure and services, the State Council authorizes the MII to approve any plan to establish a nationwide telecommunications network or a network involving a total capital investment of RMB50 million to RMB200 million. The State Council also authorizes the NDRC, to exercise responsibility over the approval of specific aspects of such investment projects. Any investment project with total capital investment in excess of RMB200 million must obtain approval from the State Council.

Telecommunications Resources

     The MII is responsible for the administration and allocation of telecommunications resources in China, including radio frequencies and telecommunications network numbers. The use of these resources by telecommunications service providers is subject to the approval of the MII or the relevant provincial communications administrations and a usage fee payable to the Chinese government. However, the standards for usage fees of telecommunications network numbers have not yet been stipulated and it is not clear when telecommunications service providers, including the Target Group, will be required to pay such fees.

Quality of Service

     Under the Telecommunications Regulations, the MII and the relevant provincial communications administration have the responsibility of supervising and monitoring the quality of services provided by telecommunications service providers in China. Under the Telecommunications Regulations, customers of telecommunications service providers have the right to submit their complaints to the MII and the relevant provincial communications administration or other relevant government authorities.

Universal Services

     Under the Telecommunications Regulations, telecommunications service providers in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the Chinese government, and the MII has been given authority by the Chinese government to delineate the scope of its universal service obligations. The MII may also select universal service providers through a tendering process. The MII, together with government finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated and there are currently no specific regulatory requirements relating to the provision of universal services in China.

\raster(100%,p)="KPMGlogo100"

To the Board of Directors of China Telecom Corporation Limited
(Incorporated in The People's Republic of China with limited liability)

     We have audited the accompanying combined financial statements of Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and their subsidiaries (collectively referred to as "the Target Group") on pages 89 to 124 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF MANAGEMENT AND AUDITORS

     The Target Group's management are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

     It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

     We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Target Group's management in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Target Group's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

     In our opinion, the combined financial statements give a true and fair view of the state of affairs of the Target Group as at December 31, 2001 and 2002 and June 30, 2003 and of the Target Group's results and cash flows for each of the years in the two-year period ended December 31, 2002 and for the six-month period ended June 30, 2003 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

KPMG
Certified Public Accountants

Hong Kong, China
October 23, 2003

/11/COMBINED BALANCE SHEETS
(Amounts in millions)
                                          December 31,     June 30,
                                        ----------------   --------
                                 Note    2001      2002      2003
                                 ----   -------   ------   --------
                                          RMB       RMB       RMB

ASSETS

Non-current assets
Property, plant and equipment,
net                                 3    82,710   71,596     72,503
Construction in progress            4     9,490    7,650      8,259
Lease prepayments                           518      617        620
Interests in associates             5        50       35         39
Investments                         6     2,563        1          1
Deferred tax assets                 7     1,816    2,408      2,819
Other assets                       16     2,939    3,254      3,367
                                        -------   ------     ------
Total non-current assets                100,086   85,561     87,608
                                        -------   ------     ------
Current assets
Inventories                         8       824      687        769
Accounts receivable, net            9     2,928    3,097      3,727
Prepayments and other current
assets                             10     2,024    1,116      1,007
Time deposits with maturity
over three months                            77       36         33
Cash and cash equivalents          11     3,815    2,262      2,323
                                        -------   ------   --------
Total current assets                      9,668    7,198      7,859
                                        -------   ------   --------
Total assets                            109,754   92,759     95,467
                                        =======   ======   ========

The notes on pages 95 to 124 form part of these financial statements.

----------
/11/ 14.30(5)

COMBINED BALANCE SHEETS
(Amounts in millions)

                                                      December 31,     June 30,
                                                   -----------------   --------
                                           Note     2001      2002       2003
                                           -----   -------   -------   --------
                                                     RMB       RMB        RMB
LIABILITIES AND OWNER'S EQUITY
Current liabilities
Short-term debt                               12    15,087    21,161     21,011
Current portion of long-term debt             12     5,095     3,455      4,837
Accounts payable                              13     9,152     7,329      7,109
Accrued expenses and other payables           14     5,258     6,031      6,642
Income tax payable                                      --        --      1,068
Current portion of finance lease
 obligations                                  15       203        67         66
Current portion of deferred revenues          16     3,970     3,878      3,640
                                                   -------   -------   --------
Total current liabilities                           38,765    41,921     44,373
                                                   -------   -------   --------
Net current liabilities                            (29,097)  (34,723)   (36,514)
                                                   -------   -------   --------
Total assets less current liabilities               70,989    50,838     51,094
                                                   -------   -------   --------
Non-current liabilities
Long-term debt                                12    14,681    12,741     10,379
Finance lease obligations                     15       367        82         51
Deferred revenues                             16    12,112    10,123      9,319
Deferred tax liabilities                       7     6,110        --        106
                                                   -------   -------   --------
Total non-current liabilities                       33,270    22,946     19,855
                                                   -------   -------   --------
Total liabilities                                   72,035    64,867     64,228
Minority interests                                      48        52         53
Owner's equity                                      37,671    27,840     31,186
                                                   -------   -------   --------
Total liabilities and owner's equity               109,754    92,759     95,467
                                                   =======   =======   ========

Approved and authorised for issue by China Telecommunications Corporation on October 23, 2003.

 Zhou Deqiang          Chang Xiaobing               Wu Andi
---------------    ----------------------    ----------------------
General Manager    Deputy General Manager    Deputy General Manager

The notes on pages 95 to 124 form part of these financial statements.

COMBINED STATEMENTS OF OPERATIONS
(Amounts in millions)

                                                                        Six-month
                                                                          period
                                                       Years ended        ended
                                                       December 31,      June 30,
                                                    -----------------   ---------
                                             Note     2001      2002      2003
                                             ----   -------   -------   ---------
                                                      RMB      RMB         RMB
Operating revenues                             17    31,951    34,068      18,247
Operating expenses
Depreciation and amortisation                       (10,724)  (12,123)     (5,136)
Network operations and support                      (11,621)  (12,097)     (5,534)
Selling, general and administrative                  (4,550)   (4,993)     (2,602)
Other operating expenses                       18      (538)     (236)       (112)
                                                    -------   -------   ---------
Total operating expenses                       19   (27,433)  (29,449)    (13,384)
                                                    -------   -------   ---------
Operating profit                                      4,518     4,619       4,863
Deficit on revaluation of property, plant
and equipment                                   3        --   (14,690)         --
Net finance costs                              20    (1,169)   (1,512)       (726)
Investment (loss)/income                                 (9)       59          --
Share of profit from associates                          --         2          --
                                                    -------   -------   ---------
Profit/(loss) before taxation and minority
interests                                             3,340   (11,522)      4,137
Taxation                                       21      (230)    4,437        (763)
                                                    -------   -------   ---------
Profit/(loss) before minority interests               3,110    (7,085)      3,374
Minority interests                                       (7)       (6)         (3)
                                                    -------   -------   ---------
Net profit/(loss)                                     3,103    (7,091)      3,371
                                                    =======   =======   =========

The notes on pages 95 to 124 form part of these financial statements.


COMBINED STATEMENTS OF OWNER'S EQUITY
(Amounts in millions)

                                                                  Retained
                                                                  earnings/    Total
                                          Revaluation   Other      owner's    owner's
                                    Note    reserve    reserves    capital     equity
                                    ----  -----------  --------   ---------   -------
                                              RMB         RMB        RMB        RMB
Balance as at January 1, 2001                      --        --      32,539    32,539
Net profit                                         --        --       3,103     3,103
Contributions from owner                           --        --       4,307     4,307
Distributions to owner                             --        --      (2,040)   (2,040)
Assets distributed to owner            1           --        --        (238)     (238)
                                          -----------  --------   ---------   -------
Balance as at December 31, 2001                    --        --      37,671    37,671
Net loss                                           --        --      (7,091)   (7,091)
Contributions from owner                           --        --       1,482     1,482
Distributions to owner                             --        --      (2,221)   (2,221)
Assets distributed to owner in
connection with the Restructuring      1           --        --      (5,189)   (5,189)
Revaluation surplus                    3          760        --          --       760
Recognition of deferred tax assets     7           --     2,408          --     2,408
Elimination of net deferred tax
liabilities                            7           --        --          20        20
                                          -----------  --------   ---------   -------
Balance as at December 31, 2002                   760     2,408      24,672    27,840
Net profit                                         --        --       3,371     3,371
Contributions from owner                           --        --          52        52
Distributions to owner                             --        --         (77)      (77)
Deferred tax on amortisation of
land use rights realised                           --       (24)         24        --
                                          -----------  --------   ---------   -------
Balance as at June 30, 2003                       760     2,384      28,042    31,186
                                          ===========  ========   =========   =======

The notes on pages 95 to 124 form part of these financial statements.

COMBINED STATEMENTS OF CASH FLOW
(Amounts in millions)

                                                                        Six-month
                                                                         period
                                                       Years ended       ended
                                                       December 31,      June 30,
                                                    -----------------   ---------
                                             Note     2001      2002      2003
                                             ----   -------   -------   ---------
                                                      RMB       RMB        RMB
Net cash from operating activities            (a)    13,887    15,056       8,290
                                                    -------   -------   ---------
Cash flows from investing activities
Capital expenditure                                 (20,015)  (17,638)     (6,878)
Purchase of investments                                (327)     (129)         (4)
Lease prepayments                                      (145)     (303)        (11)
Proceeds from disposal of property, plant
and equipment                                            79        64          28
Increase in time deposits with maturity
over three months                                       (57)      (27)        (26)
Maturity of time deposits with maturity
over three months                                        20        68          29
                                                    -------   -------   ---------
Net cash used in investing activities               (20,445)  (17,965)     (6,862)
                                                    -------   -------   ---------
Cash flows from financing activities
Capital element of finance lease payments               (40)     (476)        (32)
Proceeds from bank debt                              25,489    36,233      18,889
Repayments of bank debt                             (21,011)  (33,800)    (20,050)
Cash distributions to minority interests                 --        (2)         (2)
Cash contributions from owner                         3,757     1,284          52
Cash distributions to owner                          (2,319)   (1,883)       (224)
                                                    -------   -------   ---------
Net cash from/(used in) financing
activities                                            5,876     1,356      (1,367)
                                                    -------   -------   ---------
Net (decrease)/increase in cash and cash
equivalents                                            (682)   (1,553)         61
Cash and cash equivalents at beginning of
year/period                                           4,497     3,815       2,262
                                                    -------   -------   ---------
Cash and cash equivalents at end
of year/period                                        3,815     2,262       2,323
                                                    =======   =======   =========

The notes on pages 95 to 124 form part of these financial statements.

COMBINED STATEMENTS OF CASH FLOW
(Amounts in millions)

(a) Reconciliation of profit/(loss) before taxation and minority interests to net cash from operating activities

                                                                      Six-month
                                                                        period
                                                     Years ended        ended
                                                     December 31,      June 30,
                                                  -----------------   ---------
                                                    2001      2002      2003
                                                  -------   -------   ---------
                                                    RMB       RMB        RMB
Profit/(loss) before taxation and minority
interests                                           3,340   (11,522)      4,137
Adjustments for:
Depreciation and amortisation                      10,724    12,123       5,136
Deficit on revaluation of property, plant and
equipment                                              --    14,690          --
Provision for doubtful accounts                       234       280         142
Investment loss/(income)                                9       (59)         --
Share of profit from associates                        --        (2)         --
Interest income                                       (67)      (34)        (12)
Interest expense                                    1,842     1,880         910
Unrealised foreign exchange (gains)/losses            (27)       61          31
Loss on retirement and disposal of property,
plant and equipment                                 1,006     1,252         333
Decrease/(increase) in accounts receivable            598      (449)       (772)
(Increase)/decrease in inventories                     (3)      137         (82)
Decrease/(increase) in prepayments and other
current assets                                        706       738         (15)
Increase in other non-current assets                 (478)     (315)       (113)
Increase/(decrease) in accounts payable                62       349          (5)
(Decrease)/increase in accrued expenses and
other payables                                     (1,240)     (166)        541
Decrease in deferred revenues                      (1,080)   (2,081)     (1,042)
                                                  -------   -------   ---------
Cash generated from operations                     15,626    16,882       9,189
Interest received                                      67        34          12
Interest paid                                      (1,806)   (1,919)       (911)
Investment income received                             --        59          --
                                                  -------   -------   ---------
Net cash from operating activities                 13,887    15,056       8,290
                                                  =======   =======   =========

The notes on pages 95 to 124 form part of these financial statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

     Principal activities

          Anhui Telecom Company Limited ("Anhui Telecom"), Fujian Telecom Company Limited ("Fujian Telecom"), Jiangxi Telecom Company Limited ("Jiangxi Telecom"), Guangxi Telecom Company Limited ("Guangxi Telecom"), Chongqing Telecom Company Limited ("Chongqing Telecom") and Sichuan Telecom Company Limited ("Sichuan Telecom") (hereinafter individually referred to as the "Target Company" and together with their subsidiaries collectively referred to as the "Target Group") are engaged in the provision of wireline telecommunications and related services in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province of the People's Republic of China (the "PRC"), respectively. The Target Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance ("DLD") and international long distance ("ILD") telephone services, Internet and managed data, leased line, and other related services.

          The operations of the Target Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

     Organisation

          Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom were incorporated in the PRC as wholly-owned subsidiaries of China Telecommunications Corporation ("China Telecom"), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry, on August 26, 2003, August 28, 2003, September 18, 2003, August 28, 2003, August 22, 2003 and
     August 28, 2003 respectively, as part of the reorganisation (the "Restructuring") of China Telecom. China Telecom and its subsidiaries other than the Target Group are hereinafter referred to as "China Telecom Group".

          Pursuant to the Restructuring, China Telecom transferred to each of the Target Companies the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities (the "Predecessor Operations") in consideration for the entire equity interests in each of the Target Companies. As discussed below, certain assets historically associated with the Predecessor Operations were not transferred to the Target Group but were retained by China Telecom in connection with the Restructuring.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

     Organisation

          China Telecom was initially established in May 2000 to operate the PRC's nationwide wireline telecommunications network as part of the restructuring of the PRC's telecommunications industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom's wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including the Predecessor Operations. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres. In connection with this industry restructuring, the Target Group transferred inter-provincial optic fibres of RMB238 million to China Netcom Group effective December 31, 2001. Such transfer has been reflected as a distribution to owner in the combined statements of owner's equity as at December 31, 2001.

     Basis of presentation

          Since China Telecom controlled the Predecessor Operations transferred to the Target Group before the Restructuring and continues to control the Target Group after the Restructuring, the accompanying combined financial statements have been prepared as a reorganisation of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Target Group have been recognised at historical amounts. The combined financial statements for each of the years in the two-year period ended December 31, 2002 and for the six-month period ended June 30, 2003 present the results of the Target Group as if the Target Group had been in existence throughout the period from January 1, 2001 to June 30, 2003 and as if the Predecessor Operations were transferred to the Target Group from China Telecom as at the earliest date presented. In addition, the combined financial statements include the results related to certain assets historically associated with the Predecessor Operations that were not transferred to the Target Group and were retained by China Telecom in connection with the Restructuring. The assets retained by China Telecom primarily related to investments in non-telecommunications industries and properties and, as at December 31, 2002, consisted of the following:

                                                      RMB millions
Property, plant and equipment, net                           1,286
Construction in progress                                       222
Interests in associates and long-term investments            3,078
Other assets, primarily cash and cash equivalents
and lease prepayments                                          603
                                                      ------------
                                                             5,189
                                                      ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

     Basis of presentation

          In preparing the combined financial statements, the assets and liabilities, revenues and expenses of the Predecessor Operations are reflected in the accompanying combined financial statements. In addition, for periods up to December 31, 2002, the accompanying combined financial statements have been prepared to include certain assets historically associated with the Predecessor Operations that were retained by China Telecom. As a result of the segregation and separate management of these assets by China Telecom beginning December 31, 2002, the assets retained by China Telecom have been reflected as a distribution to owner in the combined statements of owner's equity as at December 31, 2002.

          Management believes that all historical costs of operations have been reflected in the combined financial statements. Expenses that were specifically identified to the Predecessor Operations, including the costs of ancillary, social and supporting services provided to the Predecessor Operations by China Telecom and its affiliates, are reflected in the combined financial statements. Expenses associated with corporate services provided by China Telecom (consisting primarily of corporate headquarter administrative expenses) were allocated based on revenues to companies within China Telecom, including the Predecessor Operations. The amount of corporate administrative expenses allocated to the Target Group for the years ended December 31, 2001 and 2002 and for the six-month period ended June 30, 2003 was RMB274 million, RMB173 million and RMB71 million, respectively. Management believes that the method of allocation of corporate administrative expenses presents a reasonable basis of estimating what the Target Group's expenses would have been on a stand-alone basis for the periods presented.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of preparation

          The accompanying combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and interpretations.

          The accompanying combined financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 3).

          The preparation of the combined financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounting policies described below have been consistently applied by the Target Group.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     (b)  Basis of consolidation

          A subsidiary is an enterprise controlled by the Target Group. Control exists when the Target Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

          The financial results of subsidiaries are included in the combined financial statements from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to the income before minority interests. All significant intercompany balances and transactions and any unrealised gains/losses arising from intercompany transactions are eliminated on consolidation.

          An associate is a company, not being a subsidiary, in which the Target Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

          The combined statements of operations include the Target Group's share of the results of its associates for the period. In the combined balance sheets, interests in associates are stated at the Target Group's attributable share of net assets.

     (c)  Translation of foreign currencies

          The functional and reporting currency of the Target Group is Renminbi ("RMB"). Foreign currency transactions during the period are translated into RMB at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

          Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the combined statements of operations. For the periods presented, no exchange differences were capitalised.

     (d)  Cash and cash equivalents

          Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Target Group's cash and cash equivalents is restricted as to withdrawal.

     (e)  Accounts receivable

          Accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     (f)  Inventories

          Inventories consist of materials and supplies used in maintaining the wireline telecommunications network and goods for resale. Materials and supplies are valued at cost less a provision for obsolescence.

          Inventories that are held for resale are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

     (g)  Property, plant and equipment

          Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses (Note 2(k)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the period of construction. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including the cost of repairs and maintenance, is expensed as it is incurred.

          Subsequent to the revaluation carried out as at December 31, 2002, which was based on depreciated replacement costs (Note 3), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Target Group groups assets for the revaluation are buildings and improvements; telecommunications network plant and equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to owner's equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the combined statements of operations. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     (g)  Property, plant and equipment

          Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortised over their estimated useful lives. The carrying amount of assets under finance leases as at December 31, 2001 and 2002 and June 30, 2003 was RMB606 million, RMB187 million and RMB169 million, respectively.

          Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the combined statements of operations on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

          Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

                                                        Depreciable life
                                                        ----------------
Buildings and improvements                                 8 to 30 years
Telecommunications network plant, transmission
and switching equipment                                    6 to 10 years
Furniture, fixture, motor vehicles and other equipment     4 to 10 years

     (h)  Lease prepayments

          Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and are amortised on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

     (i)  Construction in progress

          Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(k)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

          No depreciation is provided in respect of construction in progress.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     (j)  Investments

          Investments in non-marketable equity securities are stated at cost less provision for impairment losses (Note 2(k)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

     (k)  Impairment

          The carrying amounts of the Target Group's long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. The amount of the reduction is recognised as an expense in the combined statements of operations. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the periods presented, no impairment losses on long-lived assets were recognised in the combined statements of operations.

     (l)  Revenue recognition

          The Target Group's revenues are principally derived from the provision of local, DLD and ILD telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as call waiting, call diverting and caller number display. The Target Group records wireline service revenues over the periods they are earned as follows:

          (i) Revenues derived from local, DLD and ILD telephone usage are recognised as the services are provided.

          (ii) Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

          (iii) Monthly telephone service fees are recognised in the month during which the telephone services are provided to customers.

          (iv) Revenues from sale of prepaid calling cards are recognised as the cards are used by customers.

          (v) Revenues derived from value-added telecommunications services are recognised when the services are provided to customers.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     (l)  Revenue recognition

          Other related wireline telecommunications service revenues are recognised as follows:

          (i) Revenues from the provision of Internet and managed data services are recognised when the services are provided to customers.

          (ii) Interconnection fees from domestic telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

          (iii) Lease income from operating leases is recognised over the term of the lease.

          (iv) Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

     (m)  Advertising and promotion expense

          The costs for advertising and promoting the Target Group's wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB390 million and RMB537 million for the years ended December 31, 2001 and 2002 respectively, and RMB287 million for the six-month period ended June 30, 2003.

     (n)  Net finance costs

          Net finance costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised on a time proportion basis that takes into account the effective yield on the asset.

          Interest costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily take a substantial period of time to get ready for its intended use.

     (o)  Research and development expense

          Research and development expenditure is expensed as incurred. For the years ended December 31, 2001 and 2002 and for the six-month period ended June 30, 2003, research and development expense was RMB17 million, RMB16 million and RMB4 million, respectively.

     (p)  Employee benefits

          The Target Group's contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the combined statements of operations. Further information is set out in
     Note 25.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

     (q)  Provisions

          A provision is recognised in the combined balance sheet when the Target Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

     (r)  Income tax

          Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the combined statements of operations. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

     (s)  Dividends

          Dividends are recognised as a liability in the period in which they are declared.

     (t)  Segmental reporting

          A business segment is a distinguishable component of the Target Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Target Group has one operating segment which is the provision of wireline telecommunications services. All the Target Group's operating activities are carried out in the PRC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   PROPERTY, PLANT AND EQUIPMENT, NET

                                                                          Furniture,
                                                                           fixture,
                                                           Telecomm-        motor
                                                           unications      vehicles
                                           Buildings and  network plant   and other
                                           improvements   and equipment   equipment        Total
                                           -------------  -------------  ------------   ------------
                                           RMB millions   RMB millions   RMB millions   RMB millions
Cost:
Balance at January 1, 2001                        10,901         92,449         5,510        108,860
Additions                                            192          2,651           631          3,474
Transferred from construction in progress          1,771         14,608           403         16,782
Disposals                                           (890)        (2,354)         (525)        (3,769)
Distribution to owner                                 --           (311)           --           (311)
                                           -------------   ------------  ------------   ------------
Balance at December 31, 2001                      11,974        107,043         6,019        125,036
                                           -------------   ------------  ------------   ------------
Accumulated depreciation:
Balance at January 1, 2001                        (2,178)       (29,352)       (2,199)       (33,729)
Depreciation charge for the year                    (443)        (9,468)         (813)       (10,724)
Written back on disposals                            185          1,585           284          2,054
Distribution to owner                                 --             73            --             73
                                           -------------   ------------  ------------   ------------
Balance at December 31, 2001                      (2,436)       (37,162)       (2,728)       (42,326)
                                           -------------   ------------  ------------   ------------
Net book value at December 31, 2001                9,538         69,881         3,291         82,710
                                           =============   ============  ============   ============
Cost/valuation:
Balance at January 1, 2002                        11,974        107,043         6,019        125,036
Additions                                            291          2,613           157          3,061
Transferred from construction in progress          2,100         12,119           433         14,652
Disposals                                           (425)        (3,512)         (475)        (4,412)
Revaluation                                         (449)       (27,165)       (2,212)       (29,826)
Distribution to China Telecom in
connection with the Restructuring                 (1,454)          (197)         (239)        (1,890)
                                           -------------   ------------  ------------   ------------
Balance at December 31, 2002                      12,037         90,901         3,683        106,621
                                           -------------   ------------  ------------   ------------

Accumulated depreciation:
Balance at January 1, 2002                        (2,436)       (37,162)       (2,728)       (42,326)
Depreciation charge for the year                    (489)       (10,813)         (821)       (12,123)
Written back on disposals                            208          2,323           393          2,924
Revaluation                                        1,088         13,046         1,762         15,896
Distribution to China Telecom in
connection with the                                  322            158           124            604
                                           -------------  -------------  ------------   ------------
Restructuring
Balance at December 31, 2002                      (1,307)       (32,448)       (1,270)       (35,025)
                                           -------------  -------------  ------------   ------------
Net book value at December 31, 2002               10,730         58,453         2,413         71,596
                                           =============  =============  ============   ============
Cost/valuation:
Balance at January 1, 2003                        12,037         90,901         3,683        106,621
Additions                                             64            842           166          1,072
Transferred from construction in progress            624          4,498           210          5,332
Disposals                                            (18)          (694)          (97)          (809)
                                           -------------  -------------  ------------   ------------
Balance at June 30, 2003                          12,707         95,547         3,962        112,216
                                           -------------  -------------  ------------   ------------
Accumulated depreciation:
Balance at January 1, 2003                        (1,307)       (32,448)       (1,270)       (35,025)
Depreciation charge for the period                  (247)        (4,589)         (300)        (5,136)
Written back on disposals                              8            350            90            448
                                           -------------  -------------  ------------   ------------
Balance at June 30, 2003                          (1,546)       (36,687)       (1,480)       (39,713)
                                           -------------  -------------  ------------   ------------
Net book value at June 30, 2003                   11,161         58,860         2,482         72,503
                                           =============  =============  ============   ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.   PROPERTY, PLANT AND EQUIPMENT, NET

     As required by the relevant PRC rules and regulations with respect to the Restructuring, the property, plant and equipment of the Target Group as at December 31, 2002 were revalued for each asset class by Beijing China Enterprise Appraisal Co., Ltd, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB71,596 million. Such amount will serve as the tax base of such assets for future years (Note 7). The surplus on revaluation of certain property, plant and equipment totalling RMB760 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB14,690 million was recognised as an expense for the year ended December 31, 2002. The reduction in the carrying amount was primarily the result of a market decline in the replacement cost of certain network switching equipment during the years prior to 2002. The net deficit on the revaluation of the property, plant and equipment of RMB13,930 million was reflected in the combined balance sheet of the Target Group as at December 31, 2002.

     The historical carrying amounts of the Target Group's property, plant and equipment as at December 31, 2002 and the revalued amounts of these assets were as follows:

                                      Historical
                                       carrying     Revaluation    Revaluation      Revalued
                                        amount        surplus        deficit         amount
                                     ------------   ------------   ------------   ------------
                                     RMB millions   RMB millions   RMB millions   RMB millions
Buildings and improvements                 10,091            704            (65)        10,730
Telecommunications network
plant and equipment                        72,572             --        (14,119)        58,453
Furniture, fixture, motor vehicles
and other equipment                         2,863             56           (506)         2,413
                                     ------------   ------------   ------------   ------------
                                           85,526            760        (14,690)        71,596
                                     ============   ============   ============   ============

4.   CONSTRUCTION IN PROGRESS

                                              December 31,           June 30,
                                     ---------------------------   ------------
                                         2001            2002          2003
                                     ------------   ------------   ------------
                                     RMB millions   RMB millions   RMB millions

Balance at beginning of year/period        10,959          9,490          7,650
Additions                                  15,313         13,034          5,941
Transferred to property, plant and
equipment                                 (16,782)       (14,652)        (5,332)
Distribution to China Telecom in
connection with the Restructuring              --           (222)            --
                                     ------------   ------------   ------------
Balance at end of year/period               9,490          7,650          8,259
                                     ============   ============   ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

5.   INTERESTS IN ASSOCIATES

                                     December 31,          June 30,
                             --------------------------  ------------
                                 2001          2002          2003
                             ------------  ------------  ------------
                             RMB millions  RMB millions  RMB millions

Share of net assets                    50            35            39
                             ============  ============  ============

     The Target Group's interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Target Group's financial conditions or results of operations for all periods presented.

     The Target Group's associates are established in the PRC and are not traded on any stock exchange. In connection with the Restructuring, interests in associates of RMB48 million were distributed to China Telecom as at December 31, 2002.

6.   INVESTMENTS

                                     December 31,          June 30,
                             --------------------------  ------------
                                 2001          2002          2003
                             ------------  ------------  ------------
                             RMB millions  RMB millions  RMB millions

Unlisted equity investments         2,563             1             1
                             ============  ============  ============

     Unlisted equity investments mainly represent the Target Group's various interests in PRC private enterprises which are mainly engaged in the construction, equipment manufacturing and import/export trading industries. These investments are accounted for at cost, less provision for any impairment. The Target Group has no investments in marketable securities. In connection with the Restructuring, investments of RMB3,030 million were distributed to China Telecom as at December 31, 2002.

7.   DEFERRED TAX ASSETS AND LIABILITIES

     Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

                                    Assets                         Liabilities                        Net balance
                        ------------------------------   -------------------------------    -------------------------------
                            December 31,      June 30,       December 31,       June 30,        December 31,       June 30,
                        -------------------   --------   --------------------   --------    --------------------   --------
                          2001       2002       2003       2001        2002       2003        2001        2002       2003
                        --------   --------   --------   --------    --------   --------    --------    --------   --------
                          RMB        RMB        RMB        RMB         RMB        RMB         RMB         RMB        RMB
                        millions   millions   millions   millions    millions   millions    millions    millions   millions
Current
Provisions, primarily
for receivables              362         --         83         --          --         --         362          --         83
Non-current
Property, plant and
equipment                     --         --         36     (5,190)         --         --      (5,190)         --         36
Deferred revenues and
installation costs         1,454         --        316       (920)         --       (106)        534          --        210
Land use rights               --      2,408      2,384         --          --         --          --       2,408      2,384
                        --------   --------   --------   --------    --------   --------    --------    --------   --------
Deferred tax
assets/(liabilities)       1,816      2,408      2,819     (6,110)         --       (106)     (4,294)      2,408      2,713
                        ========   ========   ========   ========    ========   ========    ========    ========   ========

NOTES TO THE COMBINED FINANCIAL STATEMENTS

7.   DEFERRED TAX ASSETS AND LIABILITIES

     A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Target Group's assessment of the realisability of the deferred tax assets. The Target Group has reviewed its deferred tax assets as at December 31, 2001 and 2002 and June 30, 2003. Based on projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Target Group will realise the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended December 31, 2001 and 2002 and for the six-month period ended June 30, 2003 in respect of deferred tax assets arising from temporary differences.

     Movements in deferred taxes for each of the years in the two-year period ended December 31, 2002 and for the six-month period ended June 30, 2003 are as follows:

                              Balance at     Recognised    Recognised   Balance at
                              January 1,   in statement    in owner's   December 31,
                       Note     2001       of operations     equity       2001
                       ----  ------------  -------------  ------------  ------------
                             RMB millions  RMB millions   RMB millions  RMB millions
Current
Provisions, primarily
for receivables                       302             60            --           362
Non-current
Property, plant and
equipment                          (4,427)          (763)           --        (5,190)
Deferred revenues and
installation costs                    368            166            --           534
Tax loss                (i)            --            307          (307)           --
                             ------------  -------------  ------------  ------------
Net deferred tax
liabilities                        (3,757)          (230)         (307)       (4,294)
                             ============  =============  ============  ============

                                                    (Note 21)

                              Balance at     Recognised    Recognised   Balance at
                              January 1,   in statement    in owner's   December 31,
                       Note     2001       of operations     equity       2001
                       ----  ------------  -------------  ------------  ------------
                             RMB millions  RMB millions   RMB millions  RMB millions
Current
Provisions, primarily
for receivables        (ii)           362              7          (369)           --
Non-current
Property, plant and
equipment              (ii)        (5,190)         4,203           987            --
Deferred revenues and
installation costs     (ii)           534             64          (598)           --
Tax loss                (i)            --            163          (163)           --
Land use rights       (iii)            --             --         2,408         2,408
                             ------------  -------------  ------------  ------------
Net deferred tax
(liabilities)/assets               (4,294)         4,437         2,265         2,408
                             ============  =============  ============  ============

                                                    (Note 21)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

7.   DEFERRED TAX ASSETS AND LIABILITIES

                          Balance at     Recognised    Recognised    Balance at
                          January 1,   in statement    in owner's      June 30,
                            2001       of operations     equity         2001
                         ------------  -------------  ------------  ------------
                         RMB millions  RMB millions   RMB millions  RMB millions
Current
Provisions, primarily
for receivables                    --             83            --            83
Non-current
Property, plant and
equipment                          --             36            --            36
Deferred revenues and
installation costs                 --            210            --           210
Land use rights                 2,408            (24)           --         2,384
                         ------------  -------------  ------------  ------------
Net deferred tax assets         2,408            305            --         2,713
                         ============  =============  ============  ============
                                    (Note 21)
     Note:

     (i) Represents net tax loss carry forward of the Target Group for the year. As the tax loss was utilised by China Telecom in the same tax year, the utilisation of the deferred tax asset was reflected as a distribution to owner.

     (ii) As described in Note 3, in connection with the Restructuring, the Target Group's property, plant and equipment were revalued as at December 31, 2002. Such revalued amount will serve as the tax base for these assets for future years. In addition, in connection with the Restructuring, the tax bases of the Target Group's assets and liabilities that gave rise to the temporary differences above have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to the items above were eliminated. The reduction in net deferred tax liabilities of RMB20 million as at December 31, 2002 was reflected as a credit to owner's equity.

     (iii) In connection with the Restructuring, the Target Group's land use rights, which as at December 31, 2002 had a carrying amount of RMB617 million, were revalued as required by the relevant PRC rules and regulations. The revalued amount of the land use rights has been determined at RMB7,913 million. Such amount will serve as the tax base for future years. The land use rights were not revalued for financial reporting purposes and accordingly, a deferred tax asset of RMB2,408 million was created with a corresponding increase in owner's equity. Based upon projections of future taxable income, management believes it is more likely than not the Target Group will realise the benefits of the deferred tax asset.

8.   INVENTORIES

     Inventories represent:

                                     December 31,          June 30,
                             --------------------------  ------------
                                 2001          2002          2003
                             ------------  ------------  ------------
                             RMB millions  RMB millions  RMB millions

Materials and supplies                622           524           484
Goods for resale                      202           163           285
                             ------------  ------------  ------------
                                      824           687           769
                             ============  ============  ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

9.   ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net, are analysed as follows:

                                     December 31,          June 30,
                             --------------------------  ------------
                                 2001          2002          2003
                             ------------  ------------  ------------
                             RMB millions  RMB millions  RMB millions

Accounts receivable                 3,538         3,665         4,434
Less: Allowance for
doubtful accounts                    (610)         (568)         (707)
                             ------------  ------------  ------------
                                    2,928         3,097         3,727
                             ============  ============  ============

     Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 60 days from the billing date.

     The following table summarises the changes in the allowance for doubtful accounts for each of the years in the two-year period ended December 31, 2002 and for the six-month period ended June 30, 2003:

                                                             Six-month period
                                  Years ended December 31,    ended June 30,
                                 --------------------------  ----------------
                                     2001          2002            2003
                                 ------------  ------------  ----------------
                                 RMB millions  RMB millions    RMB millions
At beginning of year/period               549           610               568
Provision for doubtful accounts           234           280               142
Accounts receivable written off          (173)         (322)               (3)
                                 ------------  ------------  ----------------
At end of year/period                     610           568               707
                                 ============  ============  ================

     Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

                                     December 31,          June 30,
                             --------------------------  ------------
                                 2001          2002          2003
                             ------------  ------------  ------------
                             RMB millions  RMB millions  RMB millions
Current, within 1 month             1,924         2,088         2,456
1 to 3 months                         425           449           538
4 to 12 months                        205           265           309
More than 12 months                   400           297           391
                             ------------  ------------  ------------
                                    2,954         3,099         3,694
Less: Allowance for
doubtful accounts                    (605)         (562)         (700)
                             ------------  ------------  ------------
                                    2,349         2,537         2,994
                             ============  ============  ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

9.   ACCOUNTS RECEIVABLE, NET

     Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

                                                December 31,         June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Current, within 1 month                         216           215           212
1 to 3 months                                   197           128           301
4 to 12 months                                   90           154           142
More than 12 months                              81            69            85
                                       ------------  ------------  ------------
                                                584           566           740
Less: Allowance for doubtful accounts            (5)           (6)           (7)
                                       ------------  ------------  ------------
                                                579           560           733
                                       ============  ============  ============

10.  PREPAYMENTS AND OTHER CURRENT ASSETS

     Prepayments and other current assets represent:

                                               December 31,          June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Amounts due from China Telecom Group            181           138           195
Prepayments in connection with
construction work and equipment
purchases                                       447           299           167
Prepaid expenses and deposits                   255           187           211
Other receivables                             1,141           492           434
                                       ------------  ------------  ------------
                                              2,024         1,116         1,007
                                       ============  ============  ============

11.  CASH AND CASH EQUIVALENTS

                                                December 31,         June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Cash at bank and in hand                      3,812         2,254         2,321
Time deposits with maturity within
three months                                      3             8             2
                                       ------------  ------------  ------------
                                              3,815         2,262         2,323
                                       ============  ============  ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

12.  SHORT-TERM AND LONG-TERM DEBT

     Short-term debt comprises:

                   December 31,           June 30,
            --------------------------  ------------
                 2001         2002          2003
            ------------  ------------  ------------
            RMB millions  RMB millions  RMB millions
Bank loans        15,087        21,161        21,011
            ============  ============  ============

     Weighted average interest rate of the Target Group's short-term debt was 5.8%, 5.2% and 4.7% as at December 31, 2001 and 2002 and June 30, 2003,
respectively.

     Long-term debt comprises:

                                                                                December 31,      June 30,
                                                                           --------------------  ---------
                                Interest rates and final maturity            2001        2002      2003
                       --------------------------------------------------  ---------  ---------  ---------
                                                                              RMB        RMB        RMB
                                                                            millions   millions   millions
Bank loans
Renminbi               Interest rates ranging from 2.4% to 9.7% per annum
denominated                                  with maturities through 2007     16,431     13,781     13,043

US Dollars             Interest rates ranging from 2.5% to 9.2% per annum
denominated                                  with maturities through 2038      2,689      1,739      1,486

Japanese Yen           Interest rates ranging from 2.5% to 2.6% per annum
denominated                                  with maturities through 2022        204        215        210

Euro denominated       Interest rates ranging from 0.5% to 8.1% per annum
                                             with maturities through 2032        338        436        465

Other currencies                                                                  78         17         12
                                                                           ---------  ---------  ---------
                                                                              19,740     16,188     15,216

Other loans
Renminbi                     Interest rates ranging from 3.6% to 5.0% per
denominated                                                         annum         36          8         --
                                                                           ---------  ---------  ---------
Total long-term debt                                                          19,776     16,196     15,216

Less: current portion                                                         (5,095)    (3,455)    (4,837)
                                                                           ---------  ---------  ---------
Non-current portion                                                           14,681     12,741     10,379
                                                                           =========  =========  =========

     Bank loans of RMB35 million as at December 31, 2001, RMB26 million as at December 31, 2002 and RMB22 million as at June 30, 2003 were secured by certain of the Target Group's property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB3 million as at December 31, 2001, RMB3 million as at December 31, 2002 and RMB3 million as at June 30, 2003.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

12.  SHORT-TERM AND LONG-TERM DEBT

     The aggregate maturities of the Target Group's long-term debt subsequent to December 31, 2002 are as follows:

            RMB millions

2003               3,455
2004               6,300
2005               3,850
2006               1,518
2007                 170
Thereafter           903
            ------------
                  16,196
            ============

     The aggregate maturities of the Target Group's long-term debt subsequent to June 30, 2003 are as follows:

                                      RMB millions

2003 -- subsequent to June 30, 2003          2,064
2004                                         5,427
2005                                         4,186
2006                                         2,265
2007                                           409
2008                                            92
Thereafter                                     773
                                      ------------
                                            15,216
                                      ============

     The Target Group's short-term and long-term debts do not contain any financial covenants. As at December 31, 2001 and 2002 and June 30, 2003, the Target Group had available credit facilities which it can draw upon of RMB939 million, RMB6,445 million and RMB5,135 million respectively.

13.  ACCOUNTS PAYABLE

     Accounts payable are analysed as follows:

                             December 31,           June 30,
                      --------------------------  ------------
                           2001         2002          2003
                      ------------  ------------  ------------
                      RMB millions  RMB millions  RMB millions
Third parties                8,530         6,574         6,354
China Telecom Group            622           755           755
                      ------------  ------------  ------------
                             9,152         7,329         7,109
                      ============  ============  ============

     Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

13.  ACCOUNTS PAYABLE

     Ageing analysis of accounts payable is as follows:

                                                 December 31,         June 30,
                                        --------------------------  ------------
                                            2001          2002          2003
                                        ------------  ------------  ------------
                                        RMB millions  RMB millions  RMB millions

Due within 1 month or on demand                1,775         1,505         1,499
Due after 1 month but within 3 months            744         1,017           908
Due after 3 months but within 6 months         1,946         1,367         1,275
Due after 6 months                             4,687         3,440         3,427
                                        ------------  ------------  ------------
                                               9,152         7,329         7,109
                                        ============  ============  ============

14.  ACCRUED EXPENSES AND OTHER PAYABLES

     Accrued expenses and other payables represent:

                                                 December 31,         June 30,
                                        --------------------------  ------------
                                            2001          2002          2003
                                        ------------  ------------  ------------
                                        RMB millions  RMB millions  RMB millions

Distributions payable to China Telecom           246           196            49
Amounts due to China Telecom Group               223           570           669
Accrued expenses                               4,469         4,703         5,289
Customer deposits and receipts in
advance                                          320           562           635
                                        ------------  ------------  ------------
                                               5,258         6,031         6,642
                                        ============  ============  ============

15.  FINANCE LEASE OBLIGATIONS

     Obligations under finance leases are analysed as follows:

                                                December 31,         June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Within 1 year                                   203            67            66
Between 1 to 2 years                            216            73            49
Between 2 to 3 years                            209            18             9
                                       ------------  ------------  ------------
Minimum lease payments                          628           158           124
Less: finance charges related to
future periods                                  (58)           (9)           (7)
                                       ------------  ------------  ------------
Present value of minimum lease
payments                                        570           149           117
Less: current portion                          (203)          (67)          (66)
                                       ------------  ------------  ------------
Non-current portion                             367            82            51
                                       ============  ============  ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

16.  DEFERRED REVENUES

     Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning July 1, 2001, connection fees were no longer collected from new customers.

                                                                   Six-month
                                                                  period ended
                                      Years ended December 31,      June 30,
                                    ---------------------------   ------------
                                         2001          2002           2003
                                    ------------   ------------   ------------
                                    RMB millions   RMB millions   RMB millions

Balance at beginning of year/period       17,162         16,082         14,001
Additions for the year/period
connection fees                              604             --             --
installation fees                          1,091          1,027            569
calling cards                              2,016          1,630            522
                                    ------------   ------------   ------------
                                           3,711          2,657          1,091
                                    ------------   ------------   ------------
Reduction for the year/period
amortisation of connection fees           (2,606)        (2,536)        (1,174)
amortisation of installation fees           (484)          (580)          (323)
usage of calling cards                    (1,701)        (1,622)          (636)
                                    ------------   ------------   ------------
Balance at end of year/period             16,082         14,001         12,959
                                    ============   ============   ============
Representing:
Current portion                            3,970          3,878          3,640
Non-current portion                       12,112         10,123          9,319
                                    ------------   ------------   ------------
                                          16,082         14,001         12,959
                                    ============   ============   ============

     Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at December 31, 2001 and 2002 and June 30, 2003, the unamortised portion of these costs was RMB2,792 million, RMB3,074 million and RMB3,163 million, respectively.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

17.  OPERATING REVENUES

     Operating revenues represent revenues from the provision of wireline telecommunications services, net of PRC business tax and government levies. The components of the Target Group's operating revenues are as follows:

                                                                      Six-month
                                                                    period ended
                                   Years ended December 31,           June 30,
                           ---------------------------------------  ------------
                               Note         2001          2002          2003
                           -----------  ------------  ------------  ------------
                                        RMB millions  RMB millions  RMB millions

Upfront connection fees             (i)        2,606         2,536         1,174
Upfront installation fees          (ii)          484           580           323
Monthly fees                      (iii)        5,114         6,538         3,683
Local usage fees                   (iv)       11,498        12,041         6,264
DLD                                (iv)        5,949         5,758         2,941
ILD                                (iv)          393           409           200
Internet                            (v)          650         1,139           841
Managed data                       (vi)          575           642           308
Interconnections                  (vii)        1,502         1,558           934
Leased line                      (viii)        1,178         1,119           566
Others                             (ix)        2,002         1,748         1,013
                                        ------------  ------------  ------------
                                              31,951        34,068        18,247
                                        ============  ============  ============
     Note:

     (i) Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

     (ii) Represent the amortised amount of the upfront fees received for installation of wireline services.

     (iii) Represent amounts charged to customers each month for their use of the Target Group's telephone services.

     (iv) Represent usage fees charged to customers for the provision of telephone services.

     (v) Represent amounts charged to customers for the provision of Internet access services.

     (vi) Represent amounts charged to customers for the provision of managed data transmission services.

     (vii) Represent amounts charged to other domestic telecommunications operators for delivery of calls connecting to the Target Group's wireline telecommunications networks.

     (viii) Represent lease income from other domestic telecommunications operators and business customers for the usage of the Target Group's wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

     (ix) Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.  OTHER OPERATING EXPENSES

     Other operating expenses consist of:

                                                                      Six-month
                                                                    period ended
                                   Years ended December 31,           June 30,
                           ---------------------------------------  ------------
                               Note         2001          2002          2003
                           -----------  ------------  ------------  ------------
                                        RMB millions  RMB millions  RMB millions

Interconnection charges             (i)          507           220           104
Donations                                          4             5             2
Others                                            27            11             6
                                        ------------  ------------  ------------
                                                 538           236           112
                                        ============  ============  ============

     Note:

     (i) Interconnection charges represent amounts incurred for the use of other domestic telecommunications operators' networks for facilitating the completion of calls that originate from the Target Group's wireline telecommunications networks.

19.  TOTAL OPERATING EXPENSES

     Total operating expenses include personnel expenses of RMB4,185 million and RMB4,400 million for the years ended December 31, 2001 and 2002 respectively, and RMB2,671 million for the six-month period ended June 30, 2003.

20.  NET FINANCE COSTS

     Net finance costs comprise:

                                                                     Six-month
                                                                   period ended
                                        Years ended December 31,     June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Interest expense incurred                     1,842         1,880           910
Less: Interest expense capitalised*            (564)         (426)         (218)
                                       ------------  ------------  ------------
Net interest expense                          1,278         1,454           692
Interest income                                 (67)          (34)          (12)
Foreign exchange losses                           4           102            48
Foreign exchange gains                          (46)          (10)           (2)
                                       ------------  ------------  ------------
                                              1,169         1,512           726
                                       ============  ============  ============
* Interest expense was capitalised in
construction in progress at the
following rates per annum               5.1% to 5.8%  4.4% to 5.1%  4.2% to 5.1%
                                       ============  ============  ============

NOTES TO THE COMBINED FINANCIAL STATEMENTS

21.  TAXATION

     Taxation in the combined statement of operations comprises:

                                                                     Six-month
                                                                   period ended
                                        Years ended December 31,     June 30,
                                       --------------------------  ------------
                                           2001          2002          2003
                                       ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Provision for PRC income tax                     --            --         1,068
Deferred taxation (Note 7)                      230        (4,437)         (305)
                                       ------------  ------------  ------------
                                                230       (4,437)           763
                                       ============  ============  ============

     For the years ended December 31, 2001 and 2002, no income tax payments were made as the Target Group did not have assessable income for PRC income tax purpose.

     A reconciliation of the expected tax with the actual tax expense/(benefit) is as follows:

                                                                    Six-month
                                                                   period ended
                                   Years ended December 31,          June 30,
                            -------------------------------------  ------------
                               Note         2001          2002          2003
                            ---------  ------------  ------------  ------------
                                       RMB millions  RMB millions  RMB millions

Profit/(loss) before
taxation and minority
interests                                     3,340       (11,522)       4,137
                                       ============  ============  ============
Expected PRC income tax
expense/(benefit) at
statutory tax rate of 33%          (i)        1,102        (3,802)       1,365
Non-deductible expenses           (ii)          178           258           19
Non-taxable income               (iii)       (1,050)         (893)         (621)
                                       ------------  ------------  ------------
Income tax                                      230        (4,437)         763
                                       ============  ============  ============

     Note:

     (i) The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Target Group as determined in accordance with the relevant income tax rules and regulations of the PRC for all periods presented.

     (ii) Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

     (iii) Amounts primarily represent connection fees which are not subject to income tax.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

22.  COMMITMENTS AND CONTINGENCIES

     Operating lease commitments

          The Target Group leases business premises through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing. As at December 31, 2002, future minimum lease payments under non-cancellable operating leases having initial or remaining lease terms of more than one year are payable in periods as follows:

                                         RMB millions

2003                                               30
2004                                               20
2005                                               14
2006                                                9
2007                                                8
Thereafter                                         22
                                         ------------
Total minimum lease payments                      103
                                         ============

          As at June 30, 2003, future minimum lease payments under non-cancellable operating leases having initial or remaining lease terms of more than one year, which include the new lease agreements with China Telecom Group (Note 24), are payable in periods as follows:

                                         RMB millions

2003 -- subsequent to June 30, 2003               117
2004                                              201
2005                                              197
2006                                               13
2007                                               13
2008                                               12
Thereafter                                         26
                                         ------------
Total minimum lease payments                      579
                                         ============

     Total rental expense in respect of operating leases charged to the combined statements of operations for the years ended December 31, 2001 and 2002 and for the six-month period ended June 30, 2003 was RMB62 million, RMB79 million and RMB97 million, respectively.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

22.  COMMITMENTS AND CONTINGENCIES

     Capital commitments

          As at December 31, 2002 and June 30, 2003, the Target Group had capital commitments as follows:

                                                     December 31,    June 30,
                                                         2002          2003
                                                     ------------  ------------
                                                     RMB millions  RMB millions

Authorised and contracted for Properties                      296           281
Telecommunications network plant and equipment              4,334         4,228
                                                     ------------  ------------
                                                            4,630         4,509
                                                     ============  ============
Authorised but not contracted for Properties                1,123           804
Telecommunications network plant and equipment              8,930         5,721
                                                     ------------  ------------
                                                           10,053         6,525
                                                     ============  ============

     Contingent liabilities

     (a) The Target Group has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business transferred to the Target Group in the Restructuring, no other liabilities were assumed by the Target Group, and the Target Group is not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring.

     (b) As at December 31, 2001 and 2002 and June 30, 2003, guarantees given to banks in respect of banking facilities granted to third parties were RMB611 million, RMB151 million and RMB158 million, respectively. The Target Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses can be estimated. As at December 31, 2001 and 2002 and June 30, 2003, it was not probable that the Target Group would be required to make payments under these guarantees. Thus no liability was accrued for losses related to the Target Group's obligations under these guarantee arrangements.

     Legal contingencies

          The Target Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Target Group.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

23.  CONCENTRATION OF RISKS

     Credit and concentration risks

          The carrying amounts of cash and cash equivalents, time deposits, accounts receivable, advances and other receivables represent the Target Group's maximum exposure to credit risk in relation to financial assets. The majority of the Target Group's accounts receivable relate to provision of telecommunications services to residential and corporate customers operating in various industries. The Target Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Target Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations.

          The Target Group has a diversified base of customers. No single customer contributed more than 10% of the Target Group's revenues for all periods presented.

          The Target Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its income. The Target Group invests its cash with several large state-owned financial institutions in the PRC.

     Currency risk

          Substantially all of the revenue-generating operations of the Target Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People's Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

      Interest rate risk

          The interest rates and terms of repayment of the Target Group's debts are disclosed in Note 12.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

24.  RELATED PARTY TRANSACTIONS

     Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

     The Target Group conducts business with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Furthermore, the PRC government itself represents a significant customer of the Target Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. The Target Group considers that the provision of wireline telecommunications services to the PRC government authorities and affiliates and other state-owned enterprises are activities in the ordinary course of business in the PRC and has not disclosed such services as related party transactions.

     The Target Group is part of a larger group of companies under China Telecom and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Under IFRS, state-owned enterprises, other than China Telecom and its affiliates, are not disclosed as related parties. Related parties refer to enterprises over which China Telecom is able to exercise control or significant influence.

     The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

                                                                      Six-month
                                                                       period
                                                                        ended
                                      Years ended December 31,        June 30,
                                 ----------------------------------  ----------
                                    Note        2001        2002        2003
                                 ----------  ----------  ----------  ----------
                                                 RMB         RMB         RMB
                                              millions    millions    millions

Purchases of telecommunications
equipment and materials                  (i)      1,040       1,288          36
Construction, engineering
and information
technology services                     (ii)      1,520       2,231         891
Provision of community services        (iii)        230         359         192
Provision of ancillary services         (iv)        136         220         143
Operating lease expenses                 (v)          3           5          22

     Note:

     (i) Represent purchases of telecommunications equipment and materials from China Telecom Group.

     (ii) Represent provision of network construction, engineering and information technology services to the Target Group by China Telecom Group.

     (iii) Represent amounts paid and payable by the Target Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

     (iv) Represent amounts paid and payable by the Target Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

     (v) Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

24.  RELATED PARTY TRANSACTIONS

     Management of the Target Group is of the opinion that the above transactions with related parties were conducted in the ordinary course of business and has confirmed that the above transactions will continue in the future after the Restructuring.

     In connection with the Restructuring, the Target Group and China Telecom Group entered into a number of agreements effective January 1, 2003 with an initial term expiring on December 31, 2005. These agreements will impact the results of operations of the Target Group beginning January 1, 2003. The terms of the principal agreements are summarised as follows:

     (1) The Target Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group provides the Target Group with construction, design, equipment installation, testing and engineering project management services. In addition, the Target Group has entered into information technology service agreements with China Telecom Group pursuant to which China Telecom Group provides the Target Group with certain information technology services including office automation and software modification. The amounts to be charged for these services are determined by reference to market rates as reflected in prices obtained through a tender.

     (2) The Target Group has entered into property leasing agreements with China Telecom Group pursuant to which the Target Group leases certain business premises and storage facilities from China Telecom Group. The rental charges are based on market rates, with reference to amounts stipulated by local price bureaus.

     (3) The Target Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group provides the Target Group with the procurement of equipment and materials. The amount charged for this service is based on a percentage not exceeding 1.8% of the contract value of the equipment and materials purchased.

     (4) The Target Group has entered into community services agreements for cultural, educational, hygiene and other community services with China Telecom Group. In addition, the Target Group has entered into ancillary services agreements with China Telecom Group. The ancillary services provided by China Telecom Group include repairs and maintenance of telecommunications equipment and facilities and certain customer services. Pursuant to these agreements, China Telecom Group charges the Target Group for these services in accordance with the following terms:

               government prescribed price;

               where there is no government prescribed price but where there is a government guided price, the government guided price will apply;

               where there is neither a government prescribed price nor a government guided price, the market price will apply;

               where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

24.  RELATED PARTY TRANSACTIONS

     Pursuant to the Restructuring, China Telecom has agreed to hold and maintain, for the Target Group's benefit, all licenses received from the Ministry of Information Industry in connection with the Predecessor Operations transferred to the Target Group. The licenses maintained by China Telecom were granted by the Ministry of Information Industry at zero or nominal cost. To the extent that China Telecom incurs a cost to maintain or obtain licenses in the future, the Target Group will reimburse China Telecom for the expenses it incurs.

25.  EMPLOYEE BENEFITS PLAN

     As stipulated by the regulations of the PRC, the Target Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Target Group is required to make contributions to the retirement plans at rates ranging from 17% to 22% of the salaries, bonuses and certain allowances of its employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. The Target Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Target Group's contributions for the year ended December 31, 2001 and 2002 and for the six-month period ended June 30, 2003 were RMB352 million, RMB468 million and RMB262 million, respectively.

26.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial assets of the Target Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Target Group include debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Target Group does not hold nor issue financial instruments for trading purposes.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Target Group's financial instruments, are made solely to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Target Group's combined financial statements and related notes. The estimated fair value amounts have been determined by the Target Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Target Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

26.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following summarises the major methods and assumptions used in estimating the fair values of the Target Group's financial instruments.

     Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Target Group for debt with substantially the same characteristics and maturities. As at December 31, 2001 and 2002 and June 30, 2003, the carrying amounts and fair values of the Target Group's long-term debt were as follows:

                  December 31, 2001     December 31, 2002       June 30, 2003
                 -------------------   -------------------   -------------------
                 Carrying     Fair     Carrying     Fair     Carrying    Fair
                  amount      value     amount      value     amount     value
                 --------   --------   --------   --------   --------   --------
                    RMB       RMB        RMB        RMB        RMB        RMB
                 millions   millions   millions   millions   millions   millions

Long-term debt     19,776     20,102     16,196     16,486     15,216     15,452
                 ========   ========   ========   ========   ========   ========

     Long-term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

     The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

/12/INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF THE TARGET GROUP

     Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom (individually referred to as the "Target Company" and together with their subsidiaries collectively referred to as the "Target Group") were incorporated in the PRC on August 26, 2003, August 28, 2003, September 18, 2003, August 28, 2003, August 22, 2003 and August 28, 2003 respectively, as part of the reorganisation (the "Restructuring") of China Telecommunications Corporation ("China Telecom", and together with its subsidiaries other than the Target Group and China Telecom Corporation Limited are hereinafter referred to as "China Telecom Group"). Pursuant to the Restructuring, which was effective December 31, 2002, China Telecom transferred to each of the Target Companies the wireline telecommunications and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities (the "Predecessor Operations") in consideration for the entire equity interests in each of the Target Companies. In preparing the Target Group's combined financial statements, the assets and liabilities, revenues and expenses of the Predecessor Operations are reflected in the combined financial statements. In addition, the combined financial statements include certain assets historically associated with the Predecessor Operations that were not transferred to the Target Group and retained by China Telecom. These assets primarily related to investments in non-telecommunications industries and properties. As a result of the segregation and separate management of these assets by China Telecom beginning December 31, 2002, the assets retained by China Telecom have been reflected as a distribution to China Telecom in the combined statements of owner's equity as at December 31, 2002.

----------
/12/14.30(5)

     Since the Restructuring, the Target Group and China Telecom Group have entered into new agreements for a range of services which may be required and requested by either party. The Restructuring, as well as other related events, will have an impact on the Target Group's results of operations. The accompanying unaudited pro forma combined financial information of the Target Group is based upon the historical combined financial statements of the Target Group prepared in accordance with IFRS after giving effect to the pro forma adjustments described in the accompanying notes, as if the Restructuring and other related events had been in effect on January 1, 2002.

     A narrative description of the pro forma effects of the Restructuring that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Target Group; and (iii) factually supportable, are summarised in the accompanying notes to the unaudited pro forma combined financial information of the Target Group. The expected effects of the new service agreements (other than the property leasing agreements) in connection with the Restructuring are not reflected in the pro forma combined financial information for the year ended December 31, 2002 because the effects of such change cannot be factually supported, reasonably estimated and/or do not result in any material change to the results of operations. Since the actual effects of the Restructuring and of the new service agreements have been reflected in the Target Group's historical financial data for the six-month period ended June 30, 2003, no pro forma financial information is prepared for that period.

     The unaudited pro forma combined financial information of the Target Group is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma combined statement of operations of the Target Group for the year ended December 31, 2002 does not purport to describe the results of the Target Group's operations that would have been achieved had the Restructuring and the effects of the related service agreements taken effect on January 1, 2002, nor does it purport to predict the Target Group's future financial position or results of operations.

     The unaudited pro forma combined financial information of the Target Group should be read in conjunction with the audited combined financial statements of the Target Group, including notes thereto, and other financial information included elsewhere in this circular.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

                                        Target                        Target
                                        Group       Pro Forma          Group
                                      Historical   Adjustments       Pro Forma
                                      ----------   -----------       ---------
                                         RMB           RMB              RMB
                                       millions      millions        millions
Operating revenues                        34,068                        34,068
Operating expenses
Depreciation and amortisation            (12,123)        2,643/(1)/     (9,421)
                                                            59/(2)/
Network operations and support           (12,097)                      (12,097)
Selling, general and administrative       (4,993)          (33)/(2)/    (5,026)
Other operating expenses                    (236)                         (236)
                                      ----------                     ---------
Total operating expenses                 (29,449)                      (26,780)
                                      ----------                     ---------
Operating profit                           4,619                         7,288
Deficit on revaluation of property,
 plant and equipment                     (14,690)                      (14,690)

Net finance costs                         (1,512)                       (1,512)
Investment income                             59           (59)/(3)/        --
Share of profit from associates                2                             2
                                      ----------                     ---------
Loss before taxation and minority
interests                                (11,522)                       (8,912)
Taxation                                   4,437          (861)/(4)/     3,576
                                      ----------   -----------       ---------
Loss before minority interests            (7,085)                       (5,336)
Minority interests                            (6)                           (6)
                                      ----------                     ---------
Net loss                                  (7,091)                       (5,342)
                                      ==========                     =========
See accompanying notes to unaudited pro forma combined financial information of the Target Group.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF THE TARGET GROUP

(1) In connection with the Restructuring, the property, plant and equipment of the Target Group were revalued as at December 31, 2002 which resulted in a net revaluation deficit of RMB13,930 million. The pro forma adjustment reflects the reduction in depreciation charge resulting from the revaluation of the Target Group's property, plant and equipment as if the results of the revaluation had been recorded on January 1, 2002.

(2) In connection with the Restructuring, certain properties and buildings associated with the Predecessor Operations were not transferred to the Target Group but were retained by China Telecom. Pursuant to property leasing agreements between the Target Group and China Telecom Group, the Target Group leases the properties and buildings from China Telecom Group. The amount to be paid by the Target Group to China Telecom Group is based on market rates, with reference to amounts stipulated by local price bureaus. The pro forma adjustment reflects the effects of a reduction in depreciation charge relating to these properties and buildings and an increase in rental expense as if the Restructuring occurred and the property leasing agreements took effect on January 1, 2002.

(3) In connection with the Restructuring, certain long-term investments and interests in associates that are unrelated to the telecommunications industries were not transferred to a Target Group but were retained by China Telecom. The pro forma adjustment reflects a reduction in investment income generated from these investments as if the Restructuring occurred on January 1, 2002.

(4) The pro forma adjustment reflects the tax effect of the above pro forma adjustments using the statutory tax rate of 33%.

     /13/The following consolidated balance sheets of China Telecom Corporation Limited (together with its subsidiaries are referred to as the "Listed Group") as at December 31, 2001 and 2002, and the consolidated statements of income, shareholders' equity, and cash flow for the years ended December 31, 2001 and 2002 are extracted from the audited financial statements of the Listed Group prepared under IFRS. The following consolidated balance sheet as at June 30, 2003 and the consolidated statements of income, shareholders' equity and cash flow of the Listed Group for the six-month period ended June 30, 2003 are extracted from the unaudited interim financial statements of the Listed Group prepared under IFRS. All such financial information should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes, which are included in the Listed Group's annual and interim reports mailed to you or otherwise available on request from China Telecom Corporation Limited.

----------
/13/14.30(5)

CONSOLIDATED BALANCE SHEETS
                                             Audited           Unaudited
                                       -------------------   --------------
                                        As at December 31,   As at June 30,
                                       -------------------   --------------
                                         2001       2002        2003
                                       --------   --------   --------------
                                          RMB       RMB
                                       millions   millions    RMB millions
ASSETS
Non-current assets
Property, plant and equipment, net      138,623    149,165          145,344
Construction in progress                 23,274     20,319           22,706
Lease prepayments                         2,638      2,644            2,630
Interests in associates                     417        429              429
Investments                                 446        270              261
Deferred tax assets                       4,059      5,118            5,322
Other assets                              5,749      6,405            6,386
                                       --------   --------   --------------
Total non-current assets                175,206    184,350          183,078
Current assets
Inventories                               1,413      1,066            1,153
Accounts receivable, net                  5,608      5,961            7,431
Prepayments and other current assets      2,752      1,736            1,747
Time deposits with maturity over
three months                                473      1,316              405
Cash and cash equivalents                 3,882     16,423           17,835
                                       --------   --------   --------------
Total current assets                     14,128     26,502           28,571
                                       --------   --------   --------------
Total assets                            189,334    210,852          211,649
                                       ========   ========   ==============

                                             Audited           Unaudited
                                       -------------------   --------------
                                        As at December 31,   As at June 30,
                                       -------------------   --------------
                                         2001       2002         2003
                                       --------   --------   --------------
                                          RMB       RMB
                                       millions   millions    RMB millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt                          18,827     19,175           16,745
Current portion of long-term debt         3,621      2,219            1,852
Accounts payable                         14,919     14,399           11,850
Accrued expenses and other payables      11,672     10,266           12,056
Income tax payable                          212      3,842            2,036
Current portion of finance lease
obligations                                  38         --               --
Current portion of deferred revenues      8,155      7,726            6,972
                                       --------   --------   --------------
Total current liabilities                57,444     57,627           51,511
                                       --------   --------   --------------
Net current liabilities                 (43,316)   (31,125)         (22,940)
Total assets less current
liabilities                             131,890    153,225          160,138
Non-current liabilities
Long-term debt                            7,101      4,853            4,937
Finance lease obligations                    11         --               --
Deferred revenues                        26,353     21,612           19,580
Deferred tax liabilities                     --        618              851
                                       --------   --------   --------------
Total non-current liabilities            33,465     27,083           25,368
                                       --------   --------   --------------
Total liabilities                        90,909     84,710           76,879
Minority interests                          940      1,134            1,175
Shareholders' equity
Share capital                                --     75,614           75,614
Reserves                                 97,485     49,394           57,981
                                       --------   --------   --------------
Total shareholders' equity               97,485    125,008          133,595
                                       --------   --------   --------------
Total liabilities and shareholders'
equity                                  189,334    210,852          211,649
                                       ========   ========   ==============

CONSOLIDATED STATEMENTS OF INCOME
                                             Audited            Unaudited
                                       -------------------   ----------------
                                           Years ended       Six-month period
                                           December 31,       ended June 30,
                                       -------------------   ----------------
                                         2001       2002           2003
                                       --------   --------   ----------------
                                          RMB       RMB             RMB
                                       millions   millions        millions
Operating revenues                       68,546     75,496             39,536
Operating expenses
Depreciation and amortisation           (19,451)   (20,882)           (10,859)
Network operations and support          (20,269)   (20,131)            (9,693)
Selling, general and administrative      (9,401)   (10,468)            (5,476)
Other operating expenses                 (1,327)    (2,637)            (1,310)
                                       --------   --------   ----------------
Total operating expenses                (50,448)   (54,118)           (27,338)
                                       --------   --------   ----------------
Operating profit                         18,098     21,378             12,198
Deficit on revaluation of property,
plant and equipment                     (11,930)        --                 --
Net finance income/(costs)                  293       (632)              (176)
Investment income                           310          4                  2
Share of profit from associates              22         35                 --
                                       --------   --------   ----------------
Profit before taxation and minority
interests                                 6,793     20,785             12,024
Taxation                                     69     (3,855)            (2,743)
                                       --------   --------   ----------------
Profit before minority interests          6,862     16,930              9,281
Minority interests                           21        (66)               (21)
                                       --------   --------   ----------------
Profit attributable to shareholders       6,883     16,864              9,260
                                       ========   ========   ================
Basic earnings per share (in RMB)          0.10       0.24               0.12
                                       ========   ========   ================

CONSOLIDATED STATEMENTs OF SHAREHOLDERS' EQUITY

                                                                                      Statutory                       Total
                                                                  Revalua-             common                         Share-
                                     Share    Capital     Share     tion    Surplus    welfare     Other   Retained   holder'
                                    capital   reserve    premium  reserve   reserve     fund     reserves  earnings   equity
                                    --------  --------  --------  --------  --------  ---------  --------  --------  --------
                                      RMB       RMB       RMB        RMB      RMB        RMB       RMB       RMB       RMB
                                    millions  millions  millions  millions  millions   millions  millions  millions  millions
(Audited)
Balance as at January 1, 2001             --        --        --        --        --         --        --   101,619   101,619
Net profit                                --        --        --        --        --         --        --     6,883     6,883
Contributions from China Telecom          --        --        --        --        --         --        --     3,003     3,003
Distributions to China Telecom            --        --        --        --        --         --        --   (15,835)  (15,835)
Assets distributed to China
Telecom in connection with the
Restructuring                             --        --        --        --        --         --        --   (11,285)  (11,285)
Revaluation surplus                       --        --        --     4,154        --         --        --        --     4,154
Recognition of deferred tax assets        --        --        --        --        --         --     4,059        --     4,059
Elimination of net deferred tax
liabilities                               --        --        --        --        --         --        --     4,887     4,887
                                    --------  --------  --------  --------  --------  ---------  --------  --------  --------
Balance as at December 31, 2001           --        --        --     4,154        --         --     4,059    89,272    97,485
Capitalisation as share capital
upon incorporation of the Company     68,317    20,955        --        --        --         --        --   (89,272)       --
Issue of shares, net of issuing
expenses of RMB796 million             7,297        --     3,362        --        --         --        --        --    10,659
Net profit                                --        --        --        --        --         --        --    16,864    16,864

Appropriations                            --        --        --        --     8,121      1,624        --    (9,745)       --
Revaluation surplus realised              --        --        --       (10)       --         --        --        10        --
Deferred tax on amortisation of
land use rights realised                  --        --        --        --        --         --       (75)       75        --
                                    --------  --------  --------  --------  --------  ---------  --------  --------  --------
Balance as at December 31, 2002       75,614    20,955     3,362     4,144     8,121      1,624     3,984     7,204   125,008
                                    ========  ========  ========  ========  ========  =========  ========  ========  ========
(Unaudited)
Balance as at January 1, 2003         75,614    20,955     3,362     4,144     8,121      1,624     3,984     7,204   125,008
Net profit                                --        --        --        --        --         --        --     9,260     9,260
Dividends                                 --        --        --        --        --         --        --      (673)     (673)
Revaluation surplus realised              --        --        --        (4)       --         --        --         4        --
Deferred tax on amortisation of
land use rights realised                  --        --        --        --        --         --       (52)       52        --
                                    --------  --------  --------  --------  --------  ---------  --------  --------  --------
Balance as at June 30, 2003           75,614    20,955     3,362     4,140     8,121      1,624     3,932    15,847   133,595
                                    ========  ========  ========  ========  ========  =========  ========  ========  ========

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                           Audited               Unaudited
                                                                   --------------------------   ------------
                                                                                                 Six-month
                                                                                                period ended
                                                                    Years ended December 31,      June 30,
                                                                   --------------------------   ------------
                                                            Note      2001           2002          2003
                                                            ----   -----------   ------------   ------------
                                                                       RMB           RMB            RMB
                                                                     millions      millions       millions
Net cash from operating activities                           (a)        32,761         37,102         14,516
                                                                   -----------   ------------   ------------
Cash flows from investing activities
Capital expenditure                                                    (34,610)       (28,169)       (11,347)
Purchase of investments                                                   (290)           (50)            (4)
Lease prepayments                                                         (437)           (74)           (17)
Proceeds from disposal of property, plant and equipment                     72             41             18
Increase in time deposits with maturity over three months                 (473)        (1,312)          (168)
Maturity of time deposits with maturity over three months                  339            469          1,079
                                                                   -----------   ------------   ------------
Net cash used in investing activities                                  (35,399)       (29,095)       (10,439)
                                                                   -----------   ------------   ------------
Cash flows from financing activities
Proceeds from initial public offering,
net of issuing expenses                                                     --         10,659             --
Capital element of finance lease payments                                 (305)           (49)            --
Proceeds from bank debt                                                 21,423         25,749         17,900
Repayments of bank debt                                                (16,979)       (29,278)       (20,585)
Cash (distributions to)/contributions from minority
interests                                                                   --            (12)            20
Cash contributions from China Telecom                                    3,003            --              --
Cash distributions to China Telecom                                    (14,483)        (2,535)            --
                                                                   -----------   ------------   ------------
Net cash (used in)/from financing activities                            (7,341)         4,534         (2,665)
                                                                   -----------   ------------   ------------
Net (decrease)/increase in cash and cash equivalents                    (9,979)        12,541          1,412
                                                                   -----------   ------------   ------------
Cash and cash equivalents at beginning
of year/period                                                          13,861          3,882         16,423
                                                                   -----------   ------------   ------------
Cash and cash equivalents at end
of year/period                                                           3,882         16,423         17,835
                                                                   ===========   ============   ============

CONSOLIDATED STATEMENTS OF CASH FLOW -- (CONTINUED)

(a) Reconciliation of profit before taxation and minority interests to net cash from operating activities

                                                                           Audited               Unaudited
                                                                   --------------------------   ------------
                                                                                                 Six-month
                                                                                                period ended
                                                                    Years ended December 31,      June 30,
                                                                   --------------------------   ------------
                                                            Note      2001           2002          2003
                                                            ----   -----------   ------------   ------------
                                                                       RMB           RMB            RMB
                                                                     millions      millions       millions
Profit before taxation and minority interests                            6,793         20,785         12,024
Adjustments for:
Depreciation and amortisation                                           19,451         20,882         10,859
Deficit on revaluation of property, plant and equipment                 11,930             --             --
Provision for doubtful accounts                                            186            345            319
Investment income                                                         (310)            (4)            (2)
Share of profit from associates                                            (22)           (35)            --
Interest income                                                           (246)          (140)          (119)
Interest expense                                                         1,415          1,321            616
Unrealised foreign exchange (gains)/losses                                (325)           227            (28)
Loss on retirement and disposal of property, plant
and equipment                                                            1,720            410            109
Decrease/(increase) in accounts receivable                               1,336           (698)        (1,789)
(Increase)/decrease in inventories                                         (99)           347            (87)
(Increase)/decrease in prepayments and other current assets               (550)         1,149            (50)
(Increase)/decrease in other non-current assets                         (1,139)          (588)            50
Increase/(decrease) in accounts payable                                  1,231            (78)          (417)
(Decrease)/increase in accrued expenses and other payables                (373)           157            818
Decrease in deferred revenues                                           (3,691)        (5,170)        (2,786)
                                                                   -----------   ------------   ------------
Cash generated from operations                                          37,307         38,910         19,517
Interest received                                                          246            140            119
Interest paid                                                           (1,408)        (1,315)          (613)
Investment income received                                                 255             33             13
Income tax paid                                                         (3,639)          (666)        (4,520)
                                                                   -----------   ------------   ------------
Net cash from operating activities                                      32,761         37,102         14,516
                                                                   ===========   ============   ============

/14/INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

     The accompanying unaudited pro forma financial information of the Combined Group, as defined below, has been prepared giving effect to China Telecom Corporation Limited's proposed acquisition of the

----------
/14/ 14.30(6)
14.16(8)
entire equity interests in Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom (collectively and together with their subsidiaries are referred to as the "Target Group") and certain network management and research and development facilities from China Telecommunications Corporation ("China Telecom") for a total purchase price of RMB46,000 million (the "Acquisition"). China Telecom Corporation Limited (the "Company") and together with its subsidiaries are referred to as the "Listed Group". The purchase price will be satisfied by an initial cash payment of RMB11,000 million and a deferred consideration of RMB35,000 million. The deferred consideration is interest-bearing and repayable within 10 years. As a result of both the Target Group and the Company being under common control prior to the Acquisition, the acquisition of the Target Group will be considered as a "combination of entities under common control". Under a combination of entities under common control, the assets and liabilities of the Target Group to be acquired by the Company will be accounted for at historical amounts in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). In as-if pooling-of-interests accounting, the consolidated financial statements of the Company for periods prior to the combination will be restated to include the assets and liabilities and results of operations of the Target Group for those periods on a combined basis (the "Combined Group"). The purchase price in respect of the acquisition of the Target Group will be treated as an equity transaction at the date of the acquisition.

     The accompanying unaudited pro forma statements of income of the Combined Group for the year ended December 31, 2002 and for the six-month period ended June 30, 2003 give effect to the Acquisition as if the Acquisition had been consummated on January 1, 2002 and January 1, 2003, respectively. The unaudited pro forma statement of income of the Combined Group for the year ended December 31, 2002 has been further adjusted to give effect to certain events relating to the Restructuring (as defined in Appendix IV to this circular) as if the Restructuring had taken place on January 1, 2002. The accompanying unaudited pro forma balance sheet of the Combined Group as at June 30, 2003 gives effect to the Acquisition as if the Acquisition had been consummated on June 30, 2003.

     The unaudited pro forma financial information of the Combined Group is based upon the historical combined financial statements of the Target Group and the consolidated financial statements of the Listed Group after giving effect to the pro forma adjustments described in the accompanying notes to the pro forma financial information of the Combined Group. A narrative description of the pro forma effects of the Acquisition and the Restructuring that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Combined Group; and (iii) factually supportable, are summarised in the accompanying notes to the unaudited pro forma financial information of the Combined Group. As described in Appendix IV, the expected effects of the new service agreements (other than the property leasing agreements) in connection with the Restructuring are not reflected in the pro forma statement of income for the year ended December 31, 2002 because the effects of such change cannot be factually supported, reasonably estimated and/or do not result in any material change to the results of operations. Since the actual effects of the Restructuring and of the new service agreements have been reflected in the Target Group's historical financial data for the six-month period ended June 30, 2003, no pro forma adjustments in respect of the effects of the Restructuring are required for the Combined Group's pro forma statement of income for that period.

     The unaudited pro forma financial information of the Combined Group is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma financial information of the Combined Group does not purport to describe the actual financial position or results of the Combined Group's operations that would have been achieved had the Acquisition been consummated, and the Restructuring taken effect as at the date or the beginning of the year/period indicated herein. Further, the accompanying unaudited pro forma financial information of the Combined Group does not purport to predict the Combined Group's future financial position or results of operations.

     The unaudited pro forma financial information of the Combined Group should be read in conjunction with the audited combined financial statements of the Target Group, including the notes thereto, the financial information of the Listed Group and other financial information included elsewhere in this circular.

UNAUDITED PRO FORMA BALANCE SHEET OF THE COMBINED GROUP
AS AT JUNE 30, 2003

                                                                                                 Combined
                                                Target Group  Listed Group   Pro Forma            Group
                                                 Historical    Historical   Adjustments          Pro Forma
                                                ------------  ------------  ------------       ------------
                                                RMB millions  RMB millions  RMB millions       RMB millions
ASSETS
Non-current assets
Property, plant and equipment, net                    72,503       145,344           432/(1)/       218,279
Construction in progress                               8,259        22,706                           30,965
Lease prepayments                                        620         2,630                            3,250
Interests in associates                                   39           429                              468
Investments                                                1           261                              262
Deferred tax assets                                    2,819         5,322                            8,141
Other assets                                           3,367         6,386                            9,753
                                                ------------  ------------                     ------------
Total non-current assets                              87,608       183,078                          271,118
                                                ------------  ------------                     ------------
Current assets
Inventories                                              769         1,153                            1,922
Accounts receivable, net                               3,727         7,431                           11,158
Prepayments and other current assets                   1,007         1,747                            2,754
Time deposits with maturity over three months             33           405                              438
Cash and cash equivalents                              2,323        17,835       (11,000)/(1)/        9,158
                                                ------------  ------------  ------------       ------------
Total current assets                                   7,859        28,571                           25,430
                                                ------------  ------------                     ------------
Total assets                                          95,467       211,649                          296,548
                                                ============  ============                     ============

AS AT JUNE 30, 2003

                                                                                                 Combined
                                                Target Group  Listed Group   Pro Forma            Group
                                                 Historical    Historical   Adjustments          Pro Forma
                                                ------------  ------------  ------------       ------------
                                                RMB millions  RMB millions  RMB millions       RMB millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt                                       21,011        16,745                           37,756
Current portion of long-term debt                      4,837         1,852                            6,689
Accounts payable                                       7,109        11,850                           18,959
Accrued expenses and other payables                    6,642        12,056                           18,698
Income tax payable                                     1,068         2,036                            3,104
Current portion of finance lease obligations              66            --                               66
Current portion of deferred revenues                   3,640         6,972                           10,612
                                                ------------  ------------                     ------------
Total current liabilities                             44,373        51,511                           95,884
                                                ------------  ------------                     ------------
Net current liabilities                              (36,514)      (22,940)                         (70,454)
                                                ------------  ------------                     ------------
Total assets less current liabilities                 51,094       160,138                          200,664
                                                ------------  ------------                     ------------
Non-current liabilities
Long-term debt                                        10,379         4,937        35,000/(2)/        50,316
Finance lease obligations                                 51            --                               51
Deferred revenues                                      9,319        19,580                           28,899
Deferred tax liabilities                                 106           851                              957
                                                ------------  ------------                     ------------
Total non-current liabilities                         19,855        25,368                           80,223
                                                ------------  ------------                     ------------
Total liabilities                                     64,228        76,879                          176,107
Minority interests                                        53         1,175                            1,228
Shareholders' equity
Share capital                                             --        75,614                           75,614
Reserves                                              31,186        57,981       (10,568)/(1)/       43,599
                                                ------------  ------------  ------------       ------------
                                                                                 (35,000)/(2)/
Total shareholders' equity                            31,186       133,595                          119,213
                                                ------------  ------------                     ------------
Total liabilities and shareholders' equity            95,467       211,649                          296,548
                                                ============  ============                     ============

See accompanying notes to unaudited pro forma financial information of the Combined Group.

UNAUDITED PRO FORMA STATEMENT OF INCOME OF THE COMBINED GROUP
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003

                                    Target      Listed                       Combined
                                    Group       Group       Pro Forma          Group
                                  Historical   Historical   Adjustments      Pro Forma
                                  ----------   ----------   -----------      ---------
                                     RMB          RMB           RMB             RMB
                                   millions     millions     millions         millions
Operating revenues                    18,247       39,536           (13)/(3)/   57,770
Operating expenses
Depreciation and amortisation         (5,136)     (10,859)          (25)/(1)/  (16,020)
Network operations and support        (5,534)      (9,693)                     (15,227)
Selling, general and
administrative                        (2,602)      (5,476)                      (8,078)
Other operating expenses                (112)      (1,310)          141/(3)/    (1,281)
                                  ----------   ----------   -----------      ---------
Total operating expenses             (13,384)     (27,338)                     (40,606)
                                  ----------   ----------                    ---------
Operating profit                       4,863       12,198                       17,164
Net finance costs                       (726)        (176)          (57)/(1)/   (1,866)
                                                                   (907)/(2)/

Investment income                         --            2                            2
Share of profit from associates   ----------   ----------                    ---------
                                          --           --                           --
                                  ----------   ----------                    ---------
Profit before taxation and
minority interests                     4,137       12,024                       15,300
Taxation                                (763)      (2,743)          284/(7)/    (3,222)
                                  ----------   ----------   -----------      ---------

Profit before minority
interests                              3,374        9,281                       12,078
Minority interests                        (3)         (21)                         (24)
                                  ----------   ----------                    ---------
Net profit                             3,371        9,260                       12,054
                                  ==========   ==========                    =========
Basic earnings per share (in
RMB)                                                 0.12                         0.16
                                               ==========                    =========

Weighted average number of
shares                                             75,614                       75,614
(in millions)                                  ==========                    =========


See accompanying notes to unaudited pro forma financial information of the Combined Group.

UNAUDITED PRO FORMA STATEMENT OF INCOME OF THE COMBINED GROUP
FOR THE YEAR ENDED DECEMBER 31, 2002

                                    Pro Forma
                                   adjustments
                                     giving
                                    effect to                                       Pro Forma
                                     certain                                       adjustments
                        Target     events of the        Target       Listed          giving            Combined
                        Group      Restructuring        Group        Group         effect to the         Group
                      Historical    Pro Forma          Pro Forma   Historical       Acquisition        Pro Forma
                      ----------   -------------      ----------   ----------      -------------       ---------
                         RMB            RMB              RMB          RMB               RMB               RMB
                       millions       millions         millions     millions          millions         millions
Operating revenues        34,068                           34,068       75,496               (40)/(3)/   109,524
Operating expenses
Depreciation and
amortisation             (12,123)          2,643/(4)/      (9,421)     (20,882)              (50)/(1)/   (30,353)

                                              59/(5)/
Network operations
and support              (12,097)                         (12,097)     (20,131)                          (32,228)
Selling, general
and administrative        (4,993)            (33)/(5)/     (5,026)     (10,468)                          (15,494)

Other operating
expenses                    (236)                            (236)      (2,637)              346/(3)/     (2,527)
                      ----------                       ----------   ----------     -------------       ---------
Total operating
expenses                 (29,449)                         (26,780)     (54,118)                          (80,602)
                      ----------                       ----------   ----------                         ---------

Operating profit           4,619                            7,288       21,378                            28,922
Deficit on
revaluation of
property, plant and
equipment                (14,690)                         (14,690)          --                           (14,690)

Net finance costs         (1,512)                          (1,512)        (632)             (121)/(1)/    (4,079)
                                                                                          (1,814)/(2)/
Investment income             59             (59)/(6)/         --            4                                 4
Share of profit
from associates                2                                2           35                                37
                      ----------                       ----------   ----------                         ---------
(Loss)/profit
before taxation and
minority interests       (11,522)                          (8,912)      20,785                            10,194
Taxation                   4,437            (861)/(7)/      3,576       (3,855)              554/(7)/        275
                      ----------   -------------       ----------   ----------     -------------       ---------
(Loss)/profit
before minority
interests                 (7,085)                          (5,336)      16,930                            10,469
Minority interests            (6)                              (6)         (66)                              (72)
                      ----------                       ----------   ----------                         ---------
Net (loss)/profit         (7,091)                          (5,342)      16,864                            10,397
                      ==========                       ==========   ==========                         =========

Basic earnings per
share (in RMB)                                                            0.24                              0.15
                                                                    ==========                         =========
Weighted average
number of shares
(in millions)                                                           69,242                            69,242
                                                                    ==========                         =========

See accompanying notes to unaudited pro forma financial information of the Combined Group.

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP

(1) In connection with the Acquisition, an initial cash payment of RMB11,000 million will be made from internal resources of the Listed Group. The pro forma balance sheet adjustment reflects the payment of the initial cash consideration and the increase in property, plant and equipment related to the purchase of the network management and research and development facilities as if the Acquisition had been consummated on June 30, 2003. The pro forma income statement adjustment reflects the reduction in interest income in respect of the cash paid for the initial consideration and the additional depreciation charge in respect of the purchase of network management and research and development facilities as if the Acquisition had been consummated as at the beginning of the year/period indicated herein. The historical operating expenses related to the network management and research and development facilities shared by the Target Group and the Listed Group have been reflected in their respective historical financial data presented herein.

(2) In connection with the Acquisition, a deferred consideration of RMB35,000 million will be payable by the Company to China Telecom. The pro forma balance sheet adjustment reflects the deferred consideration payable as if the Acquisition had been consummated on June 30, 2003. The pro forma income statement adjustment reflects the additional interest expense in respect of the deferred consideration at 5.184% per annum as if the Acquisition had been consummated as at the beginning of the year/period indicated herein.

(3) Following the completion of the Acquisition, the formula of interconnection settlement between China Telecom Corporation Limited and China Telecom Group will change such that the settlement is based on the net volume of telephone calls originating from the Combined Group to China Telecom Group and vice versa multiplied by settlement fees as stipulated in the Interconnection Agreement between China Telecom Corporation Limited and China Telecom. The pro forma income statement adjustment reflects the expected effect of the change of the interconnection settlement formula on the interconnection revenue and expenses as if the Acquisition had been consummated as at the beginning of the year/period indicated herein.

(4) In connection with the Restructuring, the property, plant and equipment of the Target Group were revalued as at December 31, 2002 which resulted in a net revaluation deficit of RMB13,930 million. The pro forma adjustment reflects the reduction in depreciation charge resulting from the revaluation of the Target Group's property, plant and equipment as if the results of the revaluation had been recorded on January 1, 2002.

(5) In connection with the Restructuring, certain properties and buildings associated with the Predecessor Operations were not transferred to the Target Group but were retained by China Telecom. Pursuant to property leasing agreements between the Target Group and China Telecom Group, the Target Group leases the properties and buildings from China Telecom Group. The amount to be paid by the Target Group to China Telecom Group is based on market rates, with reference to amounts stipulated by local price bureaus. The pro forma adjustment reflects the effects of a reduction in depreciation charge relating to these properties and buildings and an increase in rental expense as if the Restructuring occurred and the property leasing agreements took effect on January 1, 2002.

(6) In connection with the Restructuring, certain long-term investments and interests in associates that are unrelated to the telecommunications industries were not transferred to the Target Group but were retained by China Telecom. The pro forma adjustment reflects a reduction in investment income generated from these investments as if the Restructuring occurred on January 1, 2002.

(7) The pro forma adjustment reflects the tax effect of the above pro forma adjustments using the statutory tax rate of 33%.

     /15/The forecast on the combined profit after taxation and minority interests but before extraordinary items of the Target Group for the year ending December 31, 2003 is set out in the section headed "Letter from the Chairman -- Prospective Financial Information".

(A)  BASES AND ASSUMPTIONS

     The management of the Company and the Target Group have prepared the forecast on the combined profit after taxation and minority interests but before extraordinary items of the Target Group for the year ending December 31, 2003. The management of the Company and the Target Group are not currently aware of any extraordinary items which have arisen or are likely to arise in respect of the year ending December 31, 2003. The forecast has been prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Target Group as summarized in Appendix III and has been based on the following principal assumptions:

     (1) there will be no material changes in existing political, legal, regulatory, fiscal or economic conditions in the PRC, Hong Kong, or any other territory in which the Target Group currently operates or which are otherwise material to the Target Group's revenues;

     (2) there will be no material changes in legislation or regulations governing the telecommunications industry in the PRC, Hong Kong or any other country or territory in which the Target Group operates or which the Target Group has arrangements or agreements with, which would materially affect the business or operations of the Target Group;

     (3) inflation, interest rates or foreign currency exchange rates will not differ materially from those prevailing as of the date of this circular;

     (4) there will be no material changes in the bases or rates of taxation appropriate to the Target Group, except as otherwise disclosed in this circular; and

     (5) based on information currently available, there will be no tariff reduction that will have a material adverse effect on the Target Group's business.


----------
/15/14.15(1)(a)
App. 1B
para. 29(2)

(B)  LETTERS

     /16/Set out below are the text of the letters received from KPMG, and from the Company's Financial Advisers in connection with the forecast of the profit after taxation and minority interests but before extra ordinary items of the Target Group for the year ending December 31, 2003 and prepared for the purpose of inclusion in this circular.

                                                   \raster(100%,p)="KPMGlogo100"

                                                                       8th Floor
                                                               Prince's Building
                                                                  10 Chater Road
                                                                       Hong Kong

                                                                October 27, 2003

The Directors China Telecom Corporation Limited

China International Capital Corporation (Hong Kong) Limited
Morgan Stanley Dean Witter Asia Limited

Dear Sirs,

     We have reviewed the accounting policies and calculations adopted in arriving at the forecast (the "Forecast") of the combined profit after taxation and minority interests but before extraordinary items of Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (together with their subsidiaries are collectively referred to as the "Target Group") for the year ending December 31, 2003, for which the directors of the Company (the "Directors") and the management of the Target Group (the "Management") are solely responsible, as set out in the circular dated October 27, 2003 issued by China Telecom Corporation Limited. The Forecast is based on the results of the Target Group for the six months ended June 30, 2003 and a forecast of the Target Group's results for the remaining six months of the year ending December 31, 2003.

     In our opinion, so far as the accounting policies and calculations are concerned, the Forecast has been properly compiled on the bases and assumptions made by the Directors and the Management as set out in Part A of Appendix VII to the circular and is presented on a basis consistent in all material respects with the accounting policies adopted by the Target Group as set out in its audited financial statements, the text of which is set out in Appendix III to the circular.

                                                                Yours faithfully

                                                                            KPMG
                                                    Certified Public Accountants

\raster(55%,p)="CICC"
                                             \raster(73%,p)="morgan_stanley_new"

China International Capital Corporation  Morgan Stanley Dean Witter Asia Limited
(Hong Kong) Limited                                                   30th Floor
Suite 2307, 23rd Floor                                     Three Exchange Square
One International Financial Centre                                       Central
1 Harbour View Street                                                  Hong Kong

----------
/16/ 14.15(1)(b)

     Central
     Hong Kong
October 27, 2003

The Directors
China Telecom Corporation Limited
31 Jinrong Avenue
Beijing 100032
P.R.C

Dear Sirs

     We refer to the forecast of the combined profit after taxation and minority interests but before extraordinary items of Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom and their respective subsidiaries (the Target Group), for the year ending December 31, 2003, as set out in the section headed "Letter from the Chairman -- Prospective Financial Information" of the circular dated October 27, 2003 issued by China Telecom Corporation Limited (the Company).

     We have discussed with you the bases and assumptions upon which the profit forecast has been made. We have also considered the letter dated October 27, 2003 addressed to you and us from KPMG regarding the accounting policies and calculations upon which the forecast has been made.

     On the basis of the assumptions made by the management of the Company and the Target Group, respectively, and on the basis of the accounting policies and calculations reviewed by KPMG, we are of the opinion that the profit forecast, for which the management of the Company and the Target Group are solely responsible, has been made after due and careful enquiry.

                                                               Yours faithfully,
Yours faithfully,                                           For and on behalf of
For and on behalf of                                  MORGAN STANLEY DEAN WITTER
CHINA INTERNATIONAL CAPITAL CORPORATION                             ASIA LIMITED
(HONG KONG) LIMITED

Bi Mingjian                                                     Jia Jonathan Zhu
Managing Director                                              Managing Director

/17/1. RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     /18/As of the Latest Practicable Date:

----------
/17/14.16(3)
14.30(2)
App. 1B
para.2
/18/ 14.16(3)
14.30(2)

     (i) none of the Directors or chief executive of the Company had any interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (with the meaning of Part XV of the Securities and Futures Ordinance) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (including interests and short positions which he is taken or deemed to have under such provisions of Securities and Futures Ordinance), (2) required, pursuant to section 352 of the Securities and Futures Ordinance, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange;

     (ii) the Company has not granted its Directors, chief executives or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

/19/(iii) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Listed Group since December 31, 2002, being the date to which the latest published audited financial statements of the Company were made up or subsisting at the date of the circular, and which was significant in relation to the business of the Listed Group taken as a whole;

/20/(iv) none of the Directors or any professional advisers named in paragraph 9 of this Appendix had since December 31, 2002, being the date to which the latest published audited financial statements of the Company were made up, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Listed Group, or are proposed to be acquired or disposed of by or leased to any member of the Listed Group.

3.  SUBSTANTIAL SHAREHOLDERS

     /21/As of the Latest Practicable Date, so far as is known to the Directors, the following persons were, directly or indirectly, interested in 5 per cent. or more of the issued share capital carrying rights to vote at general meetings of the Company:

Name of the Shareholder               No. of Shares   Percentage of Shares held
                                      -------------   -------------------------

China Telecommunications
 Corporation                         58,809,120,182                       77.78%
Guangdong Rising Assets
 Management Co., Ltd.                 5,658,608,387                        7.48%
     Save as disclosed herein, there is no person known to the Directors or chief executive of the Company who, as of the Latest Practicable Date, has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or, who is, directly or indirectly, interested in 5 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Listed Group.

4.  LITIGATION

----------
App. 1B
para. 38(1)
/19/14.16(3)
14.30(2)
App. 1B
para. 40(2)
/20/14.16(3)
14.30(2)
App. 1B
para. 40(1)
/21/App. 1B
para. 38(2)

     /22/No member of the Target Group or the Listed Group is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Target Group or the Listed Group.

5.   SERVICE CONTRACTS

     /23/Each of the Directors has entered into a service contract with us for a term ending on September 9, 2005 subject to removal by the shareholders in general meeting and termination by either party giving not less than three months' written notice to the other party.

     Save for the above, as of the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Listed Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.   MATERIAL CONTRACTS

     The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by members of the Listed Group/Target Group within the two years immediately preceding the date of this circular, and are or may be material:

     (a) the reorganization agreement (in Chinese) dated September 10, 2002 between China Telecommunications Corporation and the Company, pursuant to which China Telecommunications Corporation transferred to the Company some of its assets, rights and liabilities in connection with certain telecommunications businesses;

     (b) the non-competition agreement dated September 10, 2002 entered into between the Company and the Parent regarding the regulation of competition issues between the Company and the Parent;

     (c) the letter of undertakings dated September 10, 2002 entered into between the Company and the Parent regarding certain undertakings given to the Company by the Parent referred to in the Section headed "Relationship with the China Telecommunications Corporation" of this circular;

     (d) the trademark licence agreement dated September 10, 2002 entered into between the Company and the Parent regarding the licensing of logo and certain trademarks referred to in the Section headed "Business -- Connected Transactions" on pages 95 to 96 of the Company's Prospectus;

     (e) the supplemental trademark licence agreement dated October 26, 2003 entered into between the Company and the Parent referred to in the Section headed "Connected Transactions" of this circular;

     (f) the community services agreements entered into in October 2002 between the subsidiaries of the Company and each of the four provincial subsisting companies regarding the provision of certain community services referred to in the Section headed "Connected Transactions" on pages 103 to 104 of the Company's Prospectus;

----------
/22/14.16(3)
App. 1B
para. 33
/23/14.30(2)
App. 1B
para. 39
14.16(3)
14.16(11)

     (g) the supplemental agreements dated October 26, 2003 relating to extension of terms of the community services agreements entered into in October 2002 between the subsidiaries of the Company and each of the four provincial subsisting companies;

     (h) the community services agreements entered into in October 26, 2003 between the Provincial Subsisting Companies and the Target Companies regarding the provision of certain community services referred to in the Section headed "Connected Transactions" of this circular;

     (i) the Hong Kong underwriting agreement dated October 24, 2002 entered into between the Company, the Sponsors and the Hong Kong Underwriters;

     (j) the Hong Kong underwriting agreement dated November 5, 2002 entered into between the Company, the Sponsors and the Hong Kong Underwriters referred to in the Section headed "Underwriting -- Underwriting Arrangements and Expenses" on page 164 of the Company's Prospectus; and

     (k) the acquisition agreement dated October 26, 2003 entered into between the Company and the Parent regarding the Acquisition referred to in the Section headed "Letter from the Chairman -- Acquisition" of this circular.

7.   MATERIAL ADVERSE CHANGE

     /24/The Directors are not aware of any material adverse change in the financial or trading position of the Listed Group since December 31, 2002, being the date of the latest published audited financial statements of the Company.

8.   CONSENTS

     /25/CICC, Morgan Stanley, JPMorgan, KPMG and Chesterton have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

     As at the Latest Practicable Date, none of CICC, Morgan Stanley, JPMorgan, KPMG and Chesterton had any shareholding in any member of the Listed Group and none of them has any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Listed Group.

----------
/24/14.16(3)
14.30(2)
App. 1B
para. 2
/25/14.16(3)
14.30(2)
App. 1B
para. 5(2), (3)

9.   QUALIFICATIONS OF EXPERTS

     /26/The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names                                         Qualifications
                                              --------------

                           licensed by the Securities and Futures Commission for
CICC                             Types 1, 4 and 6 regulated activities under the
                                               Securities and Futures Ordinance

                           licensed by the Securities and Futures Commission for
Morgan Stanley               Types 1, 4, 6 and 7  regulated activities under the
                                               Securities and Futures Ordinance

JPMorgan  (independent     licensed  by the  Securities  and  Futures Commission
financial adviser)            for Types 1, 4, 6 and 7 regulated activities under
                                            the Securities and Futures Ordinance

KPMG                                               Certified Public Accountants
Chesterton                                                    Chartered surveyor
Haiwen & Partners                                             PRC legal advisers

10.  MISCELLANEOUS

     /27/(a) The Company Secretary is Li Ping, MBA.

     (b) The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100032, PRC

11.  DOCUMENTS AVAILABLE FOR INSPECTION

     /28/Copies of the following documents will be available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Hong Kong during normal business hours on any business day from the date of this circular until November 11, 2003:

     (a)  the Acquisition Agreement;

     (b)  the memorandum and articles of association of the Company;

     (c) the material contracts referred to under the paragraph headed "Material Contracts" in this Appendix;

     (d) the connected transactions agreements referred to in the section headed "Connected Transactions" in the "Letter from the Chairman" of this circular;

     (e)  the letters of consent referred to in paragraph 8 of this Appendix;

----------

/26/14.16(3)
14.30(2)
App. 1B
para. 5(1)
/27/ 14.16(3)
App. 1B
para. 35
para. 36
/28/14.16(3)
14.30(2)
App. 1B
para. 43

     (f) the letters relating to the profit forecast of the Target Group, the texts of which are set out in Appendix VII to this circular;

     (g) the letter from JPMorgan dated October 27, 2003, the text of which is set out on pages 36 to 59 of this circular.

\raster(100%,p)="China_Telecom"

                        China Telecom Corporation Limited

     (A joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

     NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of China Telecom Corporation Limited (the "Company") will be held at 10:00 a.m. on December 15, 2003 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

                              ORDINARY RESOLUTIONS

     1. "THAT the conditional sale and purchase agreement dated October 26, 2003 (the "Acquisition Agreement") between the Company and China Telecommunications Corporation, a copy of which has been initialled by the chairman of this meeting (the "Chairman"), pursuant to which, inter alia, China Telecommunications Corporation has agreed to sell, and the Company has agreed to purchase, the Target Assets at a purchase price of RMB46,000 million comprising:

          (a) RMB11,000 million payable in cash at completion of the Acquisition; and

          (b) RMB35,000 million to be paid on the date falling ten years from completion of the Acquisition is hereby generally and unconditionally approved and the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement."

     2. "THAT subject to the passing of Ordinary Resolutions No.1 set out in the notice convening the Extraordinary General Meeting of which this Resolution is proposed, the prospective connected transactions set out in sections 10.1(b) (in relation to the interconnection agreement), 10.2(a), 10.2(e) and 10.2(f) as described in the paragraph headed "Connected Transactions" under the section "Letter from the Chairman" of the circular of the Company dated October 27, 2003, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company, its subsidiaries and the Target Group, as the case may be, together with the Combined Group's relevant upper limits are hereby approved and the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such prospective connected transactions and such supplemental agreements relating to the Existing Connected Transactions."

                               SPECIAL RESOLUTION

     3. "THAT (i) subject to the passing of Ordinary Resolution No. 1 set out in the notice convening the Extraordinary General Meeting of which this Resolution is proposed, it is hereby approved that the Service Areas of the Company stipulated in Article 13 of the Articles of Association of the Company is amended from "four provinces (autonomous regions, municipality directly under the central government), namely Shanghai, Guangdong, Jiangsu and Zhejiang" to "ten provinces (municipalities directly under the central government/autonomous region), namely Shanghai, Guangdong, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Guangxi, Chongqing and Sichuan", to reflect the change in the Service Areas of the Company as a result of the Acquisition referred to in the Ordinary Resolution No. 1 set out above, and the directors of Company are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendments to the articles of association.

                                                           By Order of the Board
                                                                         Li Ping
                                                               Company Secretary
October 27, 2003.

Notes:

1. Capitalised terms used in this Notice shall have the same meanings ascribed to such terms in the Company's circular to shareholders dated October 27, 2003.

2. Buyers who submit the share transfer application forms to the Company's share registrar before 4:00 p.m. on November 14, 2003 (Friday) and then registered as Shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

3. Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the shareholders' circular of the Company, which is expected to be despatched to shareholders on or before Wednesday, October 29, 2003.

4. To be valid, the form of proxy together with the power of attorney or other authorization document (if any) signed by the authorized person or notarially certified power of attorney must be delivered to the Office of the Board for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

     The address of the share registrar for the Company's H Shares is as follows:

     Computershare Hong Kong Investor Services Limited
     Rooms 1712-1716
     17th Floor, Hopewell Centre
     183 Queens Road East, Wanchai, Hong Kong

5. A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

6. The registration procedure for attending the extraordinary general meeting is as follows:

     (a) shareholders attending the extraordinary general meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving it is the legal or duly authorized representative in order to attend the extraordinary general meeting on behalf of such corporation; and

     (b) shareholders intending to attend the extraordinary general meeting "in person or by proxy" are required to return the attendance slip via hand delivery, mail or fax to the Secretariat on or before Monday, November 24, 2003.

7. The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

8.   The address of the Office of the Board is as follows:

     31 Jinrong Street
     Xicheng District, Beijing 100032
     PRC

     Contact person: Li Ping
     Telephone: (8610) 6642 8166
     Fax: (8610) 6601 0728